ASSET PURCHASE AGREEMENT
BY AND BETWEEN
POLYONE CORPORATION
AND
SK ECHO GROUP S.À R.L.
August 16, 2019

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EXHIBITS

Exhibit A	Transaction Accounting Principles
Exhibit B	Illustrative Calculation of Working Capital
Exhibit C	R&W Binder
Exhibit D	Form of Supply Agreement
Exhibit E	Form of Deed
Exhibit F	Form of Transition Services Agreement
Exhibit G	Form of Local Transfer Agreement
Exhibit H	Form of Contract Manufacturing Agreement
Exhibit I	Form of Intellectual Property Assignment Agreement
Exhibit J	Form of Mexico Lease Agreement
Exhibit K	Form of Long Beach Lease Agreement
Exhibit L	Form of Distribution Agreement
Exhibit M	Form of IP License Agreement
Exhibit N	Form of Avon Lake Lease Agreement
Exhibit O	Form of Employee Lease Agreement

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ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement, dated as of August 16, 2019, is made by and between PolyOne Corporation, an Ohio corporation (“Seller”), and SK Echo Group S.à r.l.,, a société à responsabilité limitée governed by the laws of Luxembourg (“Purchaser”). Seller and Purchaser are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”
RECITALS
A.In addition to its other businesses (including the Retained Businesses), Seller is engaged, directly and indirectly through certain of its controlled Affiliates, in the PP&S Business.
B. Seller wishes to sell, and Purchaser wishes to purchase, the Purchased Assets on the terms and subject to the conditions set forth in this Agreement. In addition, Purchaser wishes to assume, and Seller wishes to have Purchaser assume, the Assumed Liabilities on the terms and subject to the conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants, and agreements contained herein, and other good and valuable consideration, the adequacy and receipt of which is hereby acknowledged, the Parties hereby agree as follows:
Article I
DEFINITIONS
Section 1.01. Certain Defined Terms. As used in this Agreement, the following terms, when used in this Agreement and other documents delivered in connection herewith, have the meanings set forth or referenced below:
“Action” means any action, suit or proceeding by or before any Governmental Authority or arbitration tribunal, whether civil, criminal, regulatory, or otherwise.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.
“After-Tax Basis” means that, in determining the amount of the payment necessary to indemnify any party against, or reimburse any party for, Losses, the amount of such Losses shall be reduced by the reduction in the amount of cash Taxes payable by such Indemnified Party in the taxable year (or within the immediately succeeding taxable year) in which such Losses occur and which reduction is attributable to the deductibility of such Losses (as determined on a “with and without” basis and taking into account for this purpose any Taxes incurred by the Indemnified Party which is attributable to or the indemnity payment related thereto). Such Tax consequences shall be computed assuming that the Indemnified Party is subject to taxation at the highest applicable marginal income tax rate.

“Agreement” means this Asset Purchase Agreement, dated as of August 16, 2019, between Seller and Purchaser, including the Disclosure Schedule and the Exhibits, and all amendments to such agreement made in accordance with Section 10.08.
“Allocated Purchase Price” has the meaning set forth in Section 2.12(b).
“Allocation Statement” has the meaning set forth in Section 2.12.
“Ancillary Agreements” means the Supply Agreement, Transition Services Agreement, Local Transfer Agreement, Contract Manufacturing Agreement, Intellectual Property Assignment Agreement, Lease Agreements, Distribution Agreement, IP License Agreement, Employee Lease Agreement, and Lot Split Lease (if required).
“Announcement 7” means the Announcement of the State Administration of Taxation on Several Issues Concerning the Corporate Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, SAT Announcement (2015) No. 7, promulgated by the State Administration of Taxation of China on February 3, 2015.
“Assets” means assets, properties and rights (including goodwill), wherever located (including in the possession of vendors or other Third-Parties), whether real, personal, or mixed, tangible or intangible, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.
“Assignment and Assumption Agreement” has the meaning set forth in Section 2.05(f).
“Assumed Contracts” has the meaning set forth in Section 2.01(a)(iv).
“Assumed Liabilities” has the meaning set forth in Section 2.01(c).
“Assumed Permits” has the meaning set forth in Section 2.01(a)(vii).
“Avon Lake Facility” means Seller’s facility located at 33587 Walker Rd, Avon Lake, Ohio 44012.
“Avon Lake Lease Agreement” has the meaning set forth in Section 2.05(m).
“Avon Lake Lot Split” has the meaning set forth in Section 5.11(a).
“Avon Lake Shared Services Agreement” has the meaning set forth in Section 5.11(b).
“Balance Sheet Date” means June 30, 2019.
“Bill of Sale” has the meaning set forth in Section 2.05(e).
“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the Cleveland, Ohio are required or authorized by Law to be closed.

“Business Employee” means (i) any individual who, as of the Closing, is employed (whether full- or part-time) by the Seller Group exclusively in the PP&S Business or by a Purchased Entity, including any such individual who is actively employed or on disability leave, maternity, paternity or parental leave, Family and Medical Leave Act leave, authorized leave of absence, with or without pay, workers compensation leave, reservist, military service or lay-off with recall rights, such individuals as of the date hereof are set forth on Section 1.01(a)(i) of the Disclosure Schedule, and (ii) the individuals set forth on Section 1.01(a)(ii) of the Disclosure Schedule, to the extent employed by the Seller Group at the Closing.
“Business Intellectual Property” means (a) all Intellectual Property set forth on Section 1.01(b) of the Disclosure Schedule, and (b) all Intellectual Property (other than Excluded Intellectual Property) that is owned by the Seller Group and is used or held for use exclusively in the PP&S Business.
“Business Real Property” means, collectively, the Owned Business Real Property and the Leased Business Real Property.
“Carve-out Financial Statements” has the meaning set forth in Section 3.04(a).
“Cash and Cash Equivalents” means cash and cash equivalents (including cash on hand, and deposits in transit), checks, money orders, marketable securities, short-term investments, bank and other depository accounts, certificates of deposits or time deposits, net of issued but uncleared checks.
“Chinese Purchase Price” has the meaning set forth in Section 2.12(a).
“Closing” has the meaning set forth in Section 2.03.
“Closing Adjustment” has the meaning set forth in Section 2.07(e).
“Closing Date” has the meaning set forth in Section 2.03.
“Closing Legal Impediment” has the meaning set forth in Section 7.01(b).
“Closing Notice” has the meaning set forth in Section 2.07.
“Closing Payment” has the meaning set forth in Section 2.07(f).
“Code” means the United States Internal Revenue Code of 1986.
“Commitment Letters” has the meaning set forth in Section 4.07.
“Collateral Source” has the meaning set forth in Section 9.05(a).
“Collateral Source Proceeds” has the meaning set forth in Section 9.05(a).
“Competition and Investment Laws” means applicable supranational, national, federal, state, provincial or local Laws designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition or (ii) review investments by foreign investors, to the extent applicable to the purchase and sale of the Purchased Assets and the other transactions contemplated by this Agreement, including the HSR Act.
“Confidentiality Agreement” has the meaning set forth in Section 5.04.
“Consultation Period” has the meaning set forth in Section 2.10(b).
“Contract Manufacturing Agreement” has the meaning set forth in Section 2.05(j).
“Contracting Parties” has the meaning set forth in Section 10.17.
“Contracts” means all contracts, subcontracts, agreements, leases, licenses, commitments, sales and purchase orders, and other instruments, arrangements, obligations or understandings of any kind that are binding on any Person or any part of its property under applicable Law.
“Controlled Group” means any Person, trade or business (whether or not incorporated) (a) under common control within the meaning of Section 4001(b)(1) of ERISA with Seller or (b) which together with Seller is treated as a single employer under Section 414(t) of the Code.
“Controlling Party” has the meaning set forth in Section 9.03(c).
“Copyrights” means all copyrights and designs and all registrations and applications for registration thereof in any jurisdiction throughout the world.
“Debt Commitment Letter” has the meaning set forth in Section 4.07.
“Debt Documents” has the meaning set forth in Section 5.09(b).
“Debt Financing” has the meaning set forth in Section 4.07.
“Debt Financing Sources” means the Persons, including the lenders, financial institutions, institutional investors and other financing sources that have committed to provide or arrange any Debt Financing or alternative debt financing in connection with the transactions contemplated by this Agreement, including the parties named in the Debt Commitment Letter and any joinder agreements, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates and their and their Affiliates’ respective officers, directors, employees, agents and Representatives and their respective successors and permitted assigns; provided, however, that in no event shall any Guarantor or any of its Affiliates or Representatives constitute Debt Financing Sources.
“Deed” or “Deeds” has the meaning set forth in Section 2.05(d).
“Determination Period” has the meaning set forth in Section 2.10(c).
“Disclosure Schedule” means the disclosure schedule, dated as of the date of this Agreement, delivered by Seller to Purchaser.

“Distribution Agreement” has the meaning set forth in Section 2.05(o).
“Employee Lease Agreement” has the meaning set forth in Section 2.05(s).
“Enforceability Limitations” means limitations on enforcement and other remedies imposed by or arising under or in connection with applicable Laws relating to bankruptcy, receivership, reorganization, insolvency, moratorium, fraudulent conveyance, preferential transfer and similar Laws relating to or affecting creditors’ rights generally from time to time in effect and general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity) and the exercise of equitable powers by a court of competent jurisdiction.
“Environmental Law” means any Law relating to pollution or protection of human health with respect to Hazardous Materials and the environment or natural resources, including the use, handling, transportation, treatment, storage, disposal, Release or discharge of, or exposure to, Hazardous Materials, or worker health and safety with respect to Hazardous Materials.
“Environmental Permits” means all permits, licenses, registrations, consents, approvals or other authorizations of any Governmental Authority required pursuant to applicable Environmental Law.
“Equity Commitment Letters” has the meaning set forth in Section 4.07.
“Equity Financing” has the meaning set forth in Section 4.07.
“Equity Interest” means, with respect to a Person, (i) any partnership interests, (ii) any membership interest or units, (iii) any shares of capital stock, (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity, (v) any subscriptions, calls, warrants, options, rights of first refusal or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire membership interests or units, capital stock, or any other equity securities or obligating a Person to issue, purchase, repurchase, redeem, transfer or sell any shares of its capital stock or other equity interests, (vi) any securities convertible into or exercisable or exchangeable for partnership interests, membership interests or units, capital stock or any other equity securities of any of the foregoing, or (vii) any other interest classified as an equity security.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.
“Estimated Indebtedness” has the meaning set forth in Section 2.07(c).
“Estimated Remaining Cash” has the meaning set forth in Section 2.07(b).
“Estimated Transaction Expenses” has the meaning set forth in Section 2.07(d).
“Estimated Working Capital” has the meaning set forth in Section 2.07(a).

“Excluded Assets” has the meaning set forth in Section 2.01(b).
“Excluded Employee Records” has the meaning set forth in Section 2.01(b)(ix).
“Excluded Intellectual Property” has the meaning set forth in Section 2.01(b)(vi).
“Excluded Liabilities” has the meaning set forth in Section 2.01(d).
“Fee Letter” has the meaning set forth in Section 4.07.
“Final Post-Closing Statement” has the meaning set forth in Section 2.10(c).
“Financing” has the meaning set forth in Section 4.07.
“Former Business Employee” means an individual whose employment with the Seller Group has terminated or whose duties have changed but who was previously employed by the Seller Group (whether full- or part-time) exclusively in the PP&S Business or by a Purchased Entity.
“Fundamental Representations” means the representations and warranties of Seller set forth in Section 3.01 (Organization, Standing and Power), Section 3.02 (Authorization), the first sentence of Section 3.09(b) (Title), Section 3.09(c) (Purchased Interests) and Section 3.19 (Brokers).
“Funds” has the meaning set forth in Section 4.07.
“GAAP” means the generally accepted accounting principles used in the United States.
“Geon Marks” has the meaning set forth in Section 5.16(d).
“Government Official” means: (i) any full- or part-time officer or employee of any Governmental Authority, whether elected or appointed; (ii) any person acting in an official capacity or exercising a public function for or on behalf of any Governmental Authority; or (iii) any political parties, political party officials, or candidates for political office.
“Governmental Approval” means any notices, reports, approvals, consents, registrations, permits, orders, clearances, certificates, waivers terminations or expirations of waiting periods, or authorizations to be made with, or obtained from, as applicable, any Governmental Authority, including pursuant to Competition and Investment Laws.
“Governmental Authority” means (a) any federal, state, local, provincial, foreign, or international court, tribunal, judicial or arbitral or other judicial body, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority, (b) any public international organization, or (c) any division, department, administration or other regulatory body thereof, including any company, business, enterprise, or other entity owned or controlled in whole or in part, by any government.

“Governmental Order” means any order, decision, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Guarantor” means each of (i) SK Capital Partners V-A, L.P., a limited partnership organized and existing under the laws of the Cayman Islands, and (ii) SK Capital Partners V-B, L.P., a limited partnership organized and existing under the laws of the Cayman Islands.
“Hazardous Materials” means (a) any form of petroleum or oil, refined petroleum products, radioactive materials, asbestos or any asbestos-containing materials, or polychlorinated biphenyls, and (b) any chemical, material or substance defined in, or regulated or classified as toxic, radioactive, dangerous, hazardous or as a pollutant, contaminant or waste, or words of similar meaning or effect, or for which liability or standards of conduct may be imposed, under any Law relating to pollution, waste, natural resources or the environment.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations under such HSR Act.
“IBNR” has the meaning set forth in Section 6.02(b).
“Income Tax Act (Canada)” means the Income Tax Act (Canada), as amended from time to time.
“Improvements” has the meaning set forth in Section 3.16(b).
“Indebtedness” means, with respect to any Person and without duplication, all obligations of such Person in respect of: (a) borrowed money; (b) indebtedness evidenced by bonds, notes or debentures; (c) reimbursement obligations under letters of credit, performance bonds, surety bonds or similar instruments, but solely to the extent drawn; (d) the payment of money relating to leases that are required to be classified as a finance lease obligation in accordance with GAAP; (e) the deferred purchase price of assets, services, or securities, “earn-out” payments and other contingent purchase price or payment obligations (in each case, calculated using the most likely amount payable with respect thereto), whether or not matured; (f) conditional sale or other title retention agreements; (g)  swap or hedging agreements or arrangements (including amounts payable in connection with the termination thereof); (h) indebtedness secured by a Lien on the assets or properties of such Person; (i) obligations or commitments to repay deposits or other amounts advanced by and owing to third parties; (j) any declared and unpaid distributions in respect of Equity Interests of such Person; (k)  interest, premium, penalties, breakage costs, prepayment and redemption premiums and penalties, unpaid fees and other amounts owing in respect of the items described in the foregoing clauses (a) through (j) if such amounts were paid in full as of the Closing; and (l) any guaranty by such Person of any indebtedness of any Third-Party described in clauses (a) through (k). For the avoidance of doubt and notwithstanding anything to the contrary contained herein, the term “Indebtedness” shall not include (i) trade payables and expenses incurred in the Ordinary Course of Business to the extent reducing Working Capital included in the Final Post-Closing Statement, or (ii) liabilities to the extent reducing Working Capital included in the Final Post-Closing Statement.
“Indemnified Party” has the meaning set forth in Section 9.03(a).

“Indemnifying Party” has the meaning set forth in Section 9.03(a).
“Independent Accounting Firm” has the meaning set forth in Section 2.10(c).
“Initial Post-Closing Statement” has the meaning set forth in Section 2.09(a).
“Intellectual Property” means, collectively, all intellectual property, industrial property and proprietary rights in any jurisdiction throughout the world, including Copyrights, Patents, Trademarks, Seller Marks, trade secrets and know-how and contractual waivers of moral rights and all applications and registrations for any of the foregoing, and all documentation and works of authorship (including in electronic form or media), software code, prototypes, formulations, processes, bills of material, specifications, process and manufacturing information and data and other embodiments of Copyrights, Patents, Trademarks, trade secrets and know-how.
“Intellectual Property Assignment Agreement” has the meaning set forth in Section 2.05(k).
“Inventory” means all inventory, raw material, work-in-process, spare parts, supplies, and finished products and other inventory, in each case, owned by Seller or its controlled Affiliates to the extent held for use in the PP&S Business or used exclusively in the PP&S Business, or allocated to the PP&S Business in accordance with the Transaction Accounting Principles.
“IP License Agreement” has the meaning set forth in Section 2.05(p).
“IRS” means the Internal Revenue Service.
“Key Employee” means each Business Employee whose annual base salary exceeds $200,000.
“Knowledge of Seller” means, in the case of Seller, the actual knowledge of the individuals set forth on Section 1.01(c) of the Disclosure Schedule.
“Law” means any statute, law, ordinance, regulation, rule, code or other requirement of a Governmental Authority.
“Lease Agreement” has the meaning set forth in Section 2.05(l).
“Leased Business Real Property” means all leased real property leased by the Seller Group as set forth in Section 1.01(d) of the Disclosure Schedule.
“Liability” means all debts, liabilities, guarantees, assurances and commitments, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, in each case regardless of when asserted or by whom and regardless of whether the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, encroachment, easement, real property title defect, option, right of first refusal, claim, lien, pledge or charge of similar kind.
“Local Transfer Agreement” has the meaning set forth in Section 2.05(i).
“Long Beach Lease Agreement” has the meaning set forth in Section 2.05(n).
“Losses” means all losses, Taxes, damages, costs, penalties, fines, suits, actions, judgments, awards or expenses (including reasonable attorneys’ fees); provided, however, that Losses will not include any punitive, exemplary, special or similar damages, indirect damages, or consequential damages that are not reasonably foreseeable, in each case, except to the extent awarded by a court of competition jurisdiction in connection with a Third Party Claim.
“Lot Split Lease” has the meaning set forth in Section 5.11(a).
“Masterbatch Business” means the Seller Group’s business of manufacturing, packaging, distributing, marketing and selling solid and liquid color, black, white and additive concentrates, with such concentrates yielding a let-down ratio of 10:1 (resin to masterbatch) or greater (e.g., a let-down ratio of 50:1 would be considered Masterbatch Business, but a let-down ratio of 2:1 would not be considered Masterbatch Business); provided, that the Masterbatch Business shall not include any of the land, buildings, equipment or other tangible assets with respect to the facility located at 5306 Highway 146, Seabrook, Texas 77586.
“Material Adverse Effect” means any change, event, occurrence, fact, condition, development, circumstance or effect (each, an “Effect”) that, individually or in the aggregate, has had, is having or would reasonably be expected to (x) have a material adverse effect on the PP&S Business, results of operations or condition (financial or otherwise) of the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets or Assumed Liabilities, or (y) prevent Seller or any member of the Seller Group from consummating the sale and purchase of the Purchased Assets and assumption of the Assumed Liabilities, other than solely with respect to clause (x), any Effect that results from, arises out of or is attributable or related to, any of the following (and no such Effects will be deemed, either alone or in combination, to constitute, or be taken into account in determining whether there has been or may be, a Material Adverse Effect under clause (x)): (a) general economic conditions (including changes in (i) financial or market conditions, (ii) currency exchange rates, (iii) prevailing interest rates or credit markets or (iv) the price of commodities or raw materials applicable in countries, jurisdictions or markets in which the PP&S Business operates or does business (or the securities, syndicated loan, credit or financial markets globally or in any such economies, countries, jurisdictions or markets); (b) changes (or proposed changes) in the legal, Tax, regulatory or political conditions (including changes in Law or in the interpretation or application of Law with respect to tariffs or otherwise) applicable in countries, jurisdictions or markets in which the PP&S Business operates or does business; (c) changes (or proposed changes) in GAAP or other applicable accounting standards or the interpretations or applications thereof; (d) conditions in or affecting the industries in which the PP&S Business operates or does business; (e) conditions resulting from natural disasters, earthquakes, hurricanes, tsunamis, floods, fires, storms, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, cyclones, arctic frosts, mudslides, wildfires, manmade disasters, acts of God, pandemics or other weather-related or natural conditions, or the commencement, occurrence, continuation or intensification of any war (whether or not declared), sabotage, armed hostilities, civil unrest, military attacks or acts of terrorism (including cyberattack or otherwise) or declaration of national emergency; (f) any failure by the PP&S Business to meet budgets, plans, projections or forecasts (whether internal or otherwise) for any period (it being understood that the underlying causes of the failure to meet such budgets, plans, projections or forecasts may be taken into account in determining whether a Material Adverse Effect has occurred); (g) the announcement, pendency or consummation of this Agreement, the transactions contemplated hereby or by any of the Transaction Agreements, the identity of Purchaser or any of its Affiliates or any acts or omissions of Purchaser or its Affiliates or any communication by Purchaser or any of its Affiliates, including in respect of its plans or intentions (including in respect of the Transferred Employees) with respect to the PP&S Business, including the impact thereof on relationships, contractual or otherwise, with customers, unions, suppliers, distributors, partners or employees (provided, that the exception set forth in clause (g) shall not apply in connection with any representation or warranty herein expressly addressing the pendency of the transactions contemplated hereby, or any condition as it relates thereto); or (h) without limiting clause (g) above, any action taken by Seller or its Affiliates required by this Agreement or at the express written request of Purchaser, except, in the case of the foregoing clauses (a) through (e), to the extent such matter has a disproportionate impact on the PP&S Business, taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities, relative to the other participants in the businesses and industries in which the PP&S Business operates.
“Material Contract” means any Assumed Contract or Contract to which a Purchased Entity is a party, other than any Seller Benefit Plans, that is:
(a) a Contract, other than purchase orders, with a Material Customer or Material Supplier involving annual payments made or received by the PP&S Business in excess of $1,000,000 in the aggregate;
(b) a Contract involving annual payments made or received by the PP&S Business in excess of $10,000,000 or payments made or received by the PP&S Business in excess of $15,000,000 in the aggregate;
(c) a lease or agreement under which any member of the Seller Group is the lessee of or holds or operates any personal property owned by any other Person, for which the annual rental payments exceed $500,000 or lease or agreement under which it is the lessor of or permits any Third-Party to hold or operate any personal property for which the annual rental payments exceed $500,000;
(d) a lease or agreement under which any member of the Seller Group is the lessee of or occupies any real property related to, used or held for use exclusively in the PP&S Business and owned by any Third-Party, for which the remaining term exceeds six months and the annual rental payments exceed $500,000;
(e) a Contract involving the sale of any material Purchased Asset or other material asset owned or leased by any Purchased Entity, other than inventory or obsolete or excess equipment sold or disposed of in the Ordinary Course of Business;

(f) a Contract containing (i) a covenant not to compete or other restriction on freely engaging in any business or with any customer anywhere in the world, (ii) a “most favored nations” provision or similar obligation, or (iii) an exclusivity covenant, in each case, granted by a member of the Seller Group in favor of a Third-Party and that materially impairs or restricts the PP&S Business;
(g) a Contract relating to a material Purchased Asset and containing (i) any right of first refusal, right of first offer or similar right or (ii) any take-or-pay, requirements arrangement or minimum purchase obligation, in each case, granted by a member of the Seller Group in favor of a Third Party;
(h) a Contract with a Business Employee providing for (i) payments in excess of $200,000 per annum and not terminable by Seller upon notice (or pay in lieu of notice) of 60 calendar days or less (or such longer period as is required by applicable Law) or (ii) any transaction, stay or retention bonus or change in control payment;
(i) a Contract governing or relating to any joint venture, partnership, limited liability company, joint development arrangement or sharing of profits or other strategic alliance;
(j) a Contract between any member of the Seller Group (other than the Purchased Entities), on the one hand, and any Purchased Entity, on the other hand;
(k) a Contract that is a labor agreement, collective bargaining agreement or other labor-related agreement or arrangement with any labor union, labor organization or works council;
(l) a Contract that involves any capital commitment or capital expenditure following the Closing that exceeds $2,000,000 in any single year or $3,000,000, in the aggregate, that is not terminable by a member of the Seller Group on notice of ninety (90) calendar days’ or less without cost or liability;
(m) a Contract involving any resolution or settlement of any actual or Threatened Action involving any member of the Seller Group with outstanding payment obligations in excess of $500,000 or any material ongoing requirements or restrictions;
(n) a Contract relating to any acquisition or disposition of any business, Equity Interests, assets, rights or properties (whether by merger, stock or asset purchase or otherwise, and including any option to acquire) pursuant to which any member of the Seller Group has (i) any unfulfilled obligation to pay any purchase price thereunder in excess of $500,000, (ii) any deferred purchase price, “earn-out”, purchase price adjustment or similar contingent purchase price payment obligation or (iii) any material indemnification obligations outstanding;
(o) a Contract for the issuance, sale or voting of, or otherwise relating to, Equity Interests of any Purchased Entity, or the grant of a stock option or similar Equity Interest of any Purchased Entity; or
(p) a Contract that (i) prohibits or restricts the payment of dividends or distributions with respect to the Equity Interests of any of the Purchased Entities,

(ii) prohibits or restricts the pledging of any Equity Interests of any Purchased Entity or (iii) prohibits or restricts the issuance of guarantees by any Purchased Entity.
“Material Customers” has the meaning set forth in Section 3.14.
“Material Permits” has the meaning set forth in Section 3.08.
“Material Suppliers” has the meaning set forth in Section 3.14.
“Mexico Lease Agreement” has the meaning set forth in Section 2.05(l).
“Non-Assignable Asset” has the meaning set forth in Section 2.02(a).
“Nonparty Affiliates” has the meaning set forth in Section 10.17.
“Notice of Disagreement” has the meaning set forth in Section 2.10(a).
“OFAC” has the meaning set forth in the definition of Specified Business Conduct Laws.
“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that is materially consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal operations of such Person.
“Organizational Document” has the meaning set forth in Section 3.03(a).
“Owned Business Real Property” means all owned real property owned by the Seller Group as set forth in Section 1.01(e) of the Disclosure Schedule.
“Overlap Products” has the meaning set forth in the definition of the PP&S Business.
“Patents” means patents, utility models, design rights, patent applications, invention disclosures, and statutory invention registrations issued or granted by any Governmental Authority, and all related reexaminations, substitutions and extensions thereof and applications or registrations for any of the foregoing (including reissues, divisionals continuations and continuations-in-part), in each case, in any jurisdiction throughout the world.
“Permits” has the meaning set forth in Section 3.08.
“Permitted Liens” means: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in accordance with applicable Laws and for which appropriate reserves have been established in accordance with GAAP; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, builders, construction workers, materialmen, workmen, repairmen and similar Liens incurred in the Ordinary Course of Business for sums not yet due and payable; (c) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security arising in the Ordinary Course of Business that are not yet due and payable or are being contested in accordance with applicable Laws; (d) Liens reflected on

Section 1.01(f) of the Disclosure Schedule; (e) Liens created at or following the Closing by Purchaser and its Subsidiaries in favor of the Debt Financing Sources in connection with the Debt Financing; (f) Liens evidenced by any capital lease or operating lease for equipment made available to Purchaser; (g) all matters shown by a current and accurate survey of the Business Real Property made available to Purchaser; (h) applicable land use Laws, including building and zoning Laws, relating to the Business Real Property; (i) Liens that affect the underlying fee interest of any of the Leased Business Real Property; (j) any subsisting reservations or exceptions contained in the original grants from a Governmental Authority of any land or interest therein; and (k) imperfections of title, encumbrances, encroachments, and restrictions register against the Business Real Property (including easements, covenants, rights-of-way, restrictions and reservations), in each of the case of clauses (g) through (k), solely with respect to the Business Real Property and which do not or would not materially impair the current value, use or occupancy of any Business Real Property or the current operations of the PP&S Business.
“Person” means any natural person, general or limited partnership, corporation, limited liability company, limited liability partnership, firm, association or organization or other legal entity.
“Personal Data” means any information relating to an identified or identifiable natural person that (a) is obtained by Purchaser or its Affiliates from the Seller Group or any of its Representatives, (b) is obtained by Seller or its controlled Affiliates from Purchaser or any of its Affiliates or Representatives, (c) is processed by Purchaser or its Affiliates on behalf of the Seller Group, (d) is processed by Seller or its controlled Affiliates on behalf of Purchaser or its Affiliates, (e) pertains to the personnel of the Seller Group or Purchaser or its Affiliates, or (f) is created by Purchaser or its Affiliates based on (a), (c), or (e) above or by the Seller Group based on (b), (d) or (e) above.
“PolyOne Canada” means PolyOne Canada Inc. a corporation incorporated under the laws of British Colombia, Canada, which will be converted to PolyOne Canada ULC, a company formed under the laws of British Colombia, Canada, in connection with the Restructuring Activities.
“Post-Closing Adjustment” has the meaning set forth in Section 2.08.
“Post-Closing Difference” has the meaning set forth in Section 2.08.
“Post-Closing Tax Period” shall mean any Tax period (including the portion of any Straddle Period) beginning on or after the Closing Date.
“PP&S Business” means the business of (a) developing, manufacturing, packaging, marketing and selling (i) formulated filled or reinforced polyolefin based solutions, and (ii) rigid, flexible and short-glass reinforced polyvinyl chloride materials, solutions and alloys, and (iii) chlorinated polyethylene / polyvinyl chloride alloy formulations and precolored polyolefins to the extent used to generate revenues or products included in the Carve-out Financial Statements (“Overlap Products”), and (b) providing contract manufacturing and supply chain services, including for any Masterbatch Business. For the avoidance of doubt, the PP&S Business shall not include (a) Seller’s Specialty Engineered Materials business segment (including, but not limited to, Seller’s Polystrand (and its polyvinyl chloride tape business), PlastiComp businesses (and its related long-fiber reinforced polyolefins), thermoplastic elastomer blends using polyolefins, chlorinated polyethylene formulations, chlorinated polyethylene / polyvinyl chloride alloy formulations (other than the Overlap Products), cross-linked polyethylene formulations and masterbatch, low smoke, zero halogen formulations, and flame retardant polyolefin formulations and precolored polyolefins (other than the Overlap Products) (b) Seller’s Color, Additives and Inks business segment (including Seller’s specialty coatings business (and its related polyvinyl chloride slush business)), (c) Seller’s Distribution business segment and (d) the Masterbatch Business.
“Preparing Party” has the meaning set forth in Section 5.07(e).
“Pre-Closing Tax Period” means (a) any Tax period ending on or prior to the date immediately preceding the Closing Date and (b) the portion of any Straddle Period ending on the date immediately preceding the Closing Date.
“Privileged Communications” has the meaning set forth in Section 10.16(a).
“Purchase Price” has the meaning set forth in Section 2.04.
“Purchased Assets” has the meaning set forth in Section 2.01(a).
“Purchased Entities” means PolyOne Canada, Orangeville-Brampton Rail Access Group Inc., a corporation incorporated under the laws of Ontario, PolyOne Vinyl Compounds Asia Holdings Limited, a company limited by shares incorporated in the British Virgin Islands, PolyOne (Dongguan) Vinyl Compounds Co., Ltd., a limited liability company incorporated in the People’s Republic of China (“PolyOne China”), PolyOne Manufacturing S.á r.l., a sociéte à responsabilité limitée governed by the laws of Luxembourg, and PolyOne de Mexico Manufacturing S. de R.L. de C.V., a Mexican sociedad de responsabilidad limitada de capital variable (“PolyOne Mexico”).
“Purchased Entities’ Indebtedness” means Indebtedness of the Purchased Entities, calculated in accordance with the Transaction Accounting Principles, as of the Valuation Time.
“Purchased Entities’ Transaction Expenses” means the Transaction Expenses of the Purchased Entities, calculated in accordance with the Transaction Accounting Principles, as of the Valuation Time assuming that the Closing has taken place.
“Purchased Entity Plan” has the meaning set forth in Section 6.01(e).
“Purchased Interests” means all of the issued and outstanding capital stock and other Equity Interests of each of the Persons set forth on Section 1.01(g) of the Disclosure Schedule.
“Purchased Interests Allocation” has the meaning set forth in Section 2.12.
“Purchaser” has the meaning set forth in the Preamble.
“Purchaser Confidential Information” has the meaning set forth in Section 5.04(c).

“Purchaser Indemnified Parties” has the meaning set forth in Section 9.01(a).
“Purchaser Portion” means, with respect to any Shared Contract, the rights and obligations under such Shared Contract and any purchase orders in connection therewith to the extent in respect of the PP&S Business; provided, that, for the avoidance of doubt, in no event shall any Seller Portion of a Shared Contract be deemed to constitute a Purchaser Portion of such Shared Contract.
“Purchaser Releasee” has the meaning set forth in Section 5.19.
“Purchaser Welfare Plan” has the meaning set forth in Section 6.02(a).
“Purchaser’s Flexible Spending Account Plan” has the meaning set forth in Section 6.02(e).
“Purchaser’s Savings Plans” has the meaning set forth in Section 6.02(c).
“Related Party” means, with respect to a Person, such Person and any of its former, current and future Affiliates, and each of their respective former, current and future direct or indirect directors, officers, “principals”, general or limited partners, employees, stockholders, other equityholders, members, managers, agents, successors, assignees, Affiliates, controlling Persons, or representatives.
“R&W Binder” has the meaning set forth in Section 4.06.
“R&W Insurer” has the meaning set forth in Section 4.06.
“R&W Policy” has the meaning set forth in Section 4.06.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, migrating, disposing, or other release of any Hazardous Material into or through the environment.
“Remaining Cash” means all Cash and Cash Equivalents held by the Purchased Entities as of the Valuation Time; provided, that in no event shall Remaining Cash exceed $3,000,000 for PolyOne China or $3,000,000 for PolyOne Mexico.
“Representative” of a Person means all directors, officers, employees, advisors, agents, attorneys, consultants, accountants, financing sources, investment bankers or other representatives of such Person.
“Restructuring Activities” has the meaning set forth in Section 5.14.
“Retained Businesses” means any business of Seller and its controlled Affiliates other than the PP&S Business, including (a) Seller’s Specialty Engineered Materials business segment (including Seller’s Polystrand business (and its related polyvinyl chloride tape business), PlastiComp businesses (and its related long-fiber reinforced polyolefins), thermoplastic elastomer blends using polyolefins, chlorinated polyethylene formulations, chlorinated polyethylene/polyvinyl chloride alloy formulations (other than the Overlap Products), cross-linked polyethylene formulations and masterbatch, low smoke, zero halogen formulations, flame retardant polyolefin formulations and precolored polyolefins (other than Overlap Products)), (b) Seller’s Color, Additives and Inks business segment (including Seller’s specialty coatings business (and its related polyvinyl chloride slush business)), (c) Seller’s Distribution business segment and (d) the Masterbatch Business.
“Retained Environmental Liabilities” means any Losses or Liabilities with respect to the Purchased Entities, the PP&S Business or the Purchased Assets pursuant to Environmental Laws relating to or arising from (i) the disposal of Hazardous Materials at any third-party location (excluding any locations to which Releases occurring at the Owned Business Real Property or Leased Business Real Property have migrated) prior to the Closing Date, or (ii) any properties formerly owned, leased or operated in connection with the PP&S Business not included within the definition of Owned Business Real Property or Leased Business Real Property.
“Reviewing Party” has the meaning set forth in Section 5.07(e).
“Seller Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, and each other plan, program, policy, agreement, contract or arrangement (i) that provides compensation or benefits to any current or former employee or service provider, (ii) that is sponsored, maintained or contributed to by Seller or its controlled Affiliates, or with respect to which Seller or its controlled Affiliates have any liability, and (iii) in which one or more Business Employees participates.
“Seller Confidential Information” has the meaning set forth in Section 5.04(b).
“Seller Group” means, collectively, Seller and its controlled Affiliates, including, prior to the Closing, the Purchased Entities.
“Seller Guarantees” has the meaning set forth in Section 5.13.
“Seller Indemnified Parties” has the meaning set forth in Section 9.02(a).
“Seller Insurance” has the meaning set forth in Section 5.06.
“Seller Marks” has the meaning set forth in Section 5.16(b).
“Seller Portion” means, with respect to any Shared Contract, all rights and obligations under such Shared Contract and any purchase orders in connection therewith other than the Purchaser Portion of such Shared Contract.
“Seller Welfare Plan” has the meaning set forth in Section 6.02(a).
“Seller Releasor” has the meaning set forth in Section 5.19.
“Seller’s Flexible Spending Account Plan” has the meaning set forth in Section 6.02(e).
“Shared Contract” means any Contract (including, for the avoidance of doubt, any purchase orders in connection therewith) pursuant to which the PP&S Business and any Retained Businesses receive any benefit or have any obligation, other than (a) Contracts in respect of intercompany arrangements of any member of the Seller Group to or from any other member of the Seller Group and (b) any Contract to be utilized by the Seller Group solely to satisfy its Liabilities and perform its obligations under the Transaction Agreements.
“Specified Business Conduct Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, all Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions and all other applicable Laws relating to bribery, corruption, kick-backs or other improper payments, (ii) all Laws imposing trade sanctions on any Person, including, all Laws administered by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”), all sanctions Laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury or the Europeans Union and all anti-boycott or anti-embargo Laws, (iii) all Laws relating to the import, export, re-export, transfer of information, data, goods, and technology, including the Export Administrative Regulations administered by the U.S. Department of Commerce and the International Traffic in Arms Regulations administered by the U.S. Department of State, and (iv) all anti-money laundering Laws (including related to recordkeeping and reporting requirements), including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the UK Proceeds of Crime Act of 2002 and the UK Terrorism Act of 2000.
“Specified Excluded Contracts” has the meaning set forth in Section 2.01(b)(ii).
“Statement of Estimated Indebtedness” has the meaning set forth in Section 2.07(c).
“Statement of Estimated Remaining Cash” has the meaning set forth in Section 2.07(b).
“Statement of Estimated Transaction Expenses” has the meaning set forth in Section 2.07(d).
“Statement of Estimated Working Capital” has the meaning set forth in Section 2.07(a).
“Straddle Period” has the meaning set forth in Section 5.07(a).
“Subsidiary” of any Person means another Person (other than a natural Person), of which such Person owns directly or indirectly (a) an aggregate amount of the voting securities, other voting ownership or voting partnership interests to elect 50% of the board of directors or other governing body or (b) if there are no such voting interests, 50% or more of the equity interests therein.
“Tax” or “Taxes” means all U.S. federal, state, local or foreign income, excise, gross receipts, ad valorem, capital gain, sales, use, employment, social security, disability, occupation, severance, withholding, franchise, profits, gains, real property, personal property (tangible and intangible), value added, transfer, stamp, payroll, intangibles or other taxes, charges, stamp, duties, levies, imposts, or other assessments in the nature of taxation imposed, or required to be collected or withheld, and any installments or estimated payments in respect thereof, together with any interest, penalties, or additions to tax, whether or not disputed, imposed by any taxing authority with respect thereto.

“Tax Returns” means all returns, filings, reports, claims, or similar statements or documents (including declarations, designations, elections, schedules, estimates, amendments and information returns), supplied or provided to a taxing authority relating to Taxes.
“Termination Date” has the meaning set forth in Section 8.01(e).
“Termination Fee” has the meaning set forth in Section 8.04(a).
“Third-Party” means any Governmental Authority or Person other than Seller, Purchaser or any of their respective Affiliates.
“Third-Party Claim” has the meaning set forth in Section 9.03(a).
“Third-Party Rights” has the meaning set forth in Section 2.02(b).
“Threatened” means that a demand or claim has been made orally or in writing or notice of the commencement of an Action has been given orally or in writing.
“Trademarks” means trademarks, service marks, trade dress, corporate names, domain names, logos, slogans and trade names and other similar designations of source or origin (whether registered or unregistered) and, for any of the foregoing, any registrations and applications for registration thereof in any jurisdiction throughout the world and all goodwill associated therewith.
“Transaction Accounting Principles” means the transaction accounting principles set forth on Exhibit A and, to the extent not set forth in Exhibit A, GAAP applied in a manner consistent with past practices.
“Transaction Agreements” means this Agreement and each of the Ancillary Agreements.
“Transaction Expenses” means, with respect to a Person, (i) all fees and expenses incurred by or on behalf of, or to be paid by, such Person (or any of their respective controlled Affiliates) in connection with the transactions contemplated hereunder, including all fees and expenses of counsel, financial advisors, investment bankers, brokers, finders, accountants, consultants, and other advisors and service providers to any such Person incurred in connection with the transactions contemplated by the Transaction Agreements; and (ii) all change in control, sale, success, stay, retention, transaction or other similar compensatory bonuses or payments payable to directors, officers, Business Employees and consultants of any such Person (or any of their respective controlled Affiliates), in each case, as a result of the transactions contemplated by this Agreement and including any payroll, social security or other Taxes required to be paid in connection therewith.
“Transferred Employees” has the meaning set forth in Section 6.01(a).
“Transition Services Agreement” has the meaning set forth in Section 2.05(g).
“U.S. Purchase Price” has the meaning set forth in Section 2.12.
“U.S. Transferred Employee” has the meaning set forth in Section 6.01(a).

“Valuation Time” means 12:01 a.m. Cleveland, Ohio time on the Closing Date.
“Working Capital” means, as of any date or time of determination, an amount, calculated on a combined basis in accordance with the Transaction Accounting Principles, equal to (a) the current assets of the PP&S Business as of such date or time (excluding any Excluded Asset), minus (b) the current liabilities of the PP&S Business as of such date or time (excluding any Excluded Liability), solely to the extent of a type of current asset or current liability consistent with the sample calculation of Working Capital set forth as Exhibit B hereto.
Section 1.02. Rules of Construction. Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply:
(a) when calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded (for example, if an action is to be taken within two calendar days of a triggering event and such event occurs on a Tuesday, then the action must be taken by the end of the day on Thursday) and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day;
(b) any reference to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa;
(c) the provision of a Table of Contents, the division into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement and all references in this Agreement to any “Article,” “Section,” “Disclosure Schedule,” “Annex” or “Exhibit” are to the corresponding Article, Section, Disclosure Schedule, Annex or Exhibit of or to this Agreement;
(d) unless otherwise specified, references to any Law or other statute, rule, regulation or form (including in the definition thereof) shall be deemed to include references to such Law or other statute, rule, regulation or form as amended, modified, supplemented, replaced or interpreted from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute), and all references to any Section of any statute, rule, regulation or form include any successor to such section;
(e) words such as “herein,” “hereinafter,” “hereof,” “hereto” and “hereunder” refer to this Agreement as a whole and not merely to any particular section or provision of this Agreement;
(f) the word “including” and any variation thereof means “including without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;
(g) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not simply mean “if;”
(h) the word “covenant” means “covenant and agreement;”

(i) the use of the words “or,” “either,” or “any” shall not be exclusive;
(j) all references to any period of days are to the relevant number of calendar days unless otherwise specified;
(k) each Party and its Representatives have participated in the drafting of this Agreement, which each Party acknowledges is the result of negotiations among the Parties, and consequently, this Agreement shall be interpreted without reference to any Laws to the effect that any ambiguity in a document be construed against the drafter;
(l) all references to a document or item of information having been “made available” will be deemed to include (i) with respect to Purchaser, the making available of such document or item of information to Purchaser, Purchaser’s counsel, Purchaser’s financial advisor or any other Representative of Purchaser or (ii) the posting of such document or item of information in an electronic data room accessible by Purchaser or any of its Representatives, in each case, prior to 5:00 pm Cleveland, Ohio time on or prior to the day prior to the date of this Agreement; and
(m) all accounting terms not specifically defined herein shall be construed in accordance with GAAP.
ARTICLE II
PURCHASE AND SALE
Section 2.01. Purchase and Sale of Assets.
(a) Purchased Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall, and shall cause its controlled Affiliates to, sell, convey, assign, transfer and deliver to Purchaser (or an Affiliate of Purchaser designated by Purchaser), free and clear of all Liens, except, with respect to all Assets other than those identified in clause (xii) below, for Permitted Liens (other than Permitted Liens with respect to Indebtedness identified on Section 1.01(f) of the Disclosure Schedule), and Purchaser shall purchase, acquire and accept from the applicable members of the Seller Group (other than the Purchased Entities), all of the right, title and interests of any member of the Seller Group in the Assets related to, used or held for use, except as provided in clauses (iii), (v) and (xiii) below, exclusively in the conduct of the PP&S Business (collectively, but excluding the Excluded Assets, the “Purchased Assets”) as of the Closing. Without limiting the generality of the foregoing and excluding the Excluded Assets, the Purchased Assets shall include all right, title and interest of the Seller Group (other than the Purchased Entities (except with respect to clause (xii) below)) as of the Closing in, to and under:
(i) all Owned Business Real Property set forth on Section 2.01(a)(i)(A) of the Disclosure Schedule and all Leased Business Real Property set forth on Section 2.01(a)(i)(B) of the Disclosure Schedule, in each case together with the Seller Group’s right, title and interest in, to and under all plants, facilities, buildings, structures, improvements and fixtures thereon, all easements and rights of way pertaining thereto or accruing to the benefit thereof, and all other appurtenances pertaining thereto;

(ii) (A) all machinery, equipment, furniture, tangible personal property and interests therein related to, used or held for use exclusively in the PP&S Business, whether or not located on or at the Business Real Property as of the Closing and (B) all vehicles and forklifts related to, used or held for use exclusively in the PP&S Business, whether or not used on or around the Business Real Property;
(iii) all Inventory, whether or not located on or at, or in transit to or from, the Business Real Property or any storage warehouse used in the conduct of the PP&S Business as of the Closing;
(iv) (A) all Contracts (and all rights thereunder) that relate exclusively to the PP&S Business and (B) the Purchaser Portions of the Shared Contracts (collectively, the “Assumed Contracts”), but excluding, for the avoidance of doubt, all Specified Excluded Contracts;
(v) all causes of action, lawsuits, judgments, claims and demands of any nature against Third-Parties only to the extent and as relating to the PP&S Business, any Purchased Asset or Assumed Liability, including unliquidated rights under manufacturers’ and vendors’ warranties specifically related thereto;
(vi) all rights in the Business Intellectual Property as well as the right to sue and recover damages for past infringement or misappropriation of the same;
(vii) all transferable governmental qualifications, registrations, franchises, licenses, permits, approvals or authorizations related to, used or held for use exclusively in the conduct of the operation of the PP&S Business (the “Assumed Permits”);
(viii) all Assets assumed by, and rights transferred to, Purchaser expressly in accordance with Article VI to this Agreement;
(ix) all goodwill to the extent in respect of the PP&S Business or the Purchased Assets;
(x) all machinery, equipment, furniture, tangible personal property, and other interests therein as set forth on Section 2.01(a)(x) of the Disclosure Schedule;
(xi) all Assets reflected in the Final Post-Closing Statement;
(xii) the Purchased Interests;
(xiii) other than any Excluded Assets of the types described in Sections 2.01(b)(vii), 2.01(b)(ix), 2.01(b)(x) and Section 2.01(b)(xiv) below (but excluding any records, reports or analyses provided to Purchaser by the Seller Group), all books, records, files and papers of the Seller Group, whether in hard copy or computer format, relating to, used or held for use primarily in the PP&S Business, including all documents related to trade secrets and other proprietary information, financial and accounting records, marketing plans and market research, sales and promotional literature, manuals and data, sales and purchase correspondence, personnel and employment records of Transferred Employees and other current or former employees of the Seller Group employed (whether full- or part-time) by the Seller Group in the PP&S Business with respect to whom Purchaser or its Affiliate may have any liability under this Agreement or applicable Law, and the portion of any non-disclosure agreements with prospective purchasers of the PP&S Business that relate to the confidential information of, or confidentiality and non-solicitation obligations with respect to, the PP&S Business, except to the extent the transfer of such records is prohibited by applicable Law; and
(xiv) all assets under or relating to any Purchased Entity Plan, other than the Purchased Entity Plans set forth on Section 2.01(b)(ii) of the Disclosure Schedule.
(b) Excluded Assets. The “Excluded Assets” means all Assets of Seller and its Affiliates (other than the Purchased Entities and the Assets of the Purchased Entities) other than the Purchased Assets, including all Assets relating to the Retained Businesses and all of the following Assets of the Seller Group:
(i) all owned real property, leaseholds and other interests in real property, including any right, title and interest in, to and under any plants, facilities, buildings, structures, improvements and fixtures thereon, all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto, other than the Business Real Property;
(ii) all Contracts (and all rights thereunder) that are not Assumed Contracts, including (A) the Contracts listed on Section 2.01(b)(ii) of the Disclosure Schedule (such Contracts, the “Specified Excluded Contracts”), and (B) the Seller Portions of the Shared Contracts;
(iii) subject to Section 5.07(f), any claim, right or interest in or to any refund, rebate, abatement or other recovery for Taxes, together with any interest due thereon or penalty rebate arising therefrom, in each case, for any Pre-Closing Tax Period or that are otherwise Seller Taxes or relating to any Excluded Assets;
(iv) all employee benefit plans, programs, arrangements, agreements (including retirement benefit and post-retirement health benefit plans) and policies, and any trusts or other assets related thereto, except as otherwise specifically provided in Article VI;
(v) all policies of or agreements for insurance and interests in insurance pools and programs, including any claims thereunder or proceeds thereof, except as otherwise specifically provided in Article VI or Section 2.01(a)(xiv);

(vi) all Intellectual Property, other than Business Intellectual Property, together with any Contracts granting rights to use the same, including, for the avoidance of doubt, any Intellectual Property or process technology related to the products that are contract manufactured for the Seller Group by Purchaser or any of its Affiliates under the Contract Manufacturing Agreement (the “Excluded Intellectual Property”);
(vii) all causes of action (including counterclaims) and defenses against Third-Parties relating to any of the Excluded Assets or the Excluded Liabilities as well as any books, records and privileged information relating thereto;
(viii) all Cash and Cash Equivalents of the PP&S Business other than Remaining Cash;
(ix) personnel and employment records for employees and former employees of the Seller Group the transfer of which is prohibited by Law and personnel and employment records for all employees of the Seller Group who are not (i) Transferred Employees or (ii) other current or former employees of the Seller Group employed (whether full- or part-time) by the Seller Group in the PP&S Business with respect to whom Purchaser or its Affiliate may have any liability under this Agreement or applicable Law (the “Excluded Employee Records”);
(x) (A) all corporate minute books (and other similar corporate records) and stock records of the Seller Group (other than the Purchased Entities), (B) any books and records relating to the Excluded Assets, (C) all Tax Returns and other Tax records (including work papers) of the Seller Group (other than the Purchased Entities) or (D) any books, records or other materials that the Seller Group (other than the Purchased Entities) (1) are required by Law to retain (copies of which, to the extent permitted by Law, will be made available to Purchaser upon Purchaser’s reasonable request) or (2)  is prohibited by Law from delivering to Purchaser;
(xi) the Assets listed in Section 2.01(b)(xi) of the Disclosure Schedule;
(xii) all machinery, equipment, furniture, tangible personal property and interests therein located, as of the date of this Agreement (or as acquired by Seller or its controlled Affiliates for use in any Retained Business after the date of this Agreement), at 4921 IDA Park Drive, Lockport, New York, 33587 Walker Rd, Avon Lake, Ohio 44012 or any other property or facility other than the Business Real Property, except for the Assets set forth on Section 2.01(b)(xii) of the Disclosure Schedule;
(xiii) all shares of capital stock of, or other Equity Interests in, the Seller Group or any other Person, other than the Purchased Interests and Equity Interests of or held by the Purchased Entities;
(xiv) (A) all records and reports prepared or received by the Seller Group that relate to the sale of the PP&S Business and the transactions contemplated hereby, including all analyses relating to the PP&S Business or Purchaser so prepared or received (but excluding any such records, reports or analyses provided to Purchaser by the Seller Group) and (B) all non-disclosure agreements with prospective purchasers of the PP&S Business or any portion thereof (except to the extent they relate to confidentiality and non-solicitation obligations with respect to the PP&S Business) and all bids and expressions of interest received from Third-Parties with respect thereto; and
(xv) all other Assets, properties, rights, Contracts and claims that are not related to, used or held for use exclusively in the PP&S Business or expressly described in Section 2.01(a), wherever located, whether tangible or intangible, real, personal or mixed.
(c) Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, Purchaser hereby agrees, effective as of the Closing, to (or to cause an Affiliate to) assume and to timely pay, discharge and perform in accordance with their terms, all Liabilities of the Seller Group relating to the Purchased Assets or the PP&S Business (other than Liabilities of the Purchased Entities), and irrespective of whether the same shall arise prior to, on or following the Closing Date, other than Excluded Liabilities (collectively, but excluding the Excluded Liabilities, the “Assumed Liabilities”). Without limiting the generality of the foregoing and excluding the Excluded Liabilities, the Assumed Liabilities shall include the following:
(i) all Liabilities arising under any of the Assumed Contracts;
(ii) all Liabilities reflected in the Final Post-Closing Statement;
(iii) all Liabilities in respect of Taxes for which Purchaser is liable pursuant to this Agreement (including Section 5.07(a) and Section 5.07(b));
(iv) all Liabilities with respect to any return, warranty or similar Liabilities relating to products of the PP&S Business that were designed, manufactured or sold on or prior to the Closing Date or that were held as Inventory on or prior to the Closing Date;
(v) all Liabilities relating to the Purchased Assets or the PP&S Business, including the cost of any investigation or remedial action, arising pursuant to any Environmental Laws or in connection with any Release at any location, but excluding any Retained Environmental Liabilities;
(vi) all Liabilities expressly assumed by Purchaser as set forth in Article VI;
(vii) all Liabilities with respect to the employment of Transferred Employees by Purchaser or its Subsidiary on or after the Closing, except as expressly assumed or retained by the Seller Group pursuant to Article VI; and
(viii) subject to the terms of the Employee Lease Agreement, all Liabilities arising from claims asserted by (A) Business Employees or (B) Former Business Employees of the Seller Group who provided services related to the

PP&S Business (to the extent such claim is related to the PP&S Business or his or her services for the PP&S Business), in each case for acts or omissions occurring on or before the Termination Date (as defined in the Employee Lease Agreement) (including with respect to any collective bargaining agreement), except (i) as expressly assumed or retained by the Seller Group pursuant to Article VI or (ii) with respect to claims or matters identified in the Disclosure Schedules, to the extent coverage is available under an insurance plan or policy of a member of the Seller Group.
(d) Excluded Liabilities. “Excluded Liabilities” means all Liabilities of the Seller Group (other than the Purchased Entities) other than the Assumed Liabilities. Notwithstanding anything to the contrary in this Agreement, Seller and the other members of the Seller Group (other than the Purchased Entities) shall remain responsible for and Seller shall cause to be fully paid, discharged or performed when due all Excluded Liabilities. Without limitation the generality of the foregoing, Excluded Liabilities include the following Liabilities:
(i) any (A) Indebtedness of the Seller Group or relating to the PP&S Business or any Purchased Asset that is outstanding prior to the Closing (other than, in each case, Indebtedness of the Purchased Entities) and (B) accounting, transaction, legal, brokerage or other fees or expenses of Third-Party advisors to the Seller Group (other than the Purchased Entities) relating to or arising from the negotiation and consummation of the transactions contemplated by the Transaction Agreements, and any other Transaction Expense of any member of the Seller Group (other than the Purchased Entities);
(ii) Liabilities to the extent relating to or arising under any Excluded Asset, except to the extent specifically assumed by Purchaser pursuant to Article VI;
(iii) Liabilities set forth on Section 2.01(d)(iii) of the Disclosure Schedule;
(iv) any amounts owed pursuant to the retention agreements listed on Section 2.01(d)(iv) of the Disclosure Schedule;
(v) all Liabilities expressly assumed by the Seller Group (or any member thereof) as set forth in Article VI;
(vi) Retained Environmental Liabilities; and
(vii) Liabilities for Taxes for which the Seller Group is liable pursuant to Section 5.07(a).
Section 2.02. Non-Assignable Assets.
(a) No Agreement to Transfer. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, transfer, assign or deliver any Purchased Asset or any claim or right or benefit arising thereunder or resulting therefrom if an attempted sale, transfer, assignment or delivery thereof (without the consent, approval or waiver of a Third-Party), would conflict with, violate, constitute a default under or breach of any Contract or violate any applicable Law (each such Purchased Asset or claim or right or benefit arising thereunder or resulting therefrom, a “Non-Assignable Asset”), without first obtaining all such necessary approvals, consents and waivers of such Third-Parties, and this Agreement shall not be deemed to constitute a sale, assignment, transfer or delivery or attempted sale, assignment, transfer or delivery thereof and the applicable provisions of this Section 2.02 shall apply in regard to all such Non-Assignable Assets.
(b) Post-Closing Treatment of Certain Non-Assignable Assets. Notwithstanding anything to the contrary contained in this Agreement, to the extent permitted by applicable Law, in the event that any applicable approval, consent or waiver to the sale, assignment, transfer or delivery of any Non-Assignable Asset has not been obtained prior to the Closing, Seller (or the applicable member of the Seller Group) shall hold, or cause to be held, such Non-Assignable Asset, as of and from the Closing, in trust for Purchaser and the covenants and obligations thereunder shall be performed by Purchaser and all benefits and obligations existing thereunder shall be for Purchaser’s account. Seller shall take or cause to be taken, at Purchaser’s expense, such actions in its name or otherwise as Purchaser may reasonably request so as to provide Purchaser with the benefits of the Non-Assignable Assets, to effect the collection of money or other consideration that becomes due and payable under the Non-Assignable Assets and to enforce for the benefit of Purchaser and at the expense of Purchaser any and all rights against a Third-Party arising under such Non-Assignable Asset (“Third-Party Rights”), and Seller shall promptly pay, or cause to be paid, to Purchaser all money or other consideration received by it in respect of all Non-Assignable Assets.
(c) Efforts to Obtain Consents to Assign. Seller shall use reasonable best efforts to obtain the necessary approvals, consents and waivers to effect the sale, assignment, transfer and conveyance of any Non-Assignable Asset (provided, that neither Seller nor Purchaser shall be required to compensate any Third-Party, commence or participate in any litigation, or offer or grant any accommodation (financial or otherwise) to any Third-Party to obtain any such consent or approval). If and when such necessary approvals, consents and waivers are obtained after the Closing to effect the sale, assignment, transfer and conveyance of a Non-Assignable Asset, Seller shall cause such sale, assignment, transfer and conveyance to be reasonably promptly effected at no additional cost.
Section 2.03. Closing. The sale and purchase of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) held at the offices of Jones Day, 901 Lakeside Avenue, Cleveland, Ohio 44114, or such other place as Seller and Purchaser may agree in writing or remotely via the exchange of executed documents and closing deliverables on the second Business Day after the date on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that are to be satisfied at the Closing) is satisfied or waived by the Party entitled to the benefit of such condition; provided that, notwithstanding the foregoing, in no event shall the Closing take place prior to the date that is 60 days following the date of this Agreement, without the prior written consent of Purchaser and Seller. Notwithstanding the actual occurrence of the Closing at any particular time on the Closing Date, for business, accounting and tax purposes, the Closing shall be deemed to occur and be effective as of the Valuation Time on the date on which the Closing is actually held (such date, the “Closing Date”).
Section 2.04. Purchase Price. The aggregate cash purchase price for the Purchased Assets shall be an amount in cash equal to $775,000,000 less the Chinese Purchase Price (the “Purchase Price”). The Purchase Price shall be subject to the adjustments described in Section 2.07 and the Post-Closing Adjustment, as provided in Section 2.08.
Section 2.05. Closing Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Purchaser all of the following instruments (each duly executed by Seller or those of its controlled Affiliates that are parties thereto, as applicable):
(a) the certificate referenced in Section 7.03(a);
(b) (i) from Seller and any other member of the Seller Group that is not a “foreign person” within the meaning of Section 1445 of the Code that is transferring any Purchased Assets pursuant to this Agreement, a certification of non-foreign status prepared in accordance with Section 1.1445-2(b)(2) of the Treasury Regulations and (ii) from each member of the Seller Group (other than the Seller or any Purchased Entity or any such Person that delivered a certificate described in clause (i)) transferring any assets or Purchased Entities pursuant to this Agreement, a certificate to the effect that none of the assets transferred by such member of the Seller Group is a “United States real property interest” within the meaning of Section 897(c) of the Code;
(c) a supply agreement substantially in the form attached as Exhibit D (the “Supply Agreement”);
(d) a special or limited warranty deed (or applicable state equivalent) in respect of each of the Owned Business Real Properties set forth on Section 2.01(a)(i)(A) of the Disclosure Schedule, each substantially in the form attached as Exhibit E (each, a “Deed,” and collectively, the “Deeds”);
(e) a bill of sale in a form reasonably acceptable to Purchaser and Seller (the “Bill of Sale”);
(f) an assignment and assumption agreement in a form reasonably acceptable to the Parties (the “Assignment and Assumption Agreement”);
(g) a transition services agreement substantially in the form attached as Exhibit F (the “Transition Services Agreement”);
(h) resignations or evidence of removals of each of the individuals who serve as an officer or director of the Purchased Entities in their capacity as such, in each case, other than any individuals who will be Transferred Employees;
(i) a local transfer agreement substantially in the form attached as Exhibit G (the “Local Transfer Agreement”);
(j) a contract manufacturing agreement substantially in the form attached as Exhibit H (the “Contract Manufacturing Agreement”);

(k) an intellectual property assignment agreement substantially in the form attached as Exhibit I (the “Intellectual Property Assignment Agreement”);
(l) a lease agreement substantially in the form attached as Exhibit J (the “Mexico Lease Agreement”);
(m) a lease agreement substantially in the form attached as Exhibit N (the “Avon Lake Lease Agreement”);
(n) a lease agreement substantially in the form attached as Exhibit K (the “Long Beach Lease Agreement” and, together with the Mexico Lease Agreement and the Avon Lake Lease Agreement, the “Lease Agreements”);
(o) a distribution agreement substantially in the form attached as Exhibit L (the “Distribution Agreement”);
(p) an intellectual property license substantially in the form attached as Exhibit M (the “IP License Agreement”);
(q) customary releases and other customary filings (including UCC-3 financing statements) of all Liens set forth on Section 2.05(q) of the Disclosure Schedule (and any other Liens with respect to Indebtedness of the type described in clauses (a) or (b) of the definition thereof) with respect to the Purchased Assets and Purchased Interests;
(r) to the extent required pursuant to Section 5.11(a), the Lot Split Lease;
(s) an Employee Lease Agreement substantially in the form attached as Exhibit O (the “Employee Lease Agreement”);
(t) all ownership certificates representing the Purchased Interests, and all equity assignments and powers sufficient to transfer the Purchased Interests to Purchaser; and
(u) if applicable, a power of attorney pursuant to Section 5.07(g)(ii)(A).
Section 2.06. Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver to Seller all of the following items (each duly executed by Purchaser or those of its Subsidiaries that are parties thereto, as applicable):
(a) the Closing Payment, as specified in the Closing Notice, by wire transfer in immediately available funds, to an account or accounts as directed by Seller in the Closing Notice;
(b) the Supply Agreement;
(c) the Bill of Sale;
(d) the Assignment and Assumption Agreement;

(e) the Transition Services Agreement;
(f) the Local Transfer Agreement;
(g) the Contract Manufacturing Agreement;
(h) the Intellectual Property Assignment Agreement;
(i) the Lease Agreements;
(j) the Distribution Agreement;
(k) the IP License Agreement;
(l) true, correct and valid resale and other certificates or forms contemplated by Section 5.07(b);
(m) to the extent required pursuant to Section 5.11(a), the Lot Split Lease;
(n) the Employee Lease Agreement; and
(o) the certificate referenced in Section 7.02(a).
Section 2.07. Closing Adjustment; Closing Notice. Prior to the Closing, Seller shall calculate an estimate of the Working Capital, the Remaining Cash, the Indebtedness of the Purchased Entities and the Transaction Expenses of the Purchased Entities, in each case, as of the Valuation Time, which calculation shall be prepared in accordance with the Transaction Accounting Principles. Not less than five Business Days prior to the anticipated Closing Date, Seller shall provide Purchaser with a notice (the “Closing Notice”) that includes the following:
(a) a “Statement of Estimated Working Capital,” prepared in accordance with the Transaction Accounting Principles and in the format set forth on Exhibit B, setting forth Seller’s good faith estimate of the amount of the Working Capital as of the Valuation Time (“Estimated Working Capital”);
(b) a “Statement of Estimated Remaining Cash,” prepared in accordance with the Transaction Accounting Principles, setting forth Seller’s good faith estimate of the amount of Remaining Cash (“Estimated Remaining Cash”);
(c) a “Statement of Estimated Indebtedness,” prepared in accordance with the Transaction Accounting Principles, setting forth Seller’s good faith estimate of the amount of Purchased Entities’ Indebtedness (“Estimated Indebtedness”);
(d) a “Statement of Estimated Transaction Expenses,” prepared in accordance with the Transaction Accounting Principles, setting forth Seller’s good faith estimate of the amount of Purchased Entities’ Transaction Expenses (“Estimated Transaction Expenses”);
(e) Seller’s determination of the “Closing Adjustment,” which shall equal (i) the amount of Estimated Working Capital set forth in the Statement of Estimated

Working Capital less $45,559,528 (expressed either as a positive or negative number, as applicable), plus (ii) the amount of Estimated Remaining Cash set forth in the Statement of Estimated Remaining Cash, less (iii) the amount of the Estimated Indebtedness set forth in the Statement of Estimated Indebtedness, less (iv) the amount of the Estimated Transaction Expenses set forth in the Statement of Estimated Transaction Expenses;
(f) the amount to be paid by Purchaser to Seller at the Closing (the “Closing Payment”), which shall equal (i) (A) the Purchase Price plus (B) the Closing Adjustment, if the Closing Adjustment is a positive amount, or (ii) (A) the Purchase Price less (B) the absolute value of the Closing Adjustment, if the Closing Adjustment is a negative amount; and
(g) the account or accounts to which Purchaser shall pay the Closing Payment pursuant to Section 2.06(a).
At the request of Purchaser, after the delivery of the Closing Notice, Seller shall make its Representatives available to discuss and answer questions with respect to the determination of the amounts set forth in the Closing Notice, and Seller shall consider in good faith any comments Purchaser may have to the Closing Notice; provided, that, no such comments or consideration will delay the Closing.
Section 2.08. Post-Closing Adjustment. The “Post-Closing Difference” means an amount (expressed as a positive or negative number, as applicable) equal to (a)(i) the amount of Working Capital as of the Valuation Time less $45,559,528 (expressed either as a positive or negative number, as applicable), plus (ii) the amount of the Remaining Cash, less (iii) the amount of Purchased Entities’ Indebtedness, less (iv) the amount of Purchased Entities’ Transaction Expenses, in each case, as set forth in the Final Post-Closing Statement, less (b) the amount of the Closing Adjustment. If the Post-Closing Difference is a positive number, then Purchaser shall pay in cash to Seller the amount of the Post-Closing Difference. If the Post-Closing Difference is a negative number, then Seller shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Difference. Any such payment (the “Post-Closing Adjustment”) shall be made within three Business Days after the Final Post-Closing Statement becomes such.
Section 2.09. Post-Closing Statements.
(a) Within 90 days after the Closing Date, Purchaser shall (i) prepare and deliver to Seller a statement setting forth Purchaser’s calculation of the Working Capital as of the Valuation Time, the Remaining Cash, Purchased Entities’ Indebtedness and Purchased Entities’ Transaction Expenses (the “Initial Post-Closing Statement”) and (ii) deliver to Seller a certificate of Purchaser certifying without exception or qualification that the Initial Post-Closing Statement has been prepared in accordance with the Transaction Accounting Principles. The Initial Post-Closing Statement shall be prepared consistently with the Transaction Accounting Principles and shall contain the same line items as the Statement of Estimated Working Capital and the Statement of Estimated Remaining Cash.
(b) During the period of time from and after the date of Seller’s receipt of the Initial Post-Closing Statement until the Final Post-Closing Statement becomes final and binding, Purchaser shall provide reasonable access during normal business hours to Seller and its Representatives to the books, records and working papers of Purchaser reasonably relevant to the Initial Post-Closing Statement, and shall request that Purchaser’s independent auditors provide to Seller and its independent auditors (subject to execution of customary work paper access agreements in form and substance satisfactory to such accountant) reasonable access to their working papers reasonably relevant to the Initial Post-Closing Statement.
(c) Purchaser agrees that, following the Closing through the date that the Final Post-Closing Statement becomes final and binding, it will not intentionally take any actions with respect to any accounting books, records, policies or procedures on which the Statement of Estimated Working Capital, the Statement of Estimated Remaining Cash, or the Initial Post-Closing Statement is based or on which the Final Post-Closing Statement is to be based that are inconsistent with the past practice of the PP&S Business (or Seller with respect to the PP&S Business) or intended to impede or delay the determination of the amount of Working Capital as of the Valuation Time, the amount of Remaining Cash, the amount of Purchased Entities’ Indebtedness, the amount of Purchased Entities’ Transaction Expenses, or the preparation of the Notice of Disagreement or the Final Post-Closing Statement in the manner and utilizing the methods required by this Agreement.
Section 2.10. Reconciliation of Post-Closing Statements.
(a) The Initial Post-Closing Statement shall become final and binding upon the Parties for purposes of this Agreement on the 45th day following Seller’s receipt thereof, unless Seller delivers written notice of its disagreement with the Initial Post-Closing Statement (a “Notice of Disagreement”) to Purchaser before such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted.
(b) During the 30 days immediately following the delivery of a Notice of Disagreement (the “Consultation Period”), Seller and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement. Any such differences resolved in writing between Seller and Purchaser during the Consultation Period shall be final and binding upon the Parties for purposes of this Agreement.
(c) If, at the end of the Consultation Period, Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Seller and Purchaser shall submit to Deloitte & Touche LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the Parties in writing (the “Independent Accounting Firm”), for expert determination of any and all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Initial Post-Closing Statement marked to indicate those line items that are not in dispute). Seller and Purchaser shall request that the Independent Accounting Firm render a final written and reasoned determination, binding on the Parties to this Agreement, within 30 Business Days after the selection of the Independent Accounting Firm (the “Determination Period”) of the matters submitted to the Independent Accounting Firm, solely in accordance with the terms and provisions of this Agreement. The Independent Accounting Firm shall not consider any issues not raised in the Initial Post-Closing Statement or the Notice of Disagreement. The determination of the Independent Accounting Firm shall not be an arbitration within the meaning of the Federal Arbitration Act or any other applicable Law. With respect to each disputed item, any such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Purchaser in the Initial Post-Closing Statement or Seller in the Notice of Disagreement with respect to such disputed item. For the avoidance of doubt, the Independent Accounting Firm shall not have the authority to resolve issues relating to (i) claims of breach of representations, warranties, covenants or agreements, or (ii) other claims that are not within the scope of the disputed items in the Initial Post-Closing Statement. The statement setting forth the amount of Working Capital, Remaining Cash, Purchased Entities’ Indebtedness, and Purchased Entities’ Transaction Expenses that is final and binding on the Parties, as determined through agreement of the Parties pursuant to Section 2.10(a) or Section 2.10(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.10(c), is referred to as the “Final Post-Closing Statement.”
(d) The fees and expenses of the Independent Accounting Firm will be payable by Purchaser and Seller, which fees and costs of the Independent Accounting Firm will be allocated between Seller on the one hand and Purchaser on the other hand inversely proportional to the percentage of the contested amount which the Independent Accounting Firm concludes is in each Party’s favor. For example, if the adjustment to the Estimated Working Capital and Estimated Remaining Cash based on Seller’s calculation included in the Estimated Closing Working Capital Statement and Estimated Remaining Cash Statement is $1,000 greater than the amount determined by Purchaser, and Purchaser only contests $500 of the amount claimed by Seller, and if the Independent Accounting Firm ultimately resolves the dispute by awarding Seller $300 of the $500 contested, then the costs and expenses of arbitration will be allocated 60% (i.e. 300 ÷ 500) to Purchaser and 40% (i.e. 200 ÷ 500) to Seller. All other fees and expenses incurred by Purchaser or Seller in connection with the preparation, review or certification of the Initial Post-Closing Statement or the Notice of Disagreement shall be borne by the Party incurring such fees and expenses. During the review by the Independent Accounting Firm, Purchaser and Seller and their respective accountants will each make available to the Independent Accounting Firm such individuals, and such information, books and records and work papers, as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under Section 2.10(c); provided, however, that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after the Independent Accounting Firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.
Section 2.11. Payments and Computations. Except for the payment of the Purchase Price (which shall be paid at the Closing), each Party shall make each payment due to the other Party under this Agreement not later than 10:00 a.m., Cleveland, Ohio time, on the day when due. All payments shall be paid by wire transfer in immediately available funds to the account or accounts designated by the Party receiving such payment. Whenever any payment under this

Agreement shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.
Section 2.12. Allocation of Purchase Price.
(a) The Parties acknowledge and agree that a portion of the Purchase Price shall be allocated to the Purchased Interests of PolyOne Vinyl Compounds Asia Holdings Limited as set forth on Section 2.12 of the Disclosure Schedule (the “Chinese Purchase Price”). Seller will provide a statement setting forth its good-faith estimate of an allocation of a portion of the Purchase Price less the Chinese Purchase Price (the “Non-U.S. Purchase Price”) to the Purchased Interests (other than the Purchased Interests of PolyOne Vinyl Compounds Asia Holdings Limited) (the “Purchased Interests Allocation”) to Purchaser not less than 30 days prior to the Closing Date. The Parties shall cooperate in good faith to resolve any disputes raised by Purchaser within 15 days of Purchaser’s receipt of the estimated Purchased Interests Allocation and the Parties shall revise the estimated Purchased Interests Allocation prepared by Seller to reflect all non-disputed items and the Parties shall rely on such estimated Purchased Interests Allocation on the Closing Date.
(b) Within the later of 180 days after the Closing Date or 90 days after the date that the Final Post-Closing Statement has become final and binding, Seller shall prepare and deliver to Purchaser a draft of an allocation statement (the “Allocation Statement”) setting forth Seller’s proposed (1) final Purchased Interests Allocation and (2) allocation of the Purchase Price less the Non-U.S. Purchase Price (the “U.S. Purchase Price”) (and any other relevant amounts treated as consideration for applicable Tax purposes) among the Purchased Assets (other than the Purchased Interests) (and to the extent applicable, the rights granted to Purchaser under the IP License Agreement) and, with respect to each Purchased Entity that is disregarded as a separate entity for U.S. federal income tax purposes, Seller’s proposed allocation of the Non-U.S. Purchase Price that is allocable to the Purchased Interests of such Purchased Entity (and any other relevant amounts treated as consideration for applicable Tax purposes) among the assets of such Purchased Entity. The Allocation Statement (including, for the avoidance of doubt, Seller’s draft of the Allocation Statement) shall be prepared in accordance with the principles of Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Purchaser shall have 45 days after receipt of the draft Allocation Statement to submit to Seller a written notice of objection, setting forth in reasonable detail the basis for such objection and Purchaser’s proposed final Purchased Interests Allocation and allocation of the U.S. Purchase Price (and any other relevant amounts treated as consideration for applicable Tax purposes) among the Purchased Assets (other than the Purchased Interests) (and to the extent applicable, the rights granted to Purchaser under the IP License Agreement) or, with respect to each Purchased Entity that is disregarded as a separate entity for U.S. federal income tax purposes, Purchaser’s proposed allocation of the Non-U.S. Purchase Price that is allocable to the Purchased Interests of such Purchased Entity (and any other relevant amounts treated as consideration for applicable Tax purposes) among the assets of such Purchased Entity. If Purchaser does not timely submit such a notice of objection, then the draft Allocation Statement as prepared by Seller shall become final and binding on the Parties. If Purchaser does timely submit such a notice of objection, then Seller and Purchaser shall negotiate in good faith to resolve the dispute. If Purchaser and Seller are unable to resolve any such dispute within the 45 day period following Seller’s receipt of Purchaser’s notice of objection, then Purchaser and Seller shall submit all unresolved disputed items to the Independent Accounting Firm (or, if the Independent Accounting Firm is not available or otherwise unwilling or unable to resolve the dispute, another nationally recognized independent public accounting firm mutually agreeable to the Parties) in a manner consistent with the procedures set forth in Section 2.10(c). To the extent amounts paid to any member of the Seller Group (or by Purchaser or any of its Affiliates) on the Closing Date are not equal to the portion of the Purchase Price allocated to such member of the Seller Group (or to the stock, assets, or rights acquired by Purchaser or such Affiliate) in the Allocation Statement (the “Allocated Purchase Price”), and to the extent it is necessary for Tax purposes in any relevant jurisdiction to reflect the appropriate amount of Purchase Price paid in accordance with the Allocated Purchase Price, the Parties shall and shall cause their respective Affiliates to take all necessary actions to refund, repay and redistribute as promptly as reasonably practicable any amounts paid to any member of the Seller Group (or by Purchaser or any of its Affiliates) in excess of such member of the Selling Group’s (or Purchaser’s or such Affiliate’s) Allocated Purchase Price, such that, after giving effect to any such refunds, repayments and redistributions, the amounts received by each member of the Seller Group (or paid by Purchaser or any of its Affiliates) shall be equal to such member of the Selling Group’s (or Purchaser’s or such Affiliate’s) Allocated Purchase Price, provided that no Party (or its Affiliates) will be required to take any such actions to refund, repay or redistribute such amounts to the extent such action would reasonably be expected to result in an adverse Tax consequence to any Party (or its Affiliates) in excess of the amount of Taxes that would have resulted if the Purchase Price had been paid appropriately in the first instance according to the Allocated Purchase Price.
(c) The Chinese Purchase Price and the Allocation Statement, as finally determined pursuant to this Section 2.12 shall be final and binding on the Parties and the Parties will not, nor will they cause or permit their Affiliates to, take any position inconsistent with the Chinese Purchase Price or the Allocation Statement on any Tax Return or before any taxing authority, except as otherwise required by applicable Law. Furthermore, Seller and Purchaser shall cooperate in the filing of any forms (including IRS Form 8594 or any similar form) required to be filed, including any amendments to such form required to be filed pursuant to applicable Law.
(d) Notwithstanding anything to the contrary in this Agreement, the Parties hereby agree that (i) the purchase of PolyOne Canada, PolyOne Manufacturing S.á r. l., and PolyOne Mexico shall be treated for U.S. federal income tax purposes as the purchase and sale of the assets held by each of those entities on the Closing Date and (ii) the purchase and sale of the Purchased Assets shall be treated for U.S. federal income tax purposes as a taxable asset purchase on the Closing Date. The Parties shall not, nor shall they cause or permit their Affiliates to, take any position inconsistent with such tax treatment on any Tax Return or before any taxing authority, except pursuant to a determination as defined under Section 1313 of the Code.
Section 2.01. Withholding. Purchaser and its Affiliates shall be entitled to deduct and withhold any Taxes required by applicable Law to be deducted and withheld from any amounts payable in connection with the transactions contemplated by this Agreement; provided, however, that Purchaser shall as soon as reasonably practicable and, in any case, not less than 10 days prior to the anticipated date of payment, provide Seller with a written notice of its intent to deduct or withhold any amount and a statement setting forth in reasonable detail the basis for such deduction or withholding, and the Parties shall cooperate on a reasonable basis to eliminate or reduce such deduction or withholding. Any Taxes deducted and withheld pursuant to this Section 2.13 shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the Disclosure Schedule, Seller hereby represents and warrants to Purchaser as follows:
Section 3.01. Organization, Standing and Power. Seller and each Purchased Entity is duly organized, validly existing and in good standing under the Laws of Ohio or other applicable Laws of its jurisdiction of formation or organization. Each applicable member of the Seller Group has all requisite organizational power and authority necessary to enable it to own, lease or otherwise hold the Purchased Assets, perform the Assumed Liabilities and to carry on the PP&S Business as presently conducted by it. Each applicable member of the Seller Group is duly qualified and in good standing to do business in each jurisdiction in which the current conduct or nature of its business or ownership, leasing or holding of its properties with respect to the PP&S Business, the Purchased Assets and the Assumed Liabilities makes such qualification necessary, except where the failure to be so qualified or in such good standing would not reasonably be expected to (a) be material to the PP&S Business, taken as a whole, including the Purchased Entities, the Purchased Assets or the Assumed Liabilities or (b) prevent or materially delay the ability of Seller to perform its obligations under this Agreement or consummate the transactions contemplated by the Transaction Agreements.
Section 3.02. Authorization. Each applicable member of the Seller Group has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to be executed by a member of the Seller Group and to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement to be executed by a member of the Seller Group has been duly authorized, and this Agreement has been duly executed and delivered and, at the Closing, such member of the Seller Group will have duly executed and delivered each Ancillary Agreement to which Seller or any of its controlled Affiliates is specified to be a party. This Agreement constitutes Seller’s legal, valid and binding obligation, and each Ancillary Agreement to which it or any of its controlled Affiliates is specified to be party will as of the Closing constitute Seller’s or its applicable controlled Affiliate’s legal, valid and binding obligation, enforceable against Seller or its applicable controlled Affiliate in accordance with its terms, in each case subject to the effect of any Enforceability Limitations.
Section 3.03. No Conflict; Consents.
(a) Provided that all consents, declarations, orders, approvals, authorizations, actions, filings and notifications described in Section 3.03(b) have been obtained or made and except as set forth on Section 3.03(a) of the Disclosure Schedule, the execution, delivery and performance by Seller of this Agreement does not, the execution, delivery and performance by Seller or its controlled Affiliates of the Ancillary Agreements to which it or its applicable controlled Affiliate is specified to be a party will not, and the consummation of the Closing by Seller does not and will not (i) violate or conflict with the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or similar organizational document, including in each case, any amendments thereto (each an “Organizational Document”), of any member of the Seller Group, (ii) conflict with or violate any Law or Governmental Order applicable to the PP&S Business or the Purchased Assets, or (iii) conflict with, result in any breach of, constitute a default (or event which, with or without the giving of notice, lapse of time, or both, would become a default) under, result in a loss of any benefit under, or result in the creation or imposition of a Lien (other than Permitted Liens) upon any property or assets of any member of the Seller Group pursuant to, any Material Contract or Material Permit, or give to any Person any rights of termination, amendment, modification, acceleration or cancellation of (in each case, with or without notice, lapse of time or both), require consent, notice, approval or authorization under any Assumed Contract or Assumed Permit, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, losses of benefits, Liens, or rights as (x) would not reasonably be expected to be, individually or in the aggregate, material to the PP&S Business taken as a whole, including the Purchased Entities, Purchased Assets or Assumed Liabilities or (y) would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the ability of Seller to perform its obligations under this Agreement or consummate the transactions contemplated by the Transaction Agreements.
(b) The execution, delivery and performance by Seller of this Agreement does not, the execution, delivery and performance by each applicable member of the Seller Group of the Ancillary Agreements will not, and the consummation of the Closing by Seller will not require any consent, declaration, registration, order, approval, authorization or other action by, or any filing with or notification to, any Governmental Authority, except (i) in connection, or in compliance with, the notification and waiting period requirements of the HSR Act and the Governmental Approvals required under other Competition and Investment Laws, or (ii) where the failure to obtain such consent, declaration, registration, order, approval, authorization or action or to make such filing or notification would not reasonably be expected to be, individually or in the aggregate material to the PP&S Business taken as a whole, including the Purchased Entities, Purchased Assets or Assumed Liabilities.
Section 3.04. Financial Information; No Undisclosed Liabilities.
(a) Section 3.04(a) of the Disclosure Schedule sets forth true and complete copies of the unaudited balance sheet and statement of income of the PP&S Business as of and for the 12-month periods ended December 31, 2017 and December 31, 2018 and an unaudited balance sheet and income statement of the PP&S Business for the six-month period ended on the Balance Sheet Date (collectively, the “Carve-Out Financial Statements”).  The Carve-out Financial Statements (i) were derived from the books and records of Seller maintained in the Ordinary Course of Business, (ii) have been prepared in good faith with the same level of skill and care as that utilized in the standard procedures of the PP&S Business and of the Seller Group, and (iii) were prepared in accordance with the Transaction Accounting Principles, for the periods indicated and as of their respective dates and, having regard for the purposes for which they were prepared, fairly present in all material respects the consolidated financial condition and results of operations of the PP&S Business in accordance with the Transaction Accounting Principles for the periods indicated and as of their respective dates.
(b) The PP&S Business does not have any Liabilities that would have been required to be reflected in, reserved against or otherwise described in the Carve-Out Financial Statements in accordance with GAAP, consistently applied, and that were not so reflected, reserved against or described therein, other than Liabilities (i) incurred in the Ordinary Course of Business after the Balance Sheet Date, (ii) arising under executory provisions of Contracts entered into in the Ordinary Course of Business (but not Liabilities for breach of any such Contract), or (iii) that would not reasonably be expected, individually or in the aggregate, to be material to the PP&S Business taken as a whole, including the Purchased Entities, Purchased Assets and Assumed Liabilities.
Section 3.05. Absence of Certain Changes or Events. Except as set forth in Section 3.05 of the Disclosure Schedule, (a) since the Balance Sheet Date through the date of this Agreement, (i) no member of the Seller Group has taken any action in respect of the PP&S Business, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities, that, if taken after the date hereof, would require the consent of Purchaser pursuant to Sections 5.01(a), (b), (c), (d), (e), (f), (g), or (h), and (ii) and except in connection with the preparation for the process resulting in the execution and delivery of this Agreement, the PP&S Business has been conducted in all material respects in the Ordinary Course of Business and (b) since December 31, 2018 through the date of this Agreement, there has not been any Material Adverse Effect.
Section 3.06. Absence of Litigation; Governmental Orders. As of the date of this Agreement, there is no Action pending or, to the Knowledge of Seller, Threatened against any member of the Seller Group or affecting any of its property or assets, nor is there nor, during the last three years, has there been any Action pending in which any member of the Seller Group is the plaintiff or claimant, in each case, in respect of the PP&S Business, the Purchased Entities, the Purchased Assets or the Assumed Liabilities, that, if determined adversely to the Seller Group, (a) would reasonably be expected, individually or in the aggregate, to result in a Liability greater than $1,000,000 or (b) would reasonably be expected, individually or in the aggregate, to prevent or materially delay the ability of the Seller Group to perform its obligations under this Agreement or the Ancillary Agreements or consummate the transactions contemplated by the Transaction Agreements. There are no outstanding Governmental Orders against or affecting the PP&S Business, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities, that (x) would reasonably be expected to be, individually or in the aggregate, material to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities or (y) would reasonably be expected, individually or in the aggregate, to prevent or materially delay the ability of the Seller Group to perform its obligations under this Agreement or the Ancillary Agreements or consummate the transactions contemplated by the Transaction Agreements.
Section 3.07. Compliance with Laws.
(a) Since January 1, 2017, the business of the Seller Group with respect to the PP&S Business and the business of the Purchased Entities have not been and are not currently being conducted in material violation of any applicable Law and each member of the Seller Group with respect to the PP&S Business and each Purchased Entity is and during such period has been in compliance with applicable Law, except where the failure to comply with applicable Law would not reasonably be expected to be material to the PP&S Business, taken as a whole, including the Purchased Entities, the Purchased Assets or the Assumed Liabilities. No member of the Seller Group has received, as of the date hereof, any written notice of any Action against it alleging any failure to comply with any applicable Laws with respect to the PP&S Business, Purchased Assets or Assumed Liabilities, except, in each case, for any violation or possible violation that, individually or in the aggregate, would not reasonably be expected to be, individually or in the aggregate, material to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities. No investigation by any Governmental Authority with respect to the PP&S Business, Purchased Assets or Assumed Liabilities is pending, nor has any Governmental Authority sent written notice of its intention or, to the Knowledge of Seller, orally indicated an intention, to conduct the same, except for those the outcome of which would not reasonably be expected, individually or in the aggregate, to be material to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities.
(b) With respect to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities, during the past three years (i) the Seller Group (and, to the Knowledge of Seller, their respective Representatives) has complied in all material respects with all applicable Specified Business Conduct Laws and (ii) the Seller Group has not (A) received whistleblower reports, written notice of, made a voluntary, mandatory or directed disclosure to any Governmental Authority (including the U.S. Department of Justice, U.S. Securities and Exchange Commission, or the U.K. Securities Fraud Office) related to or conducted any internal investigation for which it engaged outside counsel or a forensic accounting firm concerning any actual, alleged or potential violation of any Specified Business Conduct Law or (B) been a party to or the subject of any pending (or the Knowledge of Seller, Threatened) Action, or, to the Knowledge of Seller, any audit or investigation, by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Specified Business Conduct Law.
(c) With respect to any of the PP&S Business, the Purchased Entities, the Purchased Assets or the Assumed Liabilities, during the past three years, the Seller Group (or, to the Knowledge of Seller, any of their respective Representatives) has not offered, paid, authorized, promised to pay, solicited, or received the payment of money or anything of value, directly or indirectly, to or from any Person (including any Government Official): (i) for the purpose of improperly influencing any decision or act of any Person, including any officer, employee, representative or body of any Governmental Authority (including any entity owned or controlled by any Governmental Authority); (ii) to induce a Government Official to do or omit to do any act in violation of a lawful duty; (iii) to improperly obtain or retain business or a business advantage; or (iv) that would otherwise constitute a bribe, kickback or other improper or illegal payment or benefit. No member of the Seller Group is or has been designated on, or owned or controlled by any person designated on, the list of Specially Designated Nationals and Blocked Person published by OFAC, the European Union or any equivalent list of sanctioned person issued by the U.S. Department of State or other relevant

Governmental Authority or is otherwise subject to sanctions under any Specified Business Conduct Law. With respect to the PP&S Business, the Purchased Entities, the Purchased Assets or the Assumed Liabilities, during the past three years, the Seller Group has made and kept books, records, and accounts which, in reasonable detail, accurately and fairly reflect the transactions and disposition of assets of the Seller Group. At all times during the past three years, the Seller Group has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that transactions are executed and access to assets is given only in accordance with management’s general or specific authorization, and transactions are recorded as necessary to permit preparation of financial statements to maintain accountability for assets and accounts. With respect to the PP&S Business, the Purchased Entities, the Purchased Assets or the Assumed Liabilities, during the past three years, no member of the Seller Group has engaged in any transaction or direct or indirect dealings with (x) any Person that is on the list of Specially Designated Nationals and Blocked Person published by OFAC, the European Union or any equivalent list of sanctioned person issued by the U.S. Department of State or other relevant Governmental Authority or is otherwise subject to sanctions under any Specified Business Conduct Law or (y) any country or territory that is subject to country-wide or territory-wide sanctions under any Specified Business Conduct Law or any Person that is located in or organized under the Laws of any such country or territory.
Section 3.08. Governmental Licenses and Permits. The Seller Group has obtained and holds, and has since January 1, 2017 held, all qualifications, registrations, filings, franchises, licenses, permits, approvals, consents, accreditations, waivers, exemptions and authorizations from Governmental Authorities necessary to conduct the PP&S Business and operate the Purchased Entities as presently conducted under applicable Law (collectively, the “Permits”), except where the failure to obtain or hold any such qualification, registration, filing, franchise, license, permit, approval, consent, accreditation, waiver, exemption or authorization would not reasonably be expected to be, individually or in the aggregate, material to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities (such Permits, “Material Permits”). The Seller Group is, and since January 1, 2017 has been, in compliance with all of the Material Permits, except where the failure to comply with any such Material Permit would not reasonably be expected to be, individually or in the aggregate, material to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities. The Seller Group has filed or caused to be filed all material reports, notifications and filings with, and has paid all regulatory fees to, the applicable Governmental Authority necessary to maintain all of the Material Permits in full force and effect and each Material Permit is valid and in full force and effect. No event has occurred or circumstance exists that would reasonably be expected to (with or without notice, lapse of time or both) constitute or result in a material violation of, or a failure to comply in any material respect with, any term or requirement of any such Material Permit, or result in the (or give rise to any right of) revocation, withdrawal, suspension, modification, cancellation, impairment, forfeiture, limitation or termination thereof. As of the date hereof, no member of the Seller Group has received any notice, and to the Knowledge of Seller, no notice is Threatened, from any Governmental Authority regarding any actual, alleged, possible or potential violation or failure to comply in any material respect with any term or requirement of any such Material Permit, or any revocation, withdrawal, suspension, cancellation, impairment forfeiture, limitation or termination or adverse modification thereof.

Section 3.09. Sufficiency of Assets; Title; Purchased Interests.
(a) Except as set forth on Section 3.09(a) of the Disclosure Schedule, the Purchased Assets, after taking into account all Ancillary Agreements, Third-Party Rights and corporate-level services provided to the PP&S Business, constitute all of the material assets necessary to conduct the PP&S Business in substantially the same manner immediately following the Closing as conducted on the date hereof and during the preceding 12-month period, assuming receipt of all relevant consents, approvals and authorizations relating to the matters set forth in Section 3.03 of the Disclosure Schedule; provided, however, that this Section 3.09(a) shall not be deemed to be breached as a result of any action that the Seller Group is expressly required to take pursuant to this Agreement or the Ancillary Agreements, or for which Purchaser has provided its written consent (including pursuant to Section 5.01).
(b) Each applicable member of the Seller Group has good and valid title to all of the Purchased Assets (including the Purchased Interests), free and clear of all Liens, other than Permitted Liens. The Seller Group has a valid leasehold interest in all of the Purchased Assets that are leased by the Seller Group, except where the failure to have a valid leasehold interest has not had and would not reasonably be expected to be, individually or in the aggregate, material to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities. The material tangible personal property of the Purchased Entities or contained in the Purchased Assets is in possession of, and control of, a Purchased Entity, or, with respect to the Purchased Assets, a member of the Seller Group is suitable for the purposes for which it is being used and is of a condition, nature and quality sufficient for the conduct of the PP&S Business as conducted as of the date hereof and during the preceding 12-month period.
(c) The Equity Interests set forth on Section 3.09(c) of the Disclosure Schedule constitute all the issued and outstanding Equity Interests of each Purchased Entity and are owned of record and beneficially by the applicable members of the Seller Group as set forth on Section 3.09(c) of the Disclosure Schedule, free and clear of all Liens, other than Permitted Liens or Liens imposed by applicable securities Laws. There are no shares of capital stock, voting securities or other Equity Interests of any Purchased Entity issued, reserved for issuance or outstanding. Upon consummation of the transactions contemplated by this Agreement, Seller will transfer, or will cause to be transferred, valid title to, and Purchaser or its Affiliates will own, all the Purchased Interests, free and clear of all Liens other than those imposed by applicable securities Laws. All of the issued and outstanding Equity Interests of the Purchased Entities are duly authorized, validly issued, fully paid and non-assessable. There are no outstanding or authorized options, warrants, rights (including repurchase rights, rights of first refusal, redemption rights and “tag-along” and “drag-along” rights), stock-settled performance units, undertakings, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to any capital stock equivalent or other Equity Interest in any of the Purchased Entities pursuant to which such Purchased Entities are or may become obligated to (i) issue, deliver, redeem, acquire or sell, or caused to be issued, delivered, redeemed, acquired or sold, any shares of their capital stock or other Equity Interests or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any capital stock or other Equity Interests or (ii) provide funds to or make any equity investment in any other Person. There is no outstanding Indebtedness or other obligations that could convey to any Person the right to vote or that is convertible into or exercisable for any capital stock or other Equity Interests of any Purchased Entity. There are no voting trusts, stockholder agreements, proxies, registration rights, preemptive rights, co-sale rights or other agreements or undertakings in effect with respect to the voting, dividend rights, transfer or other disposition of any of the Equity Interests of any Purchased Entity. Seller has made available to Purchaser true and complete copies of the Organizational Documents with respect to each Purchased Entity, in each case as amended through the date hereof.
(d) Except as set forth on Section 3.09(d) of the Disclosure Schedule, no Purchased Entity (a) owns, directly or indirectly, beneficially or of record, or holds the right to acquire any Equity Interest in any other corporation, organization or entity or (b) has agreed, is under any obligation to make, or is bound by any Contract under which it may become obligated to make any loan, capital contribution or other investment in any corporation, organization or entity. Except as set forth on Section 3.09(d) of the Disclosure Schedule, all of the Equity Interests of each Purchased Entity are owned of record and beneficially by the applicable Purchased Entity, free and clear of all Liens, other than Liens imposed by applicable securities Laws.
Section 3.10. Intellectual Property.
(a) The Business Intellectual Property and the Intellectual Property licensed under Assumed Contracts, after taking into account all Ancillary Agreements and Third-Party Rights, constitutes all material Intellectual Property owned by or licensed to the Seller Group that is necessary to conduct the PP&S Business in substantially the same manner immediately following the Closing as conducted on the date hereof and during the twelve months prior to the Closing Date. A member of the Seller Group (i) exclusively owns, free and clear of all Liens (other than Permitted Liens), all of the Business Intellectual Property and (ii) owns or has the right to use, or has a valid and enforceable license or otherwise possesses legally enforceable rights to use, all Intellectual Property material to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities. No Business Intellectual Property has been deemed by any Governmental Authority to be invalid or unenforceable. No Business Intellectual Property has been cancelled or abandoned and, to the Knowledge of Seller, all Business Intellectual Property is valid and subsisting.
(b) To the Knowledge of Seller, no Person is engaging in any activity that infringes upon, misappropriates, dilutes or otherwise violates the Business Intellectual Property, except for any such infringements, misappropriations, dilution or violations that would not reasonably be expected to be, individually or in the aggregate, material to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities. No member of the Seller Group has, in the last three years, sent any written notice to any Person alleging any such infringement, misappropriation, dilution or other violation of the Business Intellectual Property.
(c) The conduct of the PP&S Business as currently conducted and as conducted during the past three years, including the manufacture, use, import or sale of its products and services, does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property of any Person, except where such infringement, misappropriation, dilution or violation would not reasonably be expected to be material to the PP&S Business, taken as a whole, including the Purchased Entities, the Purchased Assets or the Assumed Liabilities. Seller has not received any written claim, notice or threat from any Person during the three years prior to the date of this Agreement alleging or asserting that the operation of the PP&S Business by the Seller Group or the Business Intellectual Property infringes upon, misappropriates, dilutes or otherwise violates any Intellectual Property rights of any Third-Party in any manner, except, in each case, for any actual or possible infringement, misappropriation, dilution or violation that would not reasonably be expected to be material to the PP&S Business, taken as a whole, including the Purchased Entities, the Purchased Assets or the Assumed Liabilities.
(d) Section 3.10(d)(i) of the Disclosure Schedule sets forth a true and complete list of all items of Business Intellectual Property that is registered with or issued by, or are the subject of applications for registration with or issuance by, any Governmental Authority, including, among other details, the owner of such item, the jurisdiction of registration, issuance, or application, title, application and registration or issuance dates, and application, serial, and registration numbers. Section 3.10(d)(ii) of the Disclosure Schedule lists all Assumed Contracts pursuant to which Seller licenses in from any third party any Intellectual Property that, were it owned by Seller, would be Business Intellectual Property (other than commercially available software products under standard end user, shrink wrap, click to accept or similar object code licenses with annual consideration below $200,000). All such Assumed Contracts are "Material Contracts" for purposes of this Agreement. The Seller Group has delivered or made available to Purchaser correct and complete copies of all such Assumed Contracts.
(e) The Seller Group takes reasonable precautions to protect the confidential and trade secret information used in the operation of the PP&S Business.
(f) In the past three years, to the Knowledge of Seller, there has been no data security breach or other material Third-Party unauthorized access of computers or information technology systems of the Seller Group (with respect to the PP&S Business, the Purchased Entities, the Purchased Assets or the Assumed Liabilities). Each member of the Seller Group is in material compliance with the internal policies of the Seller Group concerning the collection, use, storage, distribution, transfer or disclosure of personal information or data (with respect to the PP&S Business, the Purchased Entities, the Purchased Assets or the Assumed Liabilities).
Section 3.11. Taxes. Solely for purposes of this Section 3.11, (i) references to Seller shall include each member of the Seller Group and (ii) the representations and warranties below with respect to Seller shall be deemed to refer solely to, and be made solely with respect to, the PP&S Business, the Purchased Assets, the Purchased Entities and any Assets of the Purchased Entities.
(a) The Seller has (i) timely filed all material Tax Returns required to be filed by it with the appropriate taxing authorities (taking into account any extension of time to file granted); and (ii) paid all Taxes shown to be payable on such Tax Returns and all other material Taxes owed by Seller (whether or not shown as due on any Tax Return). All such Tax Returns are true, correct and complete in all material respects. There is not in force any extension of time with respect to the due date for the filing of any Tax Return (other than any extensions obtained in the Ordinary Course of Business). No Seller has claimed or received any credit or refund to which it was not entitled.
(b) No Tax audit or examination is being conducted or pending with respect to the Seller and no material deficiencies related to any Taxes have been proposed, asserted or assessed in writing or, to the Knowledge of Seller, Threatened, by a taxing authority against Seller that are still pending. During the past five years, no claim has been made by any taxing authority in a jurisdiction where Seller does not file Tax Returns asserting that Seller is or may be subject to Tax in that jurisdiction that would be covered by such Tax Return.
(c) All material amounts required to be withheld by Seller from any employee, independent contractor, stockholder or any other third party have been properly withheld and timely paid to the relevant taxing authority.
(d) There are no liens for Taxes (other than Taxes described in clause (a) of the definition of Permitted Liens) upon any of the Purchased Assets or Assets of the Purchased Entities.
(e) The shares of capital stock of PolyOne Canada are not “taxable Canadian property” as defined in the Income Tax Act (Canada). PolyOne Canada has (i) registered under any applicable sales Tax requirements and collected and remitted all applicable sales Taxes, (ii) not engaged in any transactions that have or could result in debt forgiveness pursuant to sections 80 to 80.04 of the Income Tax Act (Canada), (iii) not claimed any deduction to which subsection 78(1) of the Income Tax Act (Canada) could apply, (iv) not acquired any property to which section 160 of the Income Tax Act (Canada) could apply and (v) engaged in contemporaneous Canadian transfer pricing documentation as described in Section 247(4) of the Income Tax Act (Canada) for all applicable tax years.
(a) No Purchased Entity (i) is or has been during the last five years a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than any consolidated Tax Return for which the Seller or a Subsidiary of Seller is the common parent) or (ii) has any liability for Taxes of any person (other than Seller or any Subsidiary of Seller) arising from the application of Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, or by contract (other than pursuant to customary provisions in any commercial contracts entered into in the Ordinary Course of Business that is not primarily related to Taxes).
(b) No Purchased Entity that is treated as a foreign corporation for U.S. federal income tax purposes has an investment in U.S. property within the meaning of Section 956 of the Code.
(c) No extensions or waiver of the period for assessment or collection of any Taxes has been requested or is in effect with respect to the Seller. Seller has not requested or received any ruling relating to Taxes from any taxing authority, or signed any binding agreement relating to Taxes with any taxing authority (including any advanced pricing agreement) that would be binding on Purchaser or any of its Affiliates (including any Purchased Entity) after the Closing Date.
(d) No Purchased Entity is a party to any Tax sharing arrangement, any Tax allocation agreement or any Tax indemnity agreement pursuant to which it will have any obligation to make any payments after the Closing (other than pursuant to customary provisions in any commercial contract entered into in the Ordinary Course of Business that is not primarily related to Taxes).
(e) No power of attorney that is currently in force and will be binding on Purchaser and its Affiliates after the Closing Date has been granted with respect to any matter relating to the Taxes of a Purchased Entity or Purchased Assets.
(f) No Purchased Entity is currently party to any written Tax incentive, deferral, holiday or abatement arrangement with any taxing authority that will terminate as a result of the transactions contemplated by this Agreement.
(g) Neither Purchaser (solely by reason of its purchase and ownership of the Purchased Entities pursuant to this Agreement) nor any Purchased Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) adjustment pursuant to Section 481 of the Code (or any corresponding or similar provision of state, local or foreign Law) or other change in accounting method made before the Closing, (ii) an agreement with a Governmental Authority executed before the Closing, (iii) intercompany transaction occurring prior to the Closing, or (iv) installment sale or open transaction entered into before the Closing, or (v) prepaid amount received prior to the Closing.
(h) Seller has not engaged in, or has any liability or obligation with respect to, any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).
(i) No Purchased Entity has any material activities or operations in a country other than the country in which it is organized. The Seller has complied in all material respects with any transfer pricing requirements (including any documentation requirements) applicable under the Code or other applicable Law.
(j) To the Knowledge of Seller, the unpaid Taxes of the Purchased Entities attributable to the Pre-Closing Tax Period (A) did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (other than a reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the unaudited balance sheet for the six-month period ending on the Balance Sheet Date included in the Carve-Out Financial Statements and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing in accordance with the past custom and practice of the Purchased Entities in filing their Tax Returns.
(k) The U.S. federal income tax classification of each Purchased Entity, including whether Seller filed or caused to be filed any election under Treasury Regulation Section 301.7701-3(c) with respect such Purchased Entity, is set forth on Section 3.11 of the Disclosure Schedule. As of the Closing Date, (i) PolyOne Canada,

PolyOne Manufacturing S.á r.l., and PolyOne Mexico will each be treated as a disregarded entity for U.S. federal income tax purposes and (ii) PolyOne Vinyl Compounds Asia Holdings Limited and PolyOne China will each be treated as a foreign corporation for U.S. federal income tax purposes.
Notwithstanding anything in this Agreement to the contrary, (i) nothing in this Section 3.11 shall cause the Seller Group to be liable for any Taxes for which the Seller Group is not expressly liable pursuant to Section 5.07 (relating to liability for Taxes), (ii) this Section 3.11 and, to the extent relating to Taxes, Section 3.13 constitutes the sole and exclusive representations and warranties of Seller with respect to any matters relating to Taxes, and (iii) except as provided in Sections 3.11(e), (g), (h), (i), (k), (l), (n) and (p), the representations and warranties in this Section 3.11 refer only to the past activities of the Seller Group and the past ownership and operation of the PP&S Business and the Purchased Assets and are not intended to serve as representations or warranties regarding, or a guarantee of, nor can they be relied upon with respect to, Taxes attributable to any Tax period beginning after the Closing Date or the portion of any Straddle Period beginning after the Closing Date.
Section 3.12. Material Contracts.
(a) Section 3.12(a) of the Disclosure Schedule sets forth a true and correct list of each Material Contract in effect on the date of this Agreement (other than purchase orders issued pursuant to Material Contracts otherwise disclosed on such Disclosure Schedule). Seller has made available to Purchaser true, correct and complete copies of each such Material Contract (including any amendments thereto).
(b) Each Material Contract is a legal, valid and binding obligation of the Seller Group and, to the Knowledge of Seller, each other party thereto, and is enforceable against Seller and, to the Knowledge of Seller, each such other party thereto, in accordance with its terms, subject, in each case, to any Enforceability Limitations. The Seller Group and, to the Knowledge of Seller, each other party thereto is in material compliance with the terms of each Material Contract. The Seller Group is not, nor to the Knowledge of Seller, is any other party to a Material Contract in default or breach under a Material Contract and, to the Knowledge of Seller, there does not exist any event, condition or omission that would reasonably be expected to constitute such a default or breach (with or without notice, lapse of time or both) by any applicable member of the Seller Group or, to the Knowledge of Seller, any other party thereto, except for any such default or breach which would not reasonably be expected to be, individually or in the aggregate, material to the PP&S Business, Purchased Assets or Assumed Liabilities. As of the date hereof, no member of the Seller Group has received notice of any material default or material breach of, or any intention to cancel, terminate or not renew, or to renegotiate any material terms of, any Material Contract.
(c) Section 3.12(c) of the Disclosure Schedule sets forth a true and correct list of each of the Seller Guarantees.
Section 3.13. Labor, Employment and Employee Benefits Matters.
(a) Section 3.13(a) of the Disclosure Schedule sets forth a list of each material Seller Benefit Plan and identifies which of such Seller Benefit Plans are

Purchased Entity Plans. Seller has made available to Purchaser copies or summaries of the material terms of each material Seller Benefit Plan. With respect to each Purchased Entity Plan, Seller has made available to Purchaser (i) complete copies of each Purchased Entity Plan (and written summaries of the material terms of any unwritten Purchased Entity Plans), including any amendments, and copies of all current trust agreements, insurance contracts or other funding arrangements relating to the Purchased Entity Plan; (ii) a copy of the most recent annual report or actuarial valuation relating to such Purchased Entity Plan; (iii) the most recent determination, opinion or similar letter received from applicable Tax authorities with respect to each Purchased Entity Plan that is intended to qualify for favorable tax treatment, and (v) any non-routine correspondence with a Governmental Entity during the past three years.
(b) Except as would not reasonably be expected to result in any Liability to Purchaser after the Closing, neither Seller nor any member of the Controlled Group has within the past six years had any Liability with respect to (i) a “defined benefit plan” as defined in Section 3(35) of ERISA that is subject to Title IV of ERISA or the funding standards of Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), or (iii) a “registered pension plan” that contains a “defined benefit provision”, as those terms are defined in the Income Tax Act (Canada), in each case, for the benefit of any Business Employee or current or former employee employed by the Seller Group in the PP&S Business.
(c) No Purchased Entity Plan provides post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by Section 4980B of the Code).
(d) Each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code or other applicable Law has received a favorable determination letter from the IRS or other applicable Tax authority, or with respect to a prototype plan can rely on an opinion letter from the IRS to the prototype plan sponsor, that it is so qualified, and that each trust related thereto is exempt from federal income Tax under Section 501(a) of the Code or other applicable Law. Seller has made available to Purchaser a complete copy of the most recently obtained determination or opinion letter from the IRS or other applicable Tax authority with respect to each such Seller Benefit Plan, and, to the Knowledge of Seller, no fact or event has occurred since the date of such determination or opinion letter that would reasonably be expected to cause the loss of such qualification or exemption, as the case may be. Each Seller Benefit Plan has been maintained, operated and administered in all material respects in accordance with its terms and in compliance with applicable Law. There are no pending or, to the Knowledge of Seller, threatened claims (other than claims for benefits in the ordinary course), investigations, audits or Actions that have been asserted or instituted against the Purchased Entity Plans or the Seller Group with respect to the Purchased Entity Plans, that, if determined adversely to such Purchased Entity Plan or the Seller Group, would result, individually or in the aggregate, in material Liability to Purchaser, the Purchased Entities or any of their Affiliates, and, to the Knowledge of Seller, no fact or event exists that could reasonably be expected to give rise to any of such claim, investigation, audit or Actions. No Lien, Tax or other material penalty for which there are any unsatisfied liabilities has been imposed with respect to any Purchased Entity Plan.

(e) The execution and delivery by Seller of this Agreement does not, the execution and delivery by a member of the Seller Group of the Ancillary Agreements will not, and the consummation of the Closing by Seller will not (alone or in combination with any other event) (i) entitle any Business Employee or, to the extent payable by any Purchased Entity, any Former Business Employee, to severance pay or loan forgiveness, (ii) result in any payment or benefit becoming due, accelerate the time of payment, funding or vesting of compensation or benefits, or increase the amount of compensation or benefits due to any Business Employee or, to the extent payable by any Purchased Entity, any Former Business Employee, (iii) limit or restrict any right to amend, terminate or transfer the assets of any Purchased Entity Plan on or following the Closing Date or (iv) give rise to the payment of any amount that could reasonably be expected to be characterized as a “parachute payment” under Section 280G of the Code.
(f) The Purchased Entities do not have any obligation to compensate any Business Employee or Former Business Employee for excise Taxes or other Tax-related payments incurred by such Business Employee or Business Employee, including under Section 409A or 4999 of the Code.
(g) As of the date of this Agreement, there are no Actions, claims, lawsuits, investigations, unfair labor practice charges, audits or arbitrations (other than routine claims for benefits) pending or, to the Knowledge of Seller, threatened that relate to any of the Business Employees or Former Business Employees that (i) would reasonably be expected, individually or in the aggregate, to result in a Liability greater than $1,000,000 or (ii) would reasonably be expected, individually or in the aggregate, to prevent or materially delay the ability of the Seller Group to perform its obligations under this Agreement or the Ancillary Agreements or consummate the transactions contemplated by the Transaction Agreements.
(h) Except as set forth in Section 3.13(h) of the Disclosure Schedule, no member of the Seller Group is a party to any collective bargaining agreement or other labor union Contract applicable to Business Employees. (i) There are and, during the past three years, have been no strikes, work slowdowns, walkouts, lockouts, material grievances or other labor disputes pending or, to the Knowledge of Seller, threatened with respect to any Business Employees or Former Business Employees, and (ii) there is and, during the past three years, has been, to the Knowledge of Seller, no effort to unionize any Business Employees not currently represented by a labor union.
(i) Except as would not reasonably be expected to result in, individually or in the aggregate, material Liability to Purchaser, (i) with respect to the PP&S Business, the Seller Group has complied in all respects with all applicable Laws relating to employment, employment practices and labor, including all obligations before the Mexican Social Security Institute (IMSS), National Institute for Workers’ Housing (INFONAVIT) and Retirement Savings System (SAR) and (ii) no Action, investigation by any Governmental Authority or claim is currently pending or, to the Knowledge of Seller, threatened against the Seller Group with respect to the PP&S Business, Business Employees or Former Business Employees.

(j) Except as would not reasonably be expected to result in, individually or in the aggregate, Liability to Purchaser, with respect to the PP&S Business, (i) the Seller Group has complied in all material respects with all obligations in accordance with any employment agreements, collective bargaining agreements or any other labor related agreements which the Seller Group is party to or obligated under and is in compliance with all obligations regarding social security, profit sharing and any and all other obligations derived from or related to the applicable labor and social security Laws, and (ii) the Seller Group is not liable for the payment of any wages, hours, benefits, compensation, damages, Taxes, fines, penalties, or other amounts, however designated, for failure to comply with applicable Laws, including all obligations before the Mexican Social Security Institute (IMSS), National Labor Relations Board (NLRB), National Institute for Workers’ Housing (INFONAVIT) and Retirement Savings System (SAR), or applicable retirement savings plans.
(k) Without limiting any of the foregoing provisions, with respect to each Purchased Entity Plan: (i) (A) the fair market value of the assets of each funded Purchased Entity Plan, (B) the collective liability of each insurer for any Purchased Entity Plan funded through insurance or (C) the book reserve established for any Purchased Entity Plan, in any case together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Purchased Entity Plan and no transaction contemplated by this Agreement shall cause such assets, insurance obligations or reserves, together with any such accrued contributions, to be less than such benefit obligations, (ii) each Purchased Entity Plan required to be registered has been registered and is in good standing with applicable Governmental Authorities and (iii) each Purchased Entity Plan intended to qualify for special Tax treatment satisfies in all material respects the requirements for such treatment.
(l) With respect to the PP&S Business, there has been no plant closing or mass layoff within the meaning of the under the federal Worker Adjustment and Retraining Notification Act or analogous state, provincial, foreign or local Law (collectively, “WARN”) for which there remain any unsatisfied liabilities.
Section 3.14. Customers and Suppliers. Section 3.14 of the Disclosure Schedule sets forth a list of the names of (a) the 10 largest customers (collectively, the “Material Customers”) and (b) the 10 largest suppliers (collectively, the “Material Suppliers”) (measured by dollar volume of purchases or sales in each case) of the PP&S Business during the 12 months ended on the Balance Sheet Date. Except as would not reasonably be expected to be, individually or in the aggregate, material to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities, as of the date of this Agreement, the Seller Group is not and, during the previous 6 months, has not been engaged in any dispute related to the PP&S Business, the Purchased Assets or the Assumed Liabilities with any Material Customer or Material Supplier, and no Material Customer or Material Supplier has notified the Seller Group that it intends to terminate or materially alter or modify (or has actually terminated or materially altered) its relationship with the PP&S Business or any member of the Seller Group.
Section 3.15. Environmental Matters.

(a) The Seller Group is and during the past three years has been in compliance with all Environmental Laws applicable to the PP&S Business as currently conducted and the ownership and use of the Purchased Assets, except where the failure to comply with any such Environmental Law would not reasonably be expected to be, individually or in the aggregate, material to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities.
(b) The Seller Group has obtained and during the past three years has possessed all Environmental Permits required for the operation of the PP&S Business as currently conducted and ownership and use of the Purchased Assets, except where the failure to hold any such Environmental Permit would not reasonably be expected to be, individually or in the aggregate, material to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities. Each such Environmental Permit is in full force and effect, and the Seller Group is in compliance with all terms and conditions of the Environmental Permits, except where the failure to be in full force and effect or to comply with any such Environmental Permit would not reasonably be expected to be, individually or in the aggregate, material to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities.
(c) As of the date of this Agreement: (i) there is no Action pending or, to the Knowledge of Seller, Threatened against any member of the Seller Group, and in the past three years the Seller Group has not received written notice, alleging a violation of or liability under any Environmental Law, including with respect to any Release of Hazardous Materials, relating to the operation of the PP&S Business or the ownership and use of the Purchased Assets; (ii) there are no, and in the past three years there has not been any, Governmental Orders arising under Environmental Laws in respect of the operation of the PP&S Business or the ownership and use of the Purchased Assets; and (iii) no member of the Seller Group is engaged, or has been engaged in the past three years, in any environmental cleanup or remediation at any Business Real Property or any other property as a result of the operation of the PP&S Business or the ownership and use of any Purchased Asset, that in each case of clauses (i), (ii) or (iii), would reasonably be expected to be, individually or in the aggregate, material to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities, or for which any material obligation remains outstanding.
(d) There has been no Release of, no contamination by, and no exposure of any Person to, any Hazardous Material at, under or from any Business Real Property or, to the Knowledge of Seller, any property formerly owned, leased or operated by any member of the Seller Group (with respect to the PP&S Business, Purchased Assets or Assumed Liabilities) that has given or would reasonably be expected to give rise to any unresolved material liability to the Seller Group under any Environmental Law.
(e) The Seller has made available to Purchaser all material environmental assessments and reports (including Phase I and Phase II reports) in its (or any of its Affiliates’) possession or control prepared in the past three years relating to the PP&S Business, Purchased Assets or Business Real Property.
Section 3.16. Real Property.

(a) A member of the Seller Group (i) has good and valid fee simple title to all of the Owned Business Real Property located in the United States and (ii) is the registered owner of the Owned Business Real Property located outside of the United States, in each case, free and clear of all Liens (other than Permitted Liens). A member of the Seller Group has a valid leasehold interest in all of the material Leased Business Real Property, free and clear of all Liens (other than Permitted Liens). Except for the properties set forth on Section 3.16(a)(i) of the Disclosure Schedule, the members of the Seller Group (other than the Purchased Entities), with respect to the PP&S Business, and the Purchased Entities do not own, lease or sublease any real property other than the Business Real Property. Except as set forth on Section 3.16(a)(ii) of the Disclosure Schedule, there are no leases, subleases or other Contracts granting to any Person the right of use or occupancy of any portion of the Business Real Property.
(b) Except as set forth in Section 3.16(b) of the Disclosure Schedule, all buildings, structures, fixtures and building systems and all components thereof included in the Owned Business Real Property and Leased Business Real Property (the “Improvements”) are sufficient, in all material respects, for the operation of the PP&S Business as currently operated thereon. There are no conditions affecting any of the Improvements that would reasonably be expected to, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of the PP&S Business as currently conducted thereon.
(c) To the Knowledge of Seller, except as set forth on Section 3.16(c) of the Disclosure Schedule, there is no condemnation, expropriation or other Action in eminent domain affecting any parcel of Business Real Property or any portion thereof or interest therein. The Seller Group has not received written notice of any injunction, decree, order, writ or judgment outstanding or any Action, pending or Threatened, that would materially impair the ownership, lease, use or occupancy of the Business Real Property, or any portion thereof, or the operation of the PP&S Business as currently conducted thereon.
Section 3.17. Related Party Transactions. Section 3.17 of the Disclosure Schedule sets forth all Contracts between a member of the Seller Group, on the one hand, and any of the Purchased Entities, on the other hand, in each case, in effect or under which there are any outstanding obligations on the date hereof. Except as set forth on Section 3.17 of the Disclosure Schedule, no member of the Seller Group or, to the Knowledge of Seller, its respective directors or officers or any Person with whom any such director or officer has any direct or indirect relation by blood, marriage or adoption (a) possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person (other than a member of the Seller Group) that is a material client, vendor, lessor, lessee or competitor of the PP&S Business or the Purchased Entities, (b) owns or has any interest in any property (real, personal or mixed), assets or rights, tangible or intangible, which is used by or pertains to the PP&S Business, or (c) is or in the previous year has been a party to any agreement or transaction with any member of the Seller Group (with respect to the PP&S Business, Purchased Assets or Assumed Liabilities). Ownership of 5% or less of the outstanding stock of any publicly traded corporation shall not be deemed to be a financial interest for purposes of this Section 3.17.
Section 3.18. Insurance. Section 3.18 of the Disclosure Schedule lists each insurance policy maintained by or for the benefit of the PP&S Business (other than any group insurance policy that is part of a Seller Benefit Plan) and summaries of each such insurance policy have been made available to Purchaser. With respect to each such insurance policy: (a) the policy is legal, valid, binding, enforceable on the Seller Group and in full force and effect in all material respects; (b) the Seller Group is not, and to the Knowledge of Seller no other party to the policy is, in material breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred or is reasonably expected to occur that, with notice or the lapse of time or both, would constitute such a material breach or default or permit termination, modification or acceleration under the policy; and (c) no party to the policy has repudiated any material provision thereof. Since January 1, 2017 until the date hereof, the Seller Group has not received any written communication regarding any actual or possible (i) cancellation, invalidation, termination or nonrenewal or any such insurance policy, (ii) refusal or denial of any material coverage, reservation of rights or rejection of any material claim under any such insurance policy, or (iii) material adjustment in the amount of the premiums payable with respect to any such insurance policy.
Section 3.19. Brokers. Except as set forth on Section 3.19 to the Disclosure Schedule, no broker, finder or investment banker has been employed or is entitled to any brokerage, finder’s or other fee or commission in connection with the sale of the PP&S Business, the Purchased Assets or the Purchased Entities based upon arrangements made by or on behalf of the Seller Group.
Section 3.20. Accounts Receivable. All accounts receivable of the Seller Group with respect to the PP&S Business or Purchased Assets represent bona fide obligations arising from sales actually made or services actually performed, or obligations relating to pre-payments, in the Ordinary Course of Business. The Seller Group has provided reserves for such accounts receivables in accordance with the Transaction Accounting Principles, which were determined in a manner that is consistent with past practices and methodologies used by Seller using information available as of the date the reserves were established. Subject to such reserves, there is no pending or, to the Knowledge of Seller, Threatened contest, claim, counterclaim, defense or right of set-off under any Contract or otherwise with any obligor of any account receivable of the Seller Group with respect to the PP&S Business or Purchased Assets relating to the amount or validity of such account receivable.
Section 3.21. Inventory. All Inventory (a) is, in all material respects, current, non-obsolete, saleable or usable (and not in excess of the needs of the PP&S Business) in the Ordinary Course of Business for the purposes for which intended, (b) to the Knowledge of Seller, consists, in all material respects, of a quality and quantity usable or saleable in the Ordinary Course of Business, of good and merchantable quality and free of manufacturing defect, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the most recent balance sheet included in the Carve-Out Financial Statements in accordance with the Transaction Accounting Principles, (c) had a book value as reflected on the most recent balance sheet included in the Carve-Out Financial Statements at the lower of cost or net realizable value for such item as of such date in accordance with the Transaction Accounting Principles (such lower of cost or net realizable value determined in a manner that is consistent with past practices and methodologies used by Seller using information available as of the date the reserves were established), (d) to the extent now on hand and purchased after the Balance Sheet Date, was purchased in the Ordinary Course of Business at a cost no exceeding market prices prevailing at the time of purchase and (e) has been valued in accordance with the Transaction Accounting Principles.

Section 3.22. Product Liability; Product Warranty. True, correct and complete copies of the standard warranty or warranties of the PP&S Business (including terms and conditions) for sales of products have been made available to Purchaser, and, except as stated therein, there are no warranties, commitments or obligations with respect to the return, repair or replacement of products of the PP&S Business. No member of the Seller Group has any Liability for replacement of products of the PP&S Business or for damages in connection with such products, except as specifically reserved for in the Carve-Out Financial Statements, except for Liabilities that would not reasonably be expected to be, individually or in the aggregate, material to the PP&S Business taken as a whole, including the Purchased Entities, the Purchased Assets and the Assumed Liabilities. No product of the PP&S Business sold by any member of the Seller Group has been the subject of any replacement, field fix, retrofit, modification or recall campaign by the Seller Group, and no such campaign is being conducted by the Seller Group or is required to be conducted by any Governmental Authority.
Section 3.23. No Other Representations and Warranties. Except for, and without limiting, the representations and warranties contained in this Article III (including the related portions of the Disclosure Schedule) or in any certificate delivered in connection with this Agreement, neither Seller nor any member of the Seller Group makes any other express or implied representation or warranty, either written or oral, on behalf of Seller, the Seller Group or the PP&S Business, including any representation or warranty as to the accuracy or completeness of any information regarding the PP&S Business furnished or made available to Purchaser and its Representatives (including any information, documents or materials made available to Purchaser in the data room (except for the representations and warranties expressly set forth in this Article III or in any certificate delivered in connection with this Agreement, in each case, regarding certain information, documents or materials in the data room having been made available to Purchaser), management presentations or in any other form in expectation of the transactions) or as to the future revenue, profitability or success of the PP&S Business, or any representation or warranty arising from statute or otherwise in Law, all of which are hereby disclaimed.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to Seller as follows:
Section 4.01. Organization and Standing. Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized.
Section 4.02. Authority; Execution and Delivery; Enforceability. Purchaser has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to be executed by Purchaser and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated on its part hereby and thereby. This Agreement and each Ancillary Agreement to be executed by Purchaser has been duly authorized, and this Agreement has been duly executed and delivered and, at the Closing, Purchaser will have duly executed and delivered each Ancillary Agreement to which it is specified to be a party. This Agreement constitutes Purchaser’s legal, valid and binding obligation, and each Ancillary Agreement to which it is specified to be party will after the Closing constitute Purchaser’s legal, valid and binding obligation, enforceable against Purchaser in accordance with its terms, in each case subject to the effect of any Enforceability Limitations.

Section 4.03. No Conflict; Consents.
(a) Provided that all consents, declarations, orders, approvals, authorizations, actions, filings and notifications described in Section 4.03(b) have been obtained or made, the execution and delivery by Purchaser of this Agreement does not, the execution and delivery by Purchaser of the Ancillary Agreements to which it is specified to be a party will not, and the consummation of the Closing by Purchaser will not (i) violate or conflict with the Organizational Documents of Purchaser, (ii) conflict with or violate any applicable Law or Governmental Order, or (iii)  result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under any Contract to which Purchaser is party or permit held by Purchaser, or give to any Person any rights of termination, amendment, acceleration or cancellation of, any such Contract or permit, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches or defaults as would not and would not reasonably be expected to prevent or materially impair or delay the ability of Purchaser to consummate the transactions contemplated by, or to perform its obligations under, the Transaction Agreements.
(b) The execution and delivery by Purchaser of this Agreement does not, the execution and delivery by Purchaser of the Ancillary Agreements to which Purchaser is specified to be a party will not, and the consummation of the Closing by Purchaser will not require any consent, declaration, order, approval, authorization or other action by, or any filing with or notification to, any Governmental Authority, except (i) in connection, or in compliance with, the notification and waiting period requirements of the HSR Act and the Governmental Approvals required under other Competition and Investment Laws, (ii) where the failure to obtain such consent, declaration, registration, order, approval, authorization or action or to make such filing or notification would not and would not reasonably be expected to prevent or materially impair or delay the ability of Purchaser to consummate the transactions contemplated by, or to perform its obligations under, the Transaction Agreements to which Purchaser is or is specified to be a party, or (iii) as may result from facts or circumstances relating to the Seller Group.
Section 4.04. Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of Purchaser, Threatened against Purchaser, nor is there any Action pending in which Purchaser is the plaintiff or claimant, that, if determined adversely to Purchaser, would, or would reasonably be expected to, prevent or materially impair or delay the ability of Purchaser to consummate the transactions contemplated by, or to perform its obligations under, the Transaction Agreements to which Purchaser is or is specified to be a party.
Section 4.05. Compliance with Laws; Absence of Restraints. Purchaser is in compliance with all applicable Laws and Governmental Orders, except where the failure to comply with any such Law or Governmental Order would not and would not reasonably be expected to prevent or materially impair or delay the ability of Purchaser to consummate the transactions contemplated by, or to perform its obligations under, the Transaction Agreements to which Purchaser is or is specified to be a party. To the knowledge of Purchaser, there exist no facts or circumstances that would or would reasonably be expected to prevent or materially impair or delay the ability of Purchaser to consummate the transactions contemplated by, or to perform its obligations under, the Transaction Agreements to which Purchaser is or is specified to be a party.
Section 4.06. Representation and Warranty Insurance Policy. Attached as Exhibit C is a true and complete copy of the Insurance Binder (the “R&W Binder”) for that certain primary Representation and Warranty Insurance Policy, Policy No. QPL-1549187 (the “R&W Policy”), issued by QBE Specialty Insurance Co. (the “R&W Insurer”), together with a true and complete copy of the form of R&W Policy attached thereto. The R&W Binder has been executed by Purchaser and the R&W Insurer and is, or will be as of the date hereof, bound and has not been cancelled or terminated, and the R&W Insurer has not provided written notice to Purchaser that it intends to cancel or terminate the R&W Policy. Purchaser is in compliance as of the date hereof with the applicable terms set forth in the R&W Binder.
Section 4.07. Financing. Purchaser has delivered to Seller (a) a true, accurate and complete copies of executed commitment letters, dated as of the date hereof (the “Equity Commitment Letters”), under which each Guarantor or one or more Affiliates of each Guarantor has committed to provide to Purchaser equity financing in an aggregate amount of $260,000,000, subject solely to the terms and conditions set forth therein (the “Equity Financing”) and (b) a true, accurate and complete copy of an executed commitment letter, including all exhibits, schedules and annexes thereto, dated as of the date hereof, from the Debt Financing Sources party thereto (the “Debt Commitment Letter” and, together with the Equity Commitment Letters, the “Commitment Letters”), under which such Debt Financing Sources have committed, subject to the terms and conditions set forth therein, to provide debt financing to Purchaser in the amounts set forth therein (the “Debt Financing”, and, together with the Equity Financing, the “Financing”). Purchaser has also delivered to Seller a true, accurate and complete copy of each fee letter related to the Debt Financing as in effect on the date hereof (the “Fee Letter”) (provided, however, that the fee amounts, pricing caps and other economic terms may be redacted, none of which redacted provisions would adversely affect the conditionality, availability, aggregate principal amount or termination of the Debt Financing). The only condition precedent to the obligations of the parties under the Commitment Letters is the satisfaction or the waiver of the conditions set forth in the applicable Commitment Letter. As of the date hereof, each Commitment Letter is in full force and effect and has not been withdrawn, rescinded, terminated or otherwise amended or modified in any respect (except for any increases in the amount of funds available thereunder or the addition of Debt Financing Sources or other relevant entities who did not execute such Commitment Letter as of the date of this Agreement) and no such amendment or modification is contemplated except as permitted by this Agreement. As of the date hereof, each Commitment Letter is a legal, valid and binding obligation of Purchaser and, to the actual knowledge of Purchaser’s officers, the other parties thereto, in each case, except as limited by the Enforceability Limitations. Each Equity Commitment Letter expressly provides, and shall continue to expressly provide, that Seller is an intended third party beneficiary thereof for the purposes set forth therein. There are no other agreements, side letters or arrangements relating to the Commitment Letters that would reasonably be expected to affect the availability on the Closing Date or impose new or additional (or adversely expand, modify or amend any of the existing) conditions precedent to the Financing or reduce the amount available thereunder. As of the date hereof, assuming the truth and accuracy of the Seller’s representations and warranties set forth in this Agreement, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Purchaser or, to the actual knowledge of Purchaser’s officers, any other parties thereto under any term or condition of the Commitment

Letters or a failure of any condition to the Financing or otherwise result in any portion of the Financing being unavailable on the Closing Date. The proceeds from the Financing, together with other amounts available to Purchaser, are sufficient to pay all amounts required to be paid by Purchaser at the Closing pursuant to the terms of this Agreement, and to pay all of its fees and expenses in connection with the transactions contemplated hereby (including the Financing) (sufficient proceeds, the “Funds”). Assuming (i) the accuracy in all material respects of the Seller’s representations and warranties set forth in Article III, and (ii) the satisfaction of the conditions set forth in Article VII on the Closing Date, as of the date hereof, Purchaser has no reason to believe that the conditions to the Financing shall not be satisfied or that the full amount of the Financing contemplated by the Commitment Letters shall not be available as of the Closing. Purchaser has fully paid all commitment fees or other fees in connection with the Commitment Letters that are payable on or prior to the date hereof. In no event shall the receipt by, or the availability of any funds or financing to, Purchaser or any of its Affiliates or any other financing be a condition to Purchaser’s obligation to consummate the transactions contemplated hereunder. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser under any term or condition of the Debt Commitment Letter, or otherwise result in any portion of the Debt Financing contemplated thereby to be unavailable. There are no conditions precedent (x) related to the funding of the full amount of the Debt Financing or any provisions that could reduce the aggregate amount of the Debt Financing set forth in the Debt Commitment Letter or the aggregate proceeds contemplated by the Debt Commitment Letter or (y) that could otherwise adversely affect the conditionality, enforceability or availability of the Debt Commitment Letter with respect to all or any portion of the Debt Financing, in each case, other than as set forth in the Debt Commitment Letter in the form so delivered to Seller.
Section 4.08. Solvency. At and immediately following the Closing and after giving effect to all the transactions contemplated by the Transaction Agreements, assuming the accuracy in all material respects of the representations and warranties contained in Article III of this Agreement, the satisfaction of the conditions to Purchaser’s obligations to consummate the transactions contemplated by this Agreement, compliance with Seller’s obligations in this Agreement and all Ancillary Agreements and any estimates, projections or forecasts with respect to the PP&S Business furnished to Purchaser or its Affiliates or Representatives have been prepared by Seller in good faith based upon assumptions that were reasonable at the time that such estimates, projections, and forecasts were prepared, Purchaser will not be insolvent. As used herein, “not be insolvent” means: (a) the sum of Purchaser’s debts will not be greater than all of Purchaser’s assets or property at a fair valuation; (b) the present fair saleable value of Purchaser’s assets will not be less than the amount that will be required to pay Purchaser’s probable liability on its existing debts as they become absolute or matured; (c) Purchaser will not intend to incur, or believe or reasonably should believe that Purchaser would incur, debts beyond its ability to pay as they become due or as they mature; and (d) Purchaser will not be engaged and will not be about to engage in a business or transaction for which the remaining assets or property of Purchaser are unreasonably small in relation to such business or transaction, and  Purchaser will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged. Purchaser is not entering into this Agreement or the transactions contemplated by the Transaction Agreements with the intent to hinder, delay or defraud either current or future creditors of any Person.

Section 4.09. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.
Section 4.10. Investigation; Investment Purpose.
(a) Without limiting the specific representations and warranties expressly set forth in Article III (as modified by the Disclosure Schedule), any Ancillary Agreement or any certificate or other document delivered hereunder or thereunder, Purchaser (i) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Purchased Assets, the Assumed Liabilities, the PP&S Business and the transactions contemplated by the Transaction Agreements, and any other assets, rights or Liabilities to be transferred hereunder or pursuant hereto, and (ii) has been furnished with, or given adequate access to, such information about the Purchased Assets, the Assumed Liabilities, the PP&S Business and any other assets, rights or Liabilities to be transferred hereunder or pursuant hereto, as it has requested, and Purchaser and its Representatives have had a full opportunity to review such information. Purchaser acknowledges and agrees that the only representations, warranties, covenants and agreements made by Seller are the representations, warranties, covenants and agreements made expressly by the Seller Group in this Agreement, the other Transaction Agreements or any certificate or other document delivered hereunder or thereunder. Purchaser has not relied upon any other representations or other information made or supplied by or on behalf of the Seller Group or Representative of the Seller Group, including any information provided by or through management presentations, data rooms (virtual or otherwise) or other due diligence information, and Purchaser acknowledges and agrees that it will not have any right or remedy arising out of any such other representation or other information and that any claims Purchaser may have for breach of a representation or warranty shall be based solely on the representations and warranties of Seller set forth in Article III (as modified by the Disclosure Schedule) or any other Ancillary Agreement or any certificate or other document delivered hereunder or thereunder.
(b) Purchaser is acquiring the Purchased Entities for its own account solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution of any securities in the Purchased Entities or in violation of any applicable securities Laws, or with any present intention of distributing or selling such securities in violation of any such Law. Purchaser acknowledges that the sale of such securities is not registered under any applicable securities Laws and that such securities may not be transferred, sold or otherwise disposed of except pursuant to the registration provisions of the applicable securities Laws or an applicable exemption therefrom.
ARTICLE V
ADDITIONAL AGREEMENTS
Section 5.01. Conduct of Business Prior to the Closing. Except as required by applicable Law or the terms of any Contract made available to Purchaser or any of its Representatives, as expressly contemplated by the transactions contemplated by this Agreement, as otherwise necessary to complete the Restructuring Activities, or as requested in writing by Purchaser, for matters identified in Section 5.01 of the Disclosure Schedule, or to the

extent solely related to any Excluded Assets, Excluded Liabilities, or Retained Businesses, from the date of this Agreement through the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 8.01, unless Purchaser otherwise consents in writing in advance (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause its controlled Affiliates to, conduct the PP&S Business and the business of the Purchased Entities in the Ordinary Course of Business and, solely with respect to the PP&S Business (and, to the extent applicable, the Purchased Assets and Assumed Liabilities) and the Purchased Entities, use commercially reasonable efforts to preserve the goodwill and business relationships (contractual or otherwise) with customers and suppliers of the PP&S Business and the Purchased Entities, make capital expenditures in accordance with the capital forecast attached hereto as Section 5.01(j) of the Disclosure Schedule, keep available the services of the Business Employees and use commercially reasonable efforts to cause each of PolyOne Mexico and PolyOne China to hold Cash and Cash Equivalents of not less than $1,000,000 on the Closing Date. Without limiting the generality of the foregoing, except as required by applicable Law the terms of any Contract made available to Purchaser or any of its Representatives, as expressly requested in writing by Purchaser, for matters identified in Section 5.01 of the Disclosure Schedule, or to the extent solely related to any Excluded Assets, Excluded Liabilities, or Retained Businesses, unless Purchaser otherwise consents in writing in advance (which consent shall not be unreasonably withheld, conditioned or delayed) Seller shall not, and shall cause its controlled Affiliates to not, in each case, solely with respect to the PP&S Business, the Purchased Entities, the Purchased Assets and the Assumed Liabilities:
(a) grant any Lien (other than a Permitted Lien) on any Purchased Interest or material Purchased Asset or Asset of any Purchased Entity;
(b) sell, transfer, lease, sublease, license, assign, abandon, allow to lapse or otherwise dispose (whether by merger, stock or asset sale or otherwise) of any Purchased Assets or Assets of any Purchased Entity, in each case, except for (i) tangible assets with a fair market value or replacement cost (whichever is higher) not in excess of $500,000, (ii) assets that are not material, individually or in the aggregate, to the PP&S Business or the Purchased Entities or (iii) inventory and obsolete or excess equipment sold or otherwise disposed of in the Ordinary Course of Business;
(c) (A) institute any increase in any compensation or benefits provided to Business Employees pursuant to a Seller Benefit Plan or otherwise, other than (i) as required by the existing terms of any such Seller Benefit Plan or applicable Law, (ii) any change made in the Ordinary Course of Business and applicable to substantially all of the Seller Group’s similarly situated employees (other than Business Employees) or (iii) to reflect a promotion permitted under this Section 5.01(c) made in the Ordinary Course of Business, (B) enter into or amend any employment, severance, termination, retention, change in control, or other similar agreement or arrangement with any Business Employee, (C) internally transfer or otherwise alter the duties and responsibilities of any employee of the Seller Group in a manner that affects whether such employee is or is not classified as a Business Employee, (D) hire, promote or terminate (other than for cause) any Key Employee, or (E) enter into, amend, modify or terminate any Purchased Entity Plan, except as required by the existing terms of a Purchased Entity Plan or applicable Law;

(d) make any material change in any method of accounting or accounting practice or policy used by the PP&S Business or any Purchased Entity, other than such changes as are consistent with the Transaction Accounting Principles or required by applicable Law;
(e) enter into any Contract which would have been a Material Contract if in effect on the date hereof, other than, in the Ordinary Course of Business; provided that, notwithstanding the foregoing, no Contract shall be entered into with the Person identified on Section 5.01(e) of the Disclosure Schedule without the prior written consent of Purchaser;
(f) renew, materially modify, materially amend, cancel or terminate or waive any material rights under, any Material Contract, other than, in the Ordinary Course of Business; provided that, notwithstanding the foregoing, no such amendment or modification shall be entered into with the Person identified on Section 5.01(f) of the Disclosure Schedule without the prior written consent of Purchaser;
(g) except as required to fulfill any good faith bargaining obligations, enter into, amend or terminate any collective bargaining agreement or agreement with a union in respect of the Business Employees; provided that, as not prohibited by and in compliance with applicable Law, Seller shall (i) keep Purchaser fully informed of the status of any bargaining permitted under this Section 5.01(g) and timely provide Purchaser with true and complete copies of drafts of any relevant documents or material written communications relating thereto, (ii) provide Purchaser with reasonable opportunity to review and comment on any such documents or material communications and consider in good faith Purchaser's reasonable comments thereon and (iii) permit Purchaser to participate in negotiations to the extent not prohibited by applicable Law;
(h) form any Subsidiary, acquire, by merger or consolidation with, or by direct or indirect purchase of all or substantially all of the assets or any Equity Interest of, any Person, business or entity, other than capital expenditures in accordance with Section 5.01(j) and acquisitions of inventory in the Ordinary Course of Business;
(i) purchase or otherwise directly or indirectly acquire any assets that are material, individually or in the aggregate, to the PP&S Business or the Purchased Entities, other than in the Ordinary Course of Business;
(j) make or incur any capital expenditure in respect of the PP&S Business or the Purchased Entities that, individually or in the aggregate, is in excess of $2,500,000 or make or incur any such capital expenditures that in the aggregate, are in excess of $25,000,000;
(k) amend the certificate of incorporation, bylaws or other Organizational Documents of any Purchased Entity;
(l) adopt, approve or consummate a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Purchased Entity;

(m) (A) issue, reissue, deliver, sell, transfer, pledge or dispose of any Purchased Interests or Equity Interests in any Purchased Entity or (B) adjust, split, combine, subdivide, reclassify, redeem, repurchase, acquire (directly or indirectly) or encumber any Purchased Interests;
(n) make or change any material Tax election, file any material amended Tax Return, adopt or change any method of Tax accounting, settle or compromise any proceeding with respect to any material Tax claim or assessment, surrender any right to claim a refund of material Taxes (other than Seller Taxes), enter into any agreement with a Governmental Authority relating to Taxes or agree to extend the statute of limitations in respect of any material amount of Taxes, in each case, if doing so could reasonably be expected to have the effect of increasing the present or future Tax liability of the Purchased Entities (other than Seller Taxes);
(o) declare, set aside or pay any non-cash dividend or other distribution of assets (including in stock, property or otherwise) in respect of the Purchased Interests or Equity Interests of any Purchased Entity, other than dividends and distributions amongst Purchased Entities;
(p) settle, release, waive or compromise any Actions other than settlements or compromises where the amounts paid are less than $1,000,000 in the aggregate and which do not impose any material restrictions or other relief against or obligations on the PP&S Business or any Purchased Entity;
(q) modify in any material respect the terms of any material Indebtedness of the Purchased Entities existing as of the date hereof in a manner adverse to Purchaser or cause the Purchased Entities to assume, guarantee or endorse the obligation of any Person, cancel any Indebtedness or waive any claims or rights, or make any loan, advance or capital contribution to any Person;
(r) cancel, surrender, allow to expire or fail to renew any Material Permits;
(s) enter into any intercompany loan or similar arrangement between or among the Purchased Entities, to the extent such loan or arrangement is not settled in full prior to or concurrently with the Closing;
(t) make any material change to the Restructuring Activities that is adverse to Purchaser; or
(u) enter into any Contract or legally binding commitment with respect to any of the foregoing.
Notwithstanding any provision in this Agreement to the contrary, without the consent of Purchaser, the Seller Group will be permitted in its sole discretion to (i) declare and pay dividends and distributions of, or otherwise transfer or advance to Seller or any of its controlled Affiliates, any Cash or Excluded Assets, (ii) conduct their activities regarding cash management matters (including the collection and transfer of accounts receivable and disbursement of funds, or in connection with any “cash sweep” practices), including to settle intercompany payables and receivables and to effect intercompany funding, and (iii) make any payments under, or repay (in part or in full), any Indebtedness; provided, that any Liability arising from or related to any of the foregoing shall be an Excluded Liability for all purposes under this Agreement. Nothing contained in this Agreement shall be construed to give to Purchaser, directly or indirectly, rights to control or direct the PP&S Business’s operations prior to the Closing. Prior to the Closing, the Seller Group shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the operations of the PP&S Business.
Section 5.02. Access to Information.
(a) From the date of this Agreement until the Closing Date, upon reasonable prior notice, and except as reasonably determined by Seller in good faith to be appropriate to ensure compliance with any applicable Laws and subject to any applicable attorney-client privilege and contractual confidentiality obligations (provided, that to the extent Seller reasonably determines that access or the furnishing of information should be limited in accordance with the foregoing exception, Seller shall provide Purchaser with a reasonably detailed description of information withheld and the Parties shall work in good faith to develop substitute disclosure arrangements that would permit the access and furnishing of information contemplated by this sentence), Seller shall, and shall cause its controlled Affiliates and Representatives to (i) afford to Purchaser, its Affiliates and their respective Representatives reasonable access, during normal business hours, to the properties, personnel and the books and records of Seller and its Affiliates with respect to the PP&S Business (including the Purchased Entities, the Purchased Assets and the Assumed Liabilities) at the sole risk of Purchaser (and provided that Purchaser shall indemnify Seller for any damage caused directly by such access by Purchaser or its Representatives), and (ii) furnish to Purchaser, its Affiliates and their respective Representatives such additional financial and operating data and other information of the Seller Group regarding the PP&S Business, the Purchased Entities, the Purchased Assets or the Assumed Liabilities as Purchaser may from time to time reasonably request, in each case, for the purpose of consummating the transaction contemplated by this Agreement (other than the Debt Financing) or preparing for the operations of or financial reporting with respect to the PP&S Business from and after the Closing; provided, however, that (A) in no event shall Seller be obligated to provide any bids, the identity of any bidder, confidentiality or non-disclosure agreements, letters of intent, expressions of interest or other proposals received in connection with transactions comparable to those contemplated by this Agreement or any information or analysis relating to any such communications, (B) prior to the Closing, Purchaser shall not undertake, or permit or cause any Person to undertake, the taking of soil, groundwater, surface water, soil gas, air or building material samples or other invasive testing on any Business Real Property, and (C) such investigation shall not unreasonably interfere with any of the businesses or operations of the Seller Group. Prior to the Closing, without obtaining the prior written consent of Seller (not to be unreasonably be withheld or conditioned), Purchaser shall not, and shall cause its Representatives not to, contact or engage in any discussions or otherwise communicate with, any customers or suppliers of Seller or any of its Affiliates, or others with whom Seller or any of its Affiliates has commercial dealings, regarding any of the transactions contemplated herein. Purchaser acknowledges and agrees that any contact by Purchaser or its Representatives with Representatives or customers of Seller or any of its Affiliates hereunder shall be arranged and supervised by Seller.

(b) From and after the Closing Date, (i) upon reasonable prior notice that specifically identifies applicable Excluded Assets, Purchaser shall, and shall cause its Subsidiaries and its and their employees to afford the Seller Group reasonable access, during normal business hours and in accordance with reasonable procedures established by Purchaser, to the Business Real Property at the sole risk of Seller (and provided that Seller shall indemnify Purchaser for any damage caused directly by such access by Seller Group) to remove such specified Excluded Assets from the premises; provided, however, that such access shall not unreasonably interfere with any of the businesses or operations of Purchaser or its Subsidiaries; and (ii) upon reasonable prior notice that specifically identifies applicable Purchased Assets, Seller shall, and shall cause its controlled Affiliates and its and their employees to afford Purchaser and its Subsidiaries reasonable access, during normal business hours and in accordance with reasonable procedures established by Seller, to real property owned or leased by Seller or any of its controlled Affiliates at the sole risk of Purchaser (and provided that Purchaser shall indemnify Seller for any damage caused directly by such access by Purchaser or its Subsidiaries) to remove such specified Purchased Assets from the premises; provided, however, that such access shall not unreasonably interfere with any of the businesses or operations of Seller or its controlled Affiliates.
(c) In addition to the provisions of Section 5.03, from and after the Closing Date, in connection with any reasonable business purpose (including the preparation of Tax Returns, claims relating to Excluded Liabilities or Assumed Liabilities (as applicable), the preparation of financial statements, United States Securities and Exchange Commission reporting obligations, or the determination of any matter relating to the rights or obligations of the Seller Group or Purchaser and its Affiliates, as applicable, under any of the Transaction Agreements), upon reasonable prior notice, and except as reasonably determined by Purchaser or Seller, as applicable, in good faith to be necessary to (i) ensure compliance with any applicable Law, (ii) preserve the attorney-client privilege, or (iii) comply with any contractual confidentiality obligations, each Party shall, and shall cause its Subsidiaries and its Representatives to, (A) afford the other Party and its Subsidiaries and Representatives reasonable access, during normal business hours, to its and its Subsidiaries’ offices, properties, books and records in respect of the PP&S Business and the Purchased Assets (and related Liabilities) solely to the extent related to any period prior to the Closing and (B) make available to the other Party and its Subsidiaries and Representatives those of its Subsidiaries’ employees whose assistance, expertise, testimony, notes and recollections or presence are reasonably necessary to assist the other Party, its Subsidiaries or their respective Representatives in connection with its inquiries for any of the purposes referred to above, including the presence of such Persons as witnesses in hearings or trials for such purposes; provided, however, that such investigation shall not unreasonably interfere with the business or operations of Purchaser or any of its Affiliates (with respect to access afforded by Purchaser and its Subsidiaries) or Seller or any of its Affiliates (with respect to access afforded by Seller and its Subsidiaries) and the Party receiving such access shall reimburse the Party affording such access for any costs and expenses incurred in connection with such access or availability of personnel and indemnify the Party affording such access for any damage caused directly by such access.
(d) Notwithstanding anything in this Agreement to the contrary, except as provided in any Ancillary Agreement, Seller shall not be required, prior to the Closing (or,

after the Closing, other than as specifically provided herein to the extent related to the Purchased Assets, Assumed Liabilities or the PP&S Business or in any Ancillary Agreement), to disclose, or cause or seek to cause the disclosure of, to Purchaser or its Affiliates or its or their Representatives any confidential information of the Seller Group relating to trade secrets, proprietary know-how, processes or patent, trademark, trade name, service mark or copyright applications or product development, or pricing and marketing plans, nor shall Seller be required to permit or cause others to permit Purchaser or its Affiliates or Representatives to have access to or to copy or remove from the offices or properties of the Seller Group any documents, drawings or other materials that contain any such confidential information.
Section 5.03. Preservation of Books and Records. The Seller Group shall have the right to retain a copy of all books and records of the PP&S Business constituting Purchased Assets to the extent relating to periods ending on or prior to the Closing Date. Purchaser shall preserve and keep, or cause to be preserved and kept, all original books and records in respect of the PP&S Business to the extent included in the Purchased Assets delivered to Purchaser at Closing in the possession of Purchaser or its Subsidiaries for the longer of (a) any applicable statute of limitations and (b) a period of seven years from the Closing Date. During such period, (x) the Seller Group and its Representatives shall, upon reasonable prior notice and for any reasonable business purpose (including the preparation of Tax Returns, claims relating to Excluded Liabilities, the preparation of financial statements or United States Securities and Exchange Commission reporting obligations (in each case, other than the determination of any matter relating to the rights or obligations of the Seller Group under any of the Transaction Agreements), and except as reasonably determined in good faith by Purchaser after consultation with outside counsel to be necessary to (i) ensure compliance with any applicable Law or (ii) preserve any applicable privilege (including the attorney-client privilege)), have access during normal business hours to examine, inspect and copy such books and records and (y) Purchaser shall provide, or cause to be provided to, the Seller Group and its Representatives, access to such books and records as the Seller Group shall reasonably request in connection with any Action to which the Seller Group is a party (and to which neither Purchaser nor any of its Affiliates is a party) or in connection with the requirements of any Law applicable to the Seller Group. After such seven-year or longer period, before Purchaser or any of its Subsidiaries shall dispose of any of such books and records, Purchaser shall give at least 90 days’ prior written notice of such intention to dispose to Seller, and Seller shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such books and records as it may elect. Seller shall, and shall cause its controlled Affiliates to, preserve and keep, the Excluded Employee Records in the possession of the Seller Group in a manner consistent with the Seller Group’s past practices to the extent permitted by applicable Law. For so long as such records are preserved, Seller shall provide, or cause to be provided to, Purchaser and its Representatives, access to such Excluded Employee Records as Purchaser shall reasonably request for any reasonable business purpose (including in connection with any Action to which Purchaser or its Subsidiaries (including the Purchased Entities), the Purchased Assets, the Assumed Liabilities or the PP&S Business are subject or in connection with the requirements of any Law applicable to the PP&S Business, the Purchased Assets or the Assumed Liabilities).
Section 5.04. Confidentiality and Restricted Use.

(a) The confidentiality obligations of that certain letter agreement, dated as of May 15, 2019 (the “Confidentiality Agreement”), by and between SK Capital Partners, LP and Seller are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate; provided, however, that Purchaser’s confidentiality obligations shall terminate only in respect of that portion of the Proprietary Information (as defined in the Confidentiality Agreement) to the extent relating to the Purchased Assets, Assumed Liabilities or the PP&S Business, and Purchaser’s other confidentiality obligations under the Confidentiality Agreement shall continue in full force and effect in accordance with the terms thereof; provided, further, that (i) the Confidentiality Agreement is hereby amended to include in the definition of “Representatives” contained therein all of the existing or prospective equity investors, co-investors and Debt Financing Sources of Purchaser and its Affiliates, including each Guarantor and its and its Affiliates’ existing or prospective equity investors, co-investors and Debt Financing Sources, (ii) the execution of this Agreement shall constitute written consent of Seller pursuant to the Confidentiality Agreement to all actions by Purchaser and its Affiliates expressly contemplated by this Agreement and (iii) SK Capital Partners, LP is an express third-party beneficiary of each waiver to, or amendment of, the Confidentiality Agreement contained herein. As soon as reasonably practicable after the date hereof, to the extent Seller has not previously done so, Seller shall instruct each Person (other than Purchaser and its Representatives (as such term is defined in the Confidentiality Agreement)) in possession of confidential information related to the PP&S Business, the Purchased Assets or the Assumed Liabilities that was furnished in the last two years by or on behalf of Seller or its controlled Affiliates in connection with any actual or potential proposal by such Person to acquire the PP&S Business or any Purchased Assets (or any portions thereof) to promptly return or destroy all such information. Prior to the termination of this Agreement, Seller shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any confidentiality agreement to which Seller or any of its Affiliates is a party that was entered into in connection with its process relating to a sale of the PP&S Business or any Purchased Assets (or any portions thereof). If, for any reason, the sale of the Purchased Assets is not consummated, the Confidentiality Agreement shall nonetheless continue in full force and effect.
(b) Purchaser hereby acknowledges and agrees that during their employment with the Seller Group certain Transferred Employees may have obtained or became aware of certain trade secrets, know-how, and other confidential information of the Seller Group that are Excluded Assets (“Seller Confidential Information”), that were developed by the Seller Group through substantial expenditures of time, effort and money and are the Seller Group’s valuable and unique property. Purchaser agrees that Seller Confidential Information is an Excluded Asset and, in order to protect Seller’s Retained Businesses, Purchaser agrees to, and to cause all Transferred Employees (on behalf of, and so long as employed by, Purchaser) to, (i) treat confidentially and not disclose any Seller Confidential Information and (ii) not use such Seller Confidential Information in any manner whatsoever, including to compete with Seller or any of its Affiliates in any field in which a Retained Business currently operates (including the product categories listed on Section 5.04(b) of the Disclosure Schedule), other than to enforce Purchaser’s rights under this Agreement or any other Transaction Agreement. Notwithstanding anything to the contrary in this Agreement, the foregoing shall not restrict the use of any information in accordance with the IP License Agreement, the conduct of the PP&S Business or any business or activity of Purchaser or any of its Affiliates in any other field so long as Purchaser does not use Seller Confidential Information in such activity.
(c) Seller acknowledges that Seller and its controlled Affiliates are in possession of trade secrets, know-how, and other confidential information of the PP&S Business (including the Purchased Entities, the Purchased Assets and the Assumed Liabilities) (the “Purchaser Confidential Information”). Seller agrees that the Purchaser Confidential Information is a Purchased Asset and, in order to protect the PP&S Business, Seller agrees to and to cause all of its controlled Affiliates to (i) treat confidentially and not disclose any Purchaser Confidential Information and (ii) not use such Purchaser Confidential Information in any manner whatsoever without Purchaser’s prior written consent, other than to enforce Seller’s rights under this Agreement or any other Transaction Agreement.
Section 5.05. Regulatory and Other Authorizations; Consents.
(a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Law to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) preparing and filing with any Governmental Authority all documentation necessary to effect all filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all Governmental Approvals that are necessary to consummate the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each Party and their respective Affiliates shall not enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the other Party hereto.
(b) In furtherance and not in limitation of the foregoing, each Party shall, and shall cause their respective Affiliates to, (i) make or cause to be made all filings required of such Party or any of its Affiliates under the HSR Act and Brazil Law No. 12529 of 2011 with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within 10 Business Days after the date hereof, (ii) make or cause to be made all filings required of such Party or any of its Affiliates under other applicable Competition and Investment Laws as promptly as practicable, (iii) comply at the earliest practicable date with any request under the HSR Act or any other Competition and Investment Law for additional information, documents, or other materials received by such Party or any of its Affiliates from any Governmental Authority in respect of such filings or such transactions, and (iv) cooperate with the other Parties in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority under the HSR Act or any other Competition and Investment Laws with respect to any such filing or any such transaction. Each Party shall use its reasonable best efforts to furnish to the other Parties all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement (including, to the extent permitted by Law, responding to any reasonable requests for copies of documents filed with the non-filing Party’s prior filings). Any Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 5.05 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, and the recipient shall cause such outside counsel not to disclose such materials or information to any employees, officers, directors or other Representatives of the recipient or their Affiliates, unless express written permission is obtained in advance from the source of the materials. Each Party shall promptly inform the other Parties of any oral communication with any Governmental Authority unless the Party was the entity to initiate the oral communication with the Governmental Authority in which case, the strategy shall be discussed with the other Parties prior to execution. No Party shall independently participate in any meeting with any Governmental Authority (regardless of who initiated such meeting) in respect of any such filings, investigation, or other inquiry without giving the other party prior notice of the meeting and, to the extent permitted by the Governmental Authority, the opportunity to attend or participate. Similarly, Parties shall provide copies of written communications with any Governmental Authority regarding any such filings or any such transaction prior to submission with sufficient time for the remaining Parties to review and comment. Purchaser shall pay all filing fees in connection with all filings under the HSR Act or any other applicable Competition and Investment Laws.
(c) In furtherance and not in limitation of the actions and obligations described in Section 5.05(b), Purchaser shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act and other applicable Competition and Investment Laws. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of the HSR Act or any other Competition and Investment Law, Purchaser shall use its reasonable best efforts to contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal, unless, by mutual agreement, the Parties decide that litigation is not in their respective best interests. Purchaser shall use its reasonable best efforts to take such action as may reasonably be required to cause the expiration of the applicable waiting period under the HSR Act and to obtain the approvals, waivers, consents, or expirations of waiting periods under other applicable Competition and Investment Laws with respect to such transactions as promptly as possible after the execution of this Agreement.
(d) Purchaser shall, and shall cause its Subsidiaries and Affiliates to, take all actions necessary to procure, as promptly as reasonably possible (and in any event no later than the Termination Date) waiver or consent from any Governmental Authority or any Governmental Approval required to satisfy the conditions set forth in Section 7.01(a) or to otherwise avoid termination of the Agreement under Section 8.01(e), or to avoid the entry of or have lifted, vacated or terminated any Closing Legal Impediment, including taking the following actions: (i) propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, and in connection with the consummation of the transactions contemplated by the Transaction Agreements, the sale, divestiture or disposition (including by licensing any intellectual property) of any assets of the PP&S Business or any other assets or businesses of Purchaser or any of its Affiliates (or Equity Interests held by Purchaser or any of its Affiliates in entities with assets or businesses); (ii) terminate any existing relationships and contractual rights and obligations; (iii) otherwise offer to take or offer to commit to take any action which it is capable of taking and, if the offer is accepted, take or commit to take such action, that limits its freedom of action with respect to, or its ability to retain, any of the assets of the PP&S Business or any other assets or businesses of Purchaser or any of its Affiliates (or Equity Interests held by Purchaser or any of its Affiliates in entities with assets or businesses); and (iv) take promptly, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Action that would make consummation of the transactions contemplated by the Transaction Agreements unlawful or that would prevent or materially delay consummation of the transactions contemplated by the Transaction Agreements, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clauses (i), (ii) and (iii) of this Section 5.05(d)) necessary to vacate, modify or suspend such injunction or order. For the avoidance of doubt, Purchaser’s obligations under this Section 5.05 shall be absolute and not qualified by “reasonable best efforts.” For the further avoidance of doubt, the Parties agree that Seller’s obligations under this Section 5.05 shall not include any obligation on the part of Seller or its controlled Affiliates to commit to or effect, by consent decree, hold separate orders, trust or otherwise the sale or disposition of such of its assets or businesses (including the PP&S Business) as may be required to be divested in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or preceding, that would otherwise have the effect of preventing, materially delaying or limiting the consummation of the transactions contemplated by this Agreement.
Section 5.06. Insurance. Seller shall keep insurance policies currently maintained in respect of the PP&S Business, the Purchased Assets, the Business Employees and Former Business Employees, as the case may be, or suitable replacements therefor on the same terms as currently in effect, in full force and effect through the Closing. Purchaser acknowledges and agrees that, from and after the Closing Date, the PP&S Business shall cease to be insured by, have access or availability to, be entitled to make claims on, be entitled to claim benefits from or seek coverage under any of the Seller Group’s insurance policies (including, for the avoidance of doubt, any self-insured program or captive insurance provider), and Purchaser shall be solely responsible for all insurance coverage and related risk of loss after the Closing Date with respect to the PP&S Business, the Purchased Assets, the Assumed Liabilities and the Business Employees (notwithstanding any disclosure made herein concerning the current insurance coverage of any of the Seller Group). Notwithstanding the foregoing, with respect to events or circumstances relating to the PP&S Business, the Purchased Entities, the Purchased Assets, the Assumed Liabilities and the Business Employees that occurred or existed prior to the Closing Date that are covered by Seller’s or its Affiliates’ (excluding the Purchased Entities) occurrence-based insurance policies (such insurance policies, the “Seller Insurance”), after the Closing Date, Purchaser and the Purchased Entities may, and, at Purchaser’s reasonable request, Seller shall or shall cause its Affiliates to, make claims under the Seller Insurance to the extent such coverage and limits are available to Purchaser, the Purchased Entities or otherwise in respect of the PP&S Business, the Purchased Entities, the Purchased Assets, the Assumed Liabilities and the Business Employees under the Seller Insurance, and Purchaser shall exclusively bear the amount of any “deductibles” or net retentions associated with such claims. In the event any insurer under any Seller Insurance denies or refuses to acknowledge coverage with respect to any such claim, the Seller Group shall not be obligated to incur any cost of pursuing coverage, and shall be obligated only to reasonably cooperate with efforts of Purchaser to pursue such coverage, at Purchaser’s sole cost and expense.
Section 5.07. Taxes.
(a) Seller shall be liable for and shall pay (i) all Taxes of the Seller Group (other than the Purchased Entities) or attributable to the ownership, operation and sale of the PP&S Business and the Purchased Assets (other than any such Taxes of the Purchased Entities) for a Pre-Closing Tax Period, (ii) Taxes of the Purchased Entities for any Pre-Closing Tax Period, (iii) any Taxes imposed on Purchaser or any Purchased Entity as a result of such Purchased Entity being a member of any affiliated, consolidated combined, unitary or other Tax group at any time prior to the Closing or by contract or as a transferee or successor which Taxes relate to an event or transaction occurring before the Closing, (iv) any Taxes imposed or arising in connection with the Restructuring Activities; (v) any direct or indirect capital gains Taxes (including any Taxes imposed on the Purchaser as a method of collecting such Taxes) imposed as a result of the purchase and sale of the Purchased Interests and Purchased Entities pursuant to this Agreement and (vi) any Taxes arising from any action, transaction or election undertaken by Seller or any of its Affiliates (including the Purchased Entities) on the Closing Date prior to the Closing or that is deemed to occur on, or has an effective date that includes, the Closing Date, other than any actions or transactions in the Ordinary Course of Business; provided that Seller shall not be liable for any such Taxes described in clauses (i) through (vi) resulting from any breach by Purchaser of any of the covenants or agreements set forth in this Section 5.07 or to the extent such Taxes were specifically included as a current liability in Working Capital or otherwise in the Closing Adjustment or the Post-Closing Adjustment for purposes of determining the Purchase Price and thereby effecting a reduction in the Purchase Price relative to such Purchase Price if such Taxes had not been so included (collectively, “Seller Taxes”); provided further that, notwithstanding anything to the contrary, any election pursuant to Treasury Regulation Section 1.245A-5T(e)(3), as described below, shall not be treated as occurring in the Ordinary Course of Business for purposes of clause (vi) of this sentence. Purchaser shall be liable for and shall pay (i) all Taxes attributable to the ownership and operation of the PP&S Business and the Purchased Assets other than Seller Taxes and (ii) all Taxes of the Purchased Entities other than Seller Taxes. For purposes of this Agreement, with respect to any Tax period that begins on or before but ends after the day prior to the Closing Date (a “Straddle Period”), the amount of Taxes for the Pre-Closing Tax Period shall, (i) in the case of ad valorem or property Taxes, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period before and including the day prior to the Closing Date and the denominator of which is the total number of calendar days in the Straddle Period and (ii) in the case of all other Taxes, be determined based on a closing of the books basis as of the end of the day prior to the Closing Date, provided, however that exemptions, allowances or deductions that are calculated on an annual basis (such as deductions for depreciation and real estate taxes) will be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period on a daily basis. Notwithstanding the previous sentence, if Seller does not make an election pursuant to Treasury Regulation Section 1.245A-5T(e)(3), the portion of any Tax that is allocable to the pre-Closing portion of a Straddle Period shall include any Taxes attributable to any amount required to be included under Section 951 of the Code or Section 951A of the Code of Purchaser or any of its Affiliates to the extent such amount (i) is attributable to the income, earnings and profits or property of any Purchased Entity, and (ii) would be allocable to the Pre-Closing Tax Period if the taxable year of each such entity ended on day prior to the Closing Date (determined on a “with and without” basis). Purchaser shall not be entitled to cause PolyOne Canada and Orangeville-Brampton Rail Access Group Inc. to make an election under subsection 256(9) of the Income Tax Act (Canada) in respect of the tax year of such corporations ending on or immediately prior to the Closing Date without the prior written consent of Seller. If Seller decides to make an election pursuant to Treasury Regulation Section 1.245A-5T(e)(3), then (1) without limiting the generality of Section 5.07(i), upon request, Purchaser shall, and shall cause its Affiliates to, cooperate on a reasonable basis in the preparation and filing of such election (including executing appropriate Tax forms or documentation), and (2) any amount required to be included under Section 951 of the Code or Section 951A of the Code (and, for the avoidance of doubt, any applicable foreign tax credits) with respect to the Purchased Entities for which such election was made shall be taken into account on Tax Returns of the Seller Group (other than the Purchased Entities).
(b) Notwithstanding Section 5.07(a), Purchaser and Seller shall each be responsible for and pay 50% of any U.S. federal, state, or local or non-U.S. sales, use, real property transfer or gains, value-added, documentary, recording, mortgage, stamp or similar Tax attributable to the sale or transfer of the PP&S Business, the Purchased Assets or the Assumed Liabilities pursuant to this Agreement, in each case, other than any capital gains Taxes, including any capital gains Tax imposed under Announcement 7 as a result of the indirect transfer of the equity interests of PolyOne (Dongguan) Vinyl Compounds Co. Ltd. or any Taxes relating to the Restructuring Activities (“Transfer Taxes”). The Parties agree to cooperate on a reasonable basis (i) to sign and deliver such resale and other certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) such Transfer Taxes (for the avoidance of doubt, if a taxing authority subsequently rejects any such certificates or forms, Purchaser and Seller shall each be liable for 50% of the resulting Tax) and (ii) to prepare and file Tax Returns for any such Transfer Taxes. In the event that Purchaser, Seller or any of their respective Affiliates, as the case may be, is required to pay any such Transfer Taxes to the applicable taxing authority, then Purchaser or Seller, as applicable, shall remit to Seller or Purchaser (or, at the receiving Party’s direction, one or more of its Affiliates) an amount equal to 50% of any such Transfer Tax not less than five days prior to the due date for such Transfer Taxes.
(c) Seller or Purchaser, as the case may be, shall provide reimbursement for any Tax paid by one Party all or a portion of which is the responsibility of the other Party in accordance with the terms of this Section 5.07.
(d) Seller Group, on the one hand, and Purchaser, on the other hand, shall promptly notify (and in no event later than 10 Business Days after receiving the applicable notice) each other in writing upon receipt by such Party or any of its Affiliates of notice of any potential, pending or Threatened federal, state, local or foreign Tax audit, examination, investigation, claim, assessment, deficiency or other similar proceeding or Action relating to the PP&S Business, any Purchased Entity or otherwise with respect to any Tax, in each case, that could reasonably be expected to give rise to an indemnification claim under this Agreement (a “Tax Controversy”) and, to the extent known, describe in reasonable detail the facts and circumstances with respect to the subject matter of such Tax Controversy; provided that the failure of a Party to provide such notice shall not release the other party from any of its obligations under this Agreement except to the extent such Party is actually prejudiced by such failure. Seller shall have the sole right (but not the obligation), at its sole cost and expense (and employing counsel of Seller’s choice), to control any Tax Controversy, to the extent such Tax Controversy (A) relates solely to Taxes with respect to items of income, gain, deduction, loss, credit or similar items that flow-through to any member of the Seller Group (other than any Purchased Entity) or (B) relates solely to Seller Taxes or Taxes that could other reasonably be expected to result in an indemnification obligation by Seller pursuant to this Agreement; provided that, notwithstanding the foregoing, if Purchaser reasonably determines that such Tax Controversy could have a materially adverse impact on the Taxes of Purchaser or its Affiliates (including any Purchased Entity) in a Post-Closing Tax Period, then (i) Seller shall not settle any such Tax Controversy without Purchaser’s prior written consent, not to be unreasonably withheld, conditioned or delayed and (ii) Purchaser, and counsel of its own choosing, shall have the right to participate (at its sole cost and expense) on a reasonable basis in all aspects of the prosecution or defense of any such Tax Controversy. Except with respect to any Tax Controversy described in subclauses (A) or (B) of this Section 5.07(d), Purchaser shall have the exclusive right to control any Tax Controversy; provided that, (i) Seller, and counsel of its own choosing, shall have the right to participate (at its sole cost and expense) on a reasonable basis in all aspects of the prosecution or defense of any issues in such Tax Controversy for which any member of the Seller Group would be liable pursuant to this Agreement and (ii) Purchaser shall not settle any issues in such Tax Controversy for which such member of the Seller Group could reasonably be expected to be liable pursuant to this Agreement without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). If a Governmental Authority is entitled to take collection action in respect of any Seller Taxes underlying a Tax Controversy pending the resolution of such Tax Controversy, the Seller Group shall be required to pay or cause such Taxes to be paid to the Governmental Authority, provided that such amounts shall be refunded to the Seller Group to the extent that they are ultimately refunded by the Governmental Authority upon resolution of the Tax Controversy.
(e) Seller shall prepare or cause to be prepared any Tax Return for any Purchased Entity for any Tax period that ends on or before the Closing Date the original due date of which is after the Closing, and Purchaser shall prepare or cause to be prepared any Tax Return for any Purchased Entity for any Straddle Period the original due date of which is after the Closing. All such Tax Returns shall be prepared in a manner consistent with past practices with respect to such Tax Returns, except as otherwise required by Law or this Agreement. The party that controls the preparation of any Tax Return pursuant to this Section 5.07(e) (the “Preparing Party”) shall submit to the other party (the “Reviewing Party”) for such Reviewing Party’s review and comment, in the case of income Tax Returns, at least 30 days and, in the case of material non-income Tax Returns, at least 15 days prior to the due date (taking into account application extensions) for such Tax Return. The Preparing Party shall accept and incorporate into any such Tax Return all reasonable comments submitted in writing by the Reviewing Party at least five days prior to the due date for such Tax Return (taking into account applicable extensions). Purchaser shall file or cause to be filed all such Tax Returns as finally prepared pursuant to this Section 5.07(e) and shall pay any amounts shown due on or with respect to such Tax Returns; provided that, Seller shall, upon prior written demand therefor, pay to Purchaser prior to any such Tax Return being filed the amount of any Taxes shown due on or with respect to such Tax Return to the extent such Taxes are Seller Taxes.
(f) All Tax refunds (or credits in lieu of Tax refunds) (including, for the avoidance of doubt, refunds, offsets or credits of favorable balances, or other recoveries of value added Tax) with respect to the PP&S Business or the Purchased Assets for any Pre-Closing Tax Period or that are otherwise for Seller Taxes (including, for the avoidance of doubt, any Tax refund (or any credit in lieu of a Tax refund) of any Purchased Entity for any Pre-Closing Tax Period or for any Taxes imposed or arising in connection with the Restructuring Activities) shall be for the account of Seller, but only to the extent that (i) such refund (or credit) is not attributable to the carry back of any losses, credits, attributes, operations or other items arising after the Closing Date, (ii) such Tax refund (or credit) was not specifically included as an asset in the Final Post-Closing Statement and (iii) such refund (or credit) is for a Seller Tax. In the event that Purchaser or any Affiliate of Purchaser (including, after the Closing, any Purchased Entity) receives or becomes entitled to such a refund (or credit), Purchaser shall pay an amount equal to such refund (or credit), including any interest paid or payable by the applicable taxing authority with respect to such refund (or credit), but reduced by any reasonable documented out-of-pocket costs and expenses incurred in obtaining such refund or credit, to Seller within 10 days of receipt of any such refund or the filing of a Tax Return claiming any such credit. Purchaser shall, and shall cause its Affiliates to, at Seller’s cost and expense, cooperate as reasonably requested by Seller to file for, prosecute a claim for, or otherwise obtain any such Tax refund (or credit), including filing any amended Tax Return or other claim for such a Tax refund (or credit) to the extent filing such amended Tax Return could not reasonably be expected to result in any Taxes in a Post-Closing Tax Period for Purchaser or any of its Affiliates (including any Purchased Entity), upon prior written request, periodic updates regarding the status of any such refund (or credit) and, for the avoidance of doubt, executing a power of attorney for an individual designated by Seller. In the event that any refund (or credit) of Taxes for which a payment has been made to Seller pursuant to this Section 5.07(f) is subsequently reduced or disallowed, Seller shall promptly repay such amount to Purchaser.
(g) Purchaser and its Affiliates (including, after the Closing, the Purchased Entities) shall not, without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed): (i) initiate discussions, examinations or other Actions with any taxing authority regarding Taxes or make any voluntary disclosures, in each case, with respect to Taxes for any Pre-Closing Tax Period or any Straddle Period with respect to the PP&S Business and the Purchased Assets or (ii) amend, revoke, file (other than pursuant to and in accordance with Section 5.07(e)), refile or modify any Tax Return for a Pre-Closing Tax Period or a Straddle Period, or make, revoke or modify any Tax election that would be effective for any Pre-Closing Tax

Period or Straddle Period or any other election that could reasonably be expected to affect the Taxes of the Seller Group (including any election pursuant to Sections 336 or 338 of the Code (or any similar election under state, local, or non-U.S. Laws) with respect to the purchase and sale of the Purchased Interests or any entity classification election pursuant to the Treasury Regulations under Section 7701 of the Code for any Purchased Entity effective on or before the Closing Date).
(h) Any and all existing Tax sharing or similar agreements between any Purchased Entity and any member of a Seller Group (other than any Purchased Entity) shall be terminated prior to the Closing Date, other than (i) this Agreement and (ii) any Tax sharing or similar agreements exclusively between (or among) the Purchased Entities). After such date none of the Purchased Entities, Seller or any Affiliate of Seller shall have any further rights or Liabilities thereunder.
(i) After the Closing, each of Seller and Purchaser shall (and cause their respective Affiliates to):
(i) provide the other Party any information relating to the PP&S Business or the Purchased Assets necessary for such other Party to prepare any Tax Returns relating to the PP&S Business or the Purchased Assets which such other Party is responsible for preparing and filing;
(ii) cooperate on a reasonable basis in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns to the extent relating to the PP&S Business or the Purchased Assets;
(iii) make available to the other and to any taxing authority as reasonably requested all information, records and documents relating to Taxes of the PP&S Business or the Purchased Assets;
(iv) provide timely notice to the other in writing of any pending or Threatened Tax audits or assessments relating to Taxes of the PP&S Business or the Purchased Assets for taxable periods for which the other may have a liability under this Section 5.07;
(v) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request relating solely to the PP&S Business or the Purchased Assets with respect to any taxable period for which the other may have liability under this Section 5.07; and
(vi) timely provide the other powers of attorney or similar authorizations necessary to carry out the purposes of this Section 5.07.
Section 5.08. Further Action.
(a) Each of Seller and Purchaser shall (i) use reasonably best efforts to execute and deliver, or shall cause to be executed and delivered, such documents and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the transactions contemplated by this Agreement, (ii) refrain from taking any actions that would reasonably be expected to materially impair, materially delay or materially impede the Closing, and (iii) without limiting the foregoing, use its reasonable best efforts to cause all of the conditions to the obligations of the other Party to consummate the transactions contemplated by this Agreement to be met as promptly as reasonably practicable; provided, however, that following the Closing, nothing in this Section 5.08(a) shall require Seller or any of its Affiliates, on the one hand, or Purchaser or any of its Affiliates, on the other hand, to pay money to, commence or participate in any Action with respect to, or offer or grant any accommodation (financial or otherwise) to, any Third-Party.
(b) Each of Seller and Purchaser shall keep each other reasonably apprised of the status of the matters relating to the completion of the transactions contemplated by this Agreement, including with respect to the satisfaction of the conditions set forth in Article VII. From time to time following the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases and acquittances and such instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the transactions contemplated hereby as may be reasonably requested by the other Party.
Section 5.09. Financing.
(a) Purchaser shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing on the terms and conditions described in the Commitment Letters (including the “market flex” provisions, if any, set forth in the Fee Letter) as promptly as reasonably practicable following the date hereof, including to: (i) maintain in effect the Commitment Letters on the terms and conditions contained therein (including, to the extent the same are exercised, the “market flex” provisions, if any, set forth in the Fee Letter) until the transactions contemplated by this Agreement are consummated (it being understood that the Debt Commitment Letter may be replaced or amended as provided below); (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained therein (including, to the extent the same are exercised, the “market flex” provisions, if any, set forth in the Fee Letter) or on other terms (but not conditions) acceptable to Purchaser and the Debt Financing Sources party to the Debt Commitment Letter and that would not adversely impact the ability of Purchaser to consummate the transactions contemplated by this Agreement or reduce the aggregate amount available thereunder; (iii) comply with their respective obligations under the Commitment Letter and satisfy on a timely basis (or obtain a waiver of) all conditions in the Commitment Letter that are in the reasonable control of Purchaser applicable to Purchaser to obtain the Financing; and (iv) enforce its rights under the Commitment Letters and consummate the Financing at or prior to the Closing, including by causing the Debt Financing Sources to fund the Debt Financing at the Closing.
(b) Purchaser shall not, and shall cause its Subsidiaries not to, permit any material amendment or modification to be made to, or any termination, rescission or withdrawal of, or any material waiver of any provision or remedy under, or assignment of the Debt Commitment Letter or the definitive agreements with respect thereto (such definitive agreements related to the Debt Financing, collectively, with the Debt

Commitment Letter, the “Debt Documents”) or the Fee Letter, including any such amendment, modification or waiver that (individually or in the aggregate with any other amendments, modifications or waivers) would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing under any Debt Document (including by changing the amount of fees to be paid or original issue discount thereof) unless there is a corresponding increase in the Equity Financing) or (ii) impose any new or additional conditions, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Debt Financing in a manner that would reasonably be expected to (x) materially delay or prevent the Closing, (y) make the funding of any portion of the Debt Financing (or satisfaction of any condition to obtaining any portion of the Debt Financing) less likely to occur or (z) adversely impact the ability of Purchaser to enforce its rights against any other party to the Debt Commitment Letter, the ability of Purchaser to consummate the transactions contemplated hereby or the likelihood of the consummation of the transactions contemplated hereby on the Closing Date. In addition to the foregoing, Purchaser shall not release or consent to the termination of the Debt Commitment Letter, unless such Debt Commitment Letter is replaced with a new commitment letter for an alternative financing permitted hereunder; provided, however, that, notwithstanding the foregoing, Purchaser may modify, supplement or amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, other agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof or to increase the amount of funds available thereunder. Upon request, Purchaser shall promptly deliver copies of any such material amendment, modification or waiver of the Debt Commitment Letter to Seller. Purchaser will fully pay, or cause to be fully paid, all commitments or other fees arising pursuant to the Debt Commitment Letter as and when they become due.
(c) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter and such portion is required to consummate the transactions contemplated by this Agreement on or prior to the Closing Date, or if Purchaser reasonably determines that such funds may become unavailable to Purchaser on the terms and conditions set forth therein, Purchaser shall as promptly as reasonably practicable following the occurrence of such event (i) notify Seller in writing thereof; (ii) use reasonable best efforts to obtain an amount equal to such portion of the Debt Financing from alternative debt financing sources on terms and conditions not materially less favorable to Purchaser or its Affiliates, taken as a whole, than as contemplated by the Debt Commitment Letter (taking into account the “market flex” provisions, if any, set forth in the Fee Letter) in an amount sufficient to enable Purchaser to consummate the transactions contemplated by this Agreement (it being agreed that, if alternative financing is not reasonably available to Purchaser on such terms and conditions, Purchaser may arrange alternative financing on such other terms and conditions as Purchaser may in good faith deem appropriate); and (iii) use reasonable best efforts to obtain a new financing commitment letter that provides for such alternative financing and, promptly after execution thereof, deliver to Seller true and complete copies of the new commitment letter and the related fee letters (provided, however, that the fee amounts, pricing caps and other economic terms, and the rates and amounts included in any “market flex” provisions (but not covenants), may be redacted, none of which redacted provisions would adversely affect the conditionality or aggregate principal amount of the Financing) and related definitive financing documents with respect to such alternative financing. Notwithstanding anything herein to the contrary, in no event shall the foregoing require Purchaser to, and Purchaser shall not be required to, (i) pay any fees in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof or (ii) agree to any terms or conditions less favorable than the terms and conditions of the Debt Commitment Letter (taken as a whole) as in effect on the date hereof (in the reasonable judgment of Purchaser).
(d) Purchaser shall, as promptly as reasonably practicable after obtaining knowledge thereof, give Seller written notice of any (i) material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in breach or default) related to the Financing by any party to the Commitment Letters of which Purchaser becomes aware; (ii) if and when Purchaser becomes aware that any portion of the Financing contemplated by any Commitment Letters may not be available for the Financing purposes; (iii) of the receipt of any written notice or other written communication from any Person with respect to any (A) actual or potential breach, default, termination or repudiation by any party to any Commitment Letter or other Debt Document or (B) material dispute or disagreement between or among any parties to any Commitment Letter or other Debt Document with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or Debt Documents); (iv) of any expiration or termination of any Commitment Letter or other Debt Document; or (v) any change, circumstance or event which causes Purchaser to believe in good faith that it shall not be able to timely obtain all or any material portion of the Financing in the amounts or from the sources contemplated by the Commitment Letters (and that Purchaser will not be able to obtain acceptable alternate financing). Purchaser shall keep Seller informed on a reasonably current basis upon request by Seller of the status of its efforts to arrange the Financing contemplated by the Commitment Letters.
(e) For the purposes of this Agreement, the definitions of “Debt Commitment Letter,” “Debt Financing” and “Financing” include the Debt Commitment Letter as the same may be amended, waived, modified or replaced pursuant to this Section 5.09.
(f) Purchaser acknowledges and agrees that the obtaining of the Financing, or any alternative financing, is not a condition to Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article VII.
Section 5.10. Financing Cooperation.
(a) Prior to the Closing, Seller shall use its reasonable best efforts, and Seller shall cause its controlled Affiliates to use their reasonable best efforts to provide, to the extent within its control, Purchaser, such customary cooperation reasonably requested by Purchaser, at Purchaser’s sole expense, in connection with the Debt Financing (provided, however, that such requests shall not unreasonably interfere with the ongoing operations of the Seller Group), including using their reasonable best efforts to take the following actions: (i) furnish customary financial information as reasonably requested by Purchaser to enable Purchaser to prepare pro forma financial statements, in each case, to the extent customary and reasonably required pursuant to such Debt Financing and to the extent reasonably available; (ii) cause the PP&S Business’ and the Seller Group’s management teams, with appropriate seniority and expertise, at reasonable times and upon reasonable notice, to participate in a limited number of meetings, conference calls, drafting sessions, due diligence sessions and similar presentations to and with the Debt Financing Sources and rating agencies; (iii)(A) assist with the preparation of customary rating agency presentations, bank information memoranda and other customary marketing and syndication materials required or reasonably requested by the Debt Financing Sources in connection with the Debt Financing; provided, however, that any such customary marketing and syndication materials shall contain disclosure and pro forma financial statements reflecting Purchaser as the obligor; and (B) execute and deliver customary authorization letters relating to the Debt Financing; (iv) obtain any required release letters and any related Lien releases, terminations and instruments of discharge; and (v) assist with obtaining customary insurance certificates. Subject to Purchaser’s indemnification obligations under this Section 5.10, Seller hereby consents to the use of the PP&S Business’ and the Seller Group’s logos in connection with the Debt Financing; provided, however, that such logos are used solely in a manner that is neither intended, nor reasonably likely, to harm or disparage the Seller Group or the reputation or goodwill of the Seller Group and its respective marks.
(b) Purchaser shall (i) promptly upon Seller’s request reimburse Seller for all of the reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by Seller and any of its Affiliates and Representatives in connection with any cooperation requested by Purchaser pursuant to this Section 5.10 and (ii) indemnify and hold harmless Seller and any of its Affiliates and Representatives from and against all claims, losses, damages, injuries, liabilities, judgments, awards, penalties, fines, Taxes, costs (including cost of investigation), expenses (including documented out-of-pocket attorneys’ fees) or settlement payments suffered or incurred by any of them in connection with (x) the arrangement of the Financing and any information used in connection therewith, including providing the cooperation contemplated by this Section 5.10 (other than historical information relating to the Seller Group provided by Seller or its controlled Affiliates in writing specifically for use in the marketing material) and (y) any use of the logos or marks of the Seller Group that does not comply with the last sentence of Section 5.10(a).
(c) Notwithstanding anything in this Agreement to the contrary (including this Section 5.10), neither the Seller nor any of its respective Affiliates or Representatives shall (i) be required to pay any commitment or other fee or reimburse any expenses in connection with the Financing prior to the Closing; (ii) be required to incur any liability or give any indemnity in connection with the Financing prior to the Closing, other than in respect of expenses reimbursable pursuant to this Agreement; (iii) be required to take any action that would require any director, officer or employee of the Seller Group to execute, or be required to enter into, any document, agreement, certificate or instrument (other than with respect to any authorization letter described in this Section 5.10) in connection with the Financing except as may be effective at or after the Closing; (iv) be required to take any action in connection with the Financing that would unreasonably interfere with the ongoing business or operation of Seller or any of its respective Affiliates or Representatives; (v) cause any director, officer or employee of the Seller Group to incur any personal liability in connection with the Financing; (vi) provide in connection with the Debt Financing any information the disclosure of which is prohibited or restricted under Law or is legally privileged; (vii) with respect to the pre-Closing board of directors of the Seller and the directors, managers and general partners of the Seller’s controlled Affiliates, be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained except as may be effective at or after the Closing; (viii) be required to take any corporate actions prior to the Closing to permit the consummation of the Debt Financing; or (ix) be required to provide, and Purchaser shall be solely responsible for, (1) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (2) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure, (3) projections or other forward-looking statements relating to all or any component of the Debt Financing, (4) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, (5) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K, or (6) any solvency certificate or similar certification or representation.
(d) Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 5.10, as it applies to Seller’s obligation under this Section 5.10, shall be deemed satisfied unless Seller has knowingly and willfully materially breached its obligations under this Section 5.10 and such breach has been the primary cause of the Debt Financing not being obtained.
Section 5.11. Avon Lake Lot Split; Avon Lake Shared Services Agreement.
(a) Seller shall use its reasonable best efforts to effect a lot split of the Avon Lake Facility substantially as described on Section 5.11(a) of the Disclosure Schedule (the “Avon Lake Lot Split”) and sufficient to permit the delivery and recording of a Deed for that portion of the Avon Lake Facility to be transferred to Purchaser as part of the Assets as set forth on Section 5.11(a) of the Disclosure Schedule (the “Avon Lake  PP&S Property”) as promptly as practicable following the date hereof, including obtaining all Governmental Approvals required to complete the Avon Lake Lot Split.  If, despite such reasonable best efforts, the Seller is unable to complete the Avon Lake Lot Split prior to the Closing Date, (i) at the Closing, the Seller will not be required to deliver a Deed to Purchaser with respect to the Avon Lake PP&S Property but the Parties will enter into a ninety-nine year lease on commercial terms that will be substantially the same as though the Avon Lake Lot Split had occurred at the Closing (including an annual rent of $1.00 and with Tenant only responsible to pay for costs it would have paid as owner of the Avon Lake PP&S Property if the Avon Lake Lot Split had occurred as of the Closing) and otherwise substantially in the form used for the Avon Lake Lease Agreement (together with a memorandum of lease in form reasonably acceptable to the Parties to be recorded against the Avon Lake PP&S Property) (the “Lot Split Lease”) and (ii) the Parties shall continue to use their reasonable best efforts to complete the lot split as promptly as practicable following the Closing at Seller’s sole cost and expense.  Seller shall provide drafts of the plats, easements and other documents defining the legal description of the Avon Lake PP&S Property and all access rights thereto not less than three Business Days prior to submission thereof to any Governmental Authority and shall consider in good faith any comments of Purchaser thereto. Seller shall notify Purchaser at least 48 hours in advance of any public hearings with respect to the Avon

Lake Lot Split and shall promptly notify Purchaser of any decisions or recommendations made by any Governmental Authority with respect to the Avon Lake Lot Split. At such time as the Avon Lake Lot Split is completed, the Seller will deliver to Purchaser a Deed for the Avon Lake PP&S Property in the form that would have been delivered at Closing and subject only to the Permitted Liens that would have been in effect at Closing (other than the cross easements contemplated below) and the Lot Split Lease will terminate. The Parties shall execute such documents as reasonably requested by either Party to confirm the termination of the Lot Split Lease and remove the memorandum of lease for the Lot Split Lease of record. In connection with obtaining the Avon Lake Lot Split, the parties acknowledge that certain cross-easements regarding the Avon Lake Facility may be necessary and the Parties agree to execute and deliver such documentation as are reasonably necessary to permit the Avon Lake Lot Split and allow the continued operations of the Parties at the Avon Lake Facility as contemplated by this Agreement. Seller shall consider in good faith any comments of Purchaser to such cross easements.
(b) The Parties shall use their respective reasonable best efforts to, in good faith, negotiate and agree upon a final version of a shared services agreement pursuant to which shared services at the Avon Lake Facility provided to both of the Avon Lake PP&S Property and the remaining portion of the Avon Lake Facility will be allocated between Purchaser and Seller consistent with the prior uses of the Avon Lake Facility and allocations set forth in the Carve-out Financial Statements, the terms and conditions of which shall be reasonably acceptable to the Parties and consistent with the terms and conditions set forth on Section 5.11(b) of the Disclosure Schedule to the extent such terms and conditions are consistent with the allocations set forth in the Carve-out Financial Statements (the “Avon Lake Shared Services Agreement”). To the extent that the Avon Lake Shared Services Agreement is not finalized, executed and delivered by the Parties at the Closing, the Parties shall perform and comply with the terms and conditions set forth in Section 5.11(b) of the Disclosure Schedule in respect of shared services at the Avon Lake Facility to the extent such terms and conditions are consistent with the allocations set forth in the Carve-out Financial Statements.
(c) For the avoidance of doubt, neither the failure by the Parties to complete the Avon Lake Lot Split nor the failure by the Parties to negotiate and agree upon a final version of the Avon Lake Shared Services Agreement prior to Closing shall constitute a breach of this Agreement or a failure of a condition to Closing hereunder or give rise to a right of either Party to terminate this Agreement, subject to the obligations to complete the Avon Lake Lot Split and finalize the Avon Lake Shared Services Agreement as promptly as possible after Closing at Seller's sole cost and expense in accordance with the terms and conditions of this Section 5.11. The terms and conditions of this Section 5.11 shall survive the Closing.
Section 5.12. Representation and Warranty Insurance. The R&W Policy shall provide that the R&W Insurer shall have no right of subrogation against the Seller Group (except in the case of fraud), and the R&W Insurer has waived any such right of subrogation (except in the case of fraud). For the avoidance of doubt, (a) Purchaser obtaining of the R&W Policy is not a condition to Closing (and shall not impede or delay Closing) and Purchaser shall remain obligated to consummate the transactions in accordance with the terms of this Agreement, and (b) Purchaser’s failure to obtain a R&W Policy shall in no way alter or diminish any of

Purchaser’s obligations under this Agreement, and shall in no way alter or increase any of Seller’s obligations hereunder, including with respect to indemnification pursuant to Article IX.
Section 5.13. Release of Guarantees. Purchaser shall use its commercially reasonable efforts to cause the applicable member of the Seller Group to be fully and irrevocably released, as of the Closing Date or as promptly as practicable after the Closing Date, in respect of all obligations under any guaranties, letters of credit, letters of comfort, bid bonds or performance or surety bonds, or collateral obtained or given by the Seller Group relating to the PP&S Business, any Purchased Asset or any Assumed Liability (including as a result of the Seller Group’s remaining directly or indirectly liable for, or otherwise having credit exposure with respect to, any Assumed Liabilities) (collectively, the “Seller Guarantees”). If Purchaser is not able to release any such Seller Guarantee, Seller shall or shall cause the applicable member of the Seller Group to maintain such Seller Guarantee in full force and effect until such time as such Seller Guarantee is released, and Purchaser shall indemnify the Seller Indemnified Parties against any and all payments required to be made by the applicable member of the Seller Group under such Seller Guarantee after the Closing Date. Without limiting the foregoing, after the Closing Date, Purchaser shall not, and shall cause its Subsidiaries not to, renew, extend, amend or supplement any Contract or Liability that is covered by a Seller Guarantee without providing Seller with evidence reasonably satisfactory to it that the Seller Guarantee has been released. Any cash or other collateral posted by the Seller Group in respect of any Seller Guarantee shall be delivered to Seller.
Section 5.14. Restructuring Activities. Prior to the Closing, Seller shall, and shall cause its controlled Affiliates to, complete the restructuring activities provided in the step-plan set forth on Section 5.14 of the Disclosure Schedule (the “Restructuring Activities”), which may be revised by Seller upon prior written notice to Purchaser. Seller shall provide drafts of the legal documentation to implement the Restructuring Activities relating solely to the Purchased Entities a reasonable period prior to execution thereof and consider in good faith any comments of Purchaser thereto. Following completion of the Restructuring Activities, Seller shall promptly provide Purchaser with such documentation reasonably demonstrating the completion of the Restructuring Activities. Seller shall be responsible for, and shall pay, all costs, Liabilities and expenses related to or arising out of the Restructuring Activities.
Section 5.15. Misdirected Funds; Transfer of Excluded Assets and Liabilities.
(a) From and after the Closing Date: (i) in the event Purchaser or any of its Affiliates receives any payment, remittance or amount in respect of any Excluded Asset or Retained Business (including the Seller Portion of any Shared Contract), Purchaser shall remit, or cause to be remitted, such amount to Seller by wire transfer of immediately available funds to the account or accounts designated by Seller as promptly as reasonably practicable; and (ii) in the event Seller or any of its Affiliates receives any payment, remittance or amount in respect of any Purchased Asset or the PP&S Business (including the Purchaser Portion of any Shared Contract), Seller shall remit, or cause to be remitted, such amount to Purchaser by wire transfer in immediately available funds to the account or accounts designated by Purchaser as promptly as reasonably practicable.
(b) Prior to the Closing, (i) Seller will cause any applicable Purchased Entity to transfer and convey to Seller or a Subsidiary of Seller (other than a Purchased Entity)

any Excluded Assets that it owns, leases or has any right to use, and Seller will accept from such Purchased Entity, and will cause an applicable Subsidiary of Seller (other than a Purchased Entity) to accept from such Purchased Entity, all such respective right, title and interest in and to any and all of such Excluded Assets and (ii) Seller will cause any applicable Purchased Entity to assign any Excluded Liability for which it is otherwise responsible to Seller or a Subsidiary of Seller (other than a Purchased Entity), and Seller will assume, perform and fulfill when due, and to the extent applicable, comply with, or will cause the applicable Subsidiary of Seller (other than a Purchased Entity) to assume, perform and fulfill when due and, to the extent applicable, comply with, all of such Excluded Liabilities in accordance with their respective terms. Any activities of Seller or its controlled Affiliates under this Section 5.15(b) shall be considered “Restructuring Activities” for all purposes under this Agreement and any Liability of a Purchased Entity to the extent arising out of any of the foregoing shall be an Excluded Liability for all purposes under this Agreement.
Section 5.16. Seller Marks; Geon Marks.
(a) Purchaser shall file such documents and shall take, or cause to be taken, such necessary and reasonable actions, to file with competent Governmental Authorities to change its name as set forth in Section 5.16(a) of the Disclosure Schedule within the timeframes set forth in Section 5.16(a) of the Disclosure Schedule. Except as set forth in the Transaction Agreements, it is expressly understood that the purchase of Purchased Assets, Purchased Interests and Purchased Entities does not entitle Purchaser to have any rights in and to, nor the ability to use, any Seller Marks (as defined below).
(b) With respect to any Leased Business Real Property or Owned Business Real Property, Purchaser will either (i) remove all interior and exterior signage with respect to such Leased Business Real Property or Owned Business Real Property bearing the “PolyOne” name, tradenames or Trademarks (collectively, the “Seller Marks”) or (ii) cover such signage with temporary signage or other opaque materials not bearing any Seller Mark so that no part of the underlying signage is visible, in either case no later than 60 days after the Closing.
(c) After the Closing, Purchaser and its Affiliates will have the right to (i) sell existing inventory (or inventory in the process of being prepared for delivery as of the Closing) and (ii) use existing packaging, labeling, containers, stationery, business forms, supplies, advertising and promotional materials and any similar materials bearing the Seller Marks (or any of the foregoing in the process of being prepared for delivery as of the Closing) until such inventory and other existing materials have been exhausted following the Closing; provided, that (x) neither Purchaser nor any of its Affiliates will take any action that would reasonably be expected to impair the value of the Seller Marks; (y) when using the items listed in clause (ii) above in the context of entering into or conducting contractual relationships, Purchaser will make clear to all other applicable parties that Purchaser or its Subsidiaries, rather than Seller or any of its controlled Affiliates, is the party entering into or conducting the contractual relationship; and (z) personnel of Purchaser or its Subsidiaries using the above items will not, and will have no authority to, hold themselves out as officers, employees or agents of the Seller Group. Purchaser and its Subsidiaries will comply with all applicable Laws in any use of packaging or labeling containing the Seller Marks. Purchaser will and will cause its

Subsidiaries to use reasonable best efforts to use up such inventory and materials as soon as reasonably possible, and, in any event, will cease using the Seller Marks on fixed assets as soon as practicable and in any event within 180 days after the Closing.
(d) After the Closing, the members of the Seller Group will have the right to (i) sell existing inventory of the Retained Businesses and (ii) use existing packaging, labeling, containers, stationery, business forms, supplies, advertising and promotional materials and any similar materials of the Retained Business bearing the names “The Geon Company,” “Geon” and any other similar, derivative or translation thereof (collectively, the “Geon Marks”) until such inventory and other existing materials of the Retained Businesses have been exhausted following the Closing; provided, that (x) the members of the Seller Group will not take any action that would reasonably be expected to impair the value of the Geon Marks; (y) when using the items listed in clause (ii) above in the context of entering into or conducting contractual relationships, members of the Seller Group will make clear to all other applicable parties that Seller or its controlled Affiliates, rather than Purchaser or any of its Subsidiaries, is the party entering into or conducting the contractual relationship, and (z) personnel of the Seller Group or its Affiliates using the above items will not, and will have no authority to, hold themselves out as officers, employees or agents of Purchaser or any of its Affiliates. Seller Group and its Affiliates will comply with all applicable Laws in any use of packaging or labeling containing the Geon Marks. Seller will and will cause its controlled Affiliates to use reasonable best efforts to use up such inventory and materials as soon as reasonably possible, and, in any event, will cease using the Geon Marks on fixed assets as soon as practicable and in any event within 180 days after the Closing. Seller may use the Geon Marks indefinitely for historical factual purposes (e.g., to indicate that the Purchased Entities or PP&S Business were previously affiliated with the Seller Group) and where such use constitutes “fair use.”
(e) With respect to Section 5.16(c), Purchaser will use reasonable best efforts to use up such inventory and materials as soon as reasonably possible, and, in any event, will cease using the Seller Marks on fixed assets as soon as practicable and in any event within 180 days after the Closing.
(f) Purchaser may use the Seller Marks indefinitely for historical factual purposes (e.g., to indicate that the Purchased Entities or PP&S Business were previously affiliated with the Seller Group) and where such use constitutes “fair use.”
(g) Seller shall file such documents and shall take, or cause to be taken, such necessary and reasonable actions, to file with competent Governmental Authorities to change the name of any member of the Seller Group set forth in Section 5.16(g) of the Disclosure Schedule within the timeframes set forth in Section 5.16(g) Section 5.16(a)of the Disclosure Schedule. Except as set forth in the Transaction Agreements, it is expressly understood that Seller and its controlled Affiliates do not have any rights in and to, nor the ability to use, any Geon Marks.
(h) With respect to any real property other than the Business Real Property, Seller (or one of its Affiliates) will either (i) remove all interior and exterior signage with respect to such real property bearing the Geon Marks or (ii) cover such signage with temporary signage or other opaque materials not bearing any Geon Mark so that no part of the underlying signage is visible, in either case no later than 60 days after the Closing.
Section 5.17. Restrictive Covenants.
(a) Neither Seller nor any of its controlled Affiliates shall, directly or indirectly, (i) with respect to the business described in clause (a)(ii) of the definition of “PP&S Business”, during the five year period commencing on the Closing Date, and (ii) with respect to any other portion of the PP&S Business, during the three year period commencing on the Closing Date: (A) engage anywhere in North America, or in the case of polyvinyl chloride materials, North America and China, in the PP&S Business (whether through ownership, management, operations, control, under Contract, or otherwise), or (B) divert or attempt to divert from Purchaser any business or customers for products or services provided by the PP&S Business manufactured in the 12 month prior to closing. Notwithstanding the foregoing, (1) Seller and its controlled Affiliates may continue to operate the Retained Businesses, (2) the acquisition by Seller or any of its Affiliates following the Closing of a Person engaged in the PP&S Business shall not be deemed a violation of this Section 5.17(a), provided, that the business of the acquired Person otherwise prohibited by this Section 5.17(a) represents less than twenty five (25%) of such Person’s consolidated gross sales for its most recent completed fiscal year, and (3) this Section 5.17(a) will not apply to any Person that directly or indirectly acquires Seller or any of its controlled Affiliates or any controlled Affiliate of such Person (other than Seller and its controlled Affiliates), provided that (x) such Person is already engaged in the PP&S Business prior to the date of such acquisition and (y) such Person does not use any assets of Seller or its controlled Affiliates to engage in the PP&S Business.
(b) Seller agrees that neither it nor any of its Affiliates shall, until the end of the two-year period immediately following the Closing Date, without the prior written consent of Purchaser, (i) solicit any individual who is a Transferred Employee with aggregate 2018 or 2019 annual compensation in excess of $100,000 to leave his or her employment with Purchaser or in any way interfere with the employment relationship between Purchaser and any of its employees, or (ii) hire or otherwise engage any individual who is an employee of Purchaser with whom Seller has had contact during the course of pursuing the transactions contemplated by this Agreement; provided, however, that Seller and its controlled Affiliates will not be precluded from hiring any person (A) who responds to any general solicitation or advertisement (including any recruitment efforts conducted by any recruitment agency, provided that Seller or its controlled Affiliates has not directed such recruitment efforts at such person), (B) who contacts Seller or any of its Affiliates on his or her own initiative without any direct or indirect solicitation or encouragement from Seller or any of its Affiliates, other than any general solicitation or advertisement, or (C) whose employment with Purchaser has been terminated.
(c) Following the Closing, Purchaser agrees that neither it nor any of its Affiliates (including the Purchased Entities) shall, until the end of the two-year period immediately following the Closing Date, without the prior written consent of Seller, (i) solicit any individual who is an employee of Seller or any of its Affiliates with aggregate 2018 or 2019 annual compensation in excess of $100,000 to leave his or her employment with Seller or any of its Affiliates or in any way interfere with the employment relationship between Seller or any of its Affiliates and any of their respective employees or (ii) hire or otherwise engage any individual who is an employee of Seller or any of its Affiliates with whom Purchaser has had contact during the course of pursuing the transactions contemplated by this Agreement; provided, however, that Purchaser and its Affiliates will not be precluded from hiring any person (A) who responds to any general solicitation or advertisement (including any recruitment efforts conducted by any recruitment agency, provided that Purchaser or its Affiliates has not directed such recruitment efforts at such person), (B) who contacts Purchaser or any of its Affiliates on his or her own initiative without any direct or indirect solicitation or encouragement from Purchaser or any of its Affiliates, other than any general solicitation or advertisement, or (C) whose employment with Seller has been terminated.
Section 5.18. Intercompany Accounts. Except for the applicable Ancillary Agreements, prior to the Closing, Seller will cause all Contracts, arrangements, commitments or transactions between Seller or any of its Affiliates (other than a Purchased Entity), on one hand, and a Purchased Entity, on the other hand, other than those set forth on Section 5.18 of the Disclosure Schedule to be settled (irrespective of terms of payment) or terminated and canceled without any further Liability to, or obligation of, the Purchased Entities from and after the Closing.
Section 5.19. Business Intellectual Property. Seller shall use reasonable best efforts to, and shall use reasonable best efforts to cause its applicable controlled Affiliates to, execute and deliver any and all documents and instruments of perfection, conveyance or transfer as may be required to vest in Purchaser title to the Business Intellectual Property and to permit Purchaser to perfect, record or protect its interests in such Business Intellectual Property.
Section 5.20. Releases. Effective as of the Closing, Seller, for itself and each of its Affiliates (other than the Purchased Entities) and their respective successors and assigns (each a “Seller Releasor”), hereby (a) irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Seller Releasor has, may have, or might have or may assert now or in the future, against the Purchased Entities and their respective successors, assigns, officers, directors, managers and employees (each a “Purchaser Releasee”) arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed or was taken or permitted at or prior to the Closing; provided, however, that nothing contained in this Section 5.20 shall release, discharge, waive, relinquish or otherwise affect the rights or obligations of any Person arising out of, based upon or resulting from this Agreement or any Ancillary Agreement or any other documents, agreements, or Contracts related thereto, and (b) agrees that neither it nor any other Seller Releasor will seek, nor will it or any other Seller Releasor be entitled to, reimbursement or contribution from, subrogation to, or indemnification by any Purchased Entity under its Organizational Documents, this Agreement, applicable Laws or otherwise in respect of any amount paid to any Purchaser Indemnitee under Section 5.07 or Article IX.
Section 5.21. Separation of Shared Contracts. Following the Closing Date, the Parties shall cooperate and use their commercially reasonable efforts to effect the separation of each Shared Contract, such that Purchaser or any of its Affiliates (including the Purchased Entities) shall be a party to a separate Contract directly with the relevant third Person that is party to such

Shared Contract on substantially the same terms as the Purchaser Portion of each such Shared Contract. The Parties acknowledge and agree that (a) Seller’s obligations under this Section 5.21 do not require Seller or any of its Affiliates to offer or grant financial accommodations to any Person or to remain secondarily liable from and after the Closing for any actions or omissions of Purchaser or any of its Affiliates (including the Purchased Entities) or the operation of the PP&S Business and (b) Purchaser’s obligations under this Section 5.21 do not require Purchaser or any of its Affiliates to offer or grant financial accommodations to any Person or to remain secondarily liable from and after the Closing for any actions or omissions of Seller or any of its Affiliates or the operation of any Retained Business.
ARTICLE VI
EMPLOYEE MATTERS
Section 6.01. Employees and Offers of Employment.
(a) Transfer of Business Employees. Not later than five (5) Business Days prior to the anticipated Closing Date (or such longer period required by Canadian law), Purchaser shall, or will cause one of its Subsidiaries to, make an offer of employment to each Business Employee who is not employed by a Purchased Entity or an Inactive Employee. Such offers of employment will be consistent with the provisions of Section 6.01(c) and, except as otherwise required by applicable Canadian law, may be made in the form of a welcome letter that deems employees who do not expressly reject the offer of employment and report to work on the Closing Date as having accepted the offer. Seller shall cause each member of the Seller Group to use commercially reasonable efforts to avoid discouraging any Business Employees from accepting the employment offer of Purchaser or its Subsidiary. Effective as of 12:01 a.m. on the Closing Date, Seller shall cause the employment of all Business Employees, other than Inactive Employees and those Business Employees employed by the Purchased Entities to terminate. On the date of this Agreement, Seller will provide Purchaser with a schedule containing the name, job title, work location, employing entity, base compensation, bonus opportunity, date of hire, job classification (exempt or non-exempt, as applicable) of each Business Employee and indicating whether or not the Business Employee is expected to be actively employed immediately prior to the Closing Date (and the anticipated return date, if any, for inactive employees). Seller will provide Purchaser with an updated schedule to reflect any changes thereto from time to time prior to the Closing Date, including at the reasonable request of Purchaser, and shall provide Purchaser with a final updated schedule five Business Days prior to the Closing Date.
(b) Notwithstanding the foregoing, with respect to any Business Employee (other than any Business Employee receiving disability benefits under a fully insured Purchased Entity Plan) who, as of the Closing Date, is on long-term or short-term disability leave (each such Business Employee, an “Inactive Employee”), the Seller Group shall employ or shall continue to employ such Inactive Employee following the Closing, and Purchaser shall offer employment to such Inactive Employee on the earliest practicable date following the date on which such Inactive Employee returns to work with the Seller Group, provided that such Inactive Employee returns to work within 180 days following the Closing Date or such later time as required by applicable Law or collective bargaining agreement. For the avoidance of doubt, the Seller Group (other than the Purchased Entities) shall retain and be solely responsible for all liabilities relating to Inactive Employees that are incurred or that relate to the employment or service of such Inactive Employees with the Seller Group. Seller shall promptly notify Purchaser of the return to active employment with the Seller Group of any such Inactive Employee. Subject to applicable Law, Seller and Purchaser shall each reasonably cooperate with the other in connection with the presentation of Purchaser’s employment offers to the Business Employees, including with respect to the timing thereof. Each Business Employee who continues employment or accepts employment with Purchaser or one of its Subsidiaries (including the Purchased Entities) immediately following the Closing is referred to herein as a “Transferred Employee.” Each Transferred Employee who is based in the United States is referred to as a “U.S. Transferred Employee.” For all purposes of this Article VI, with respect to any Inactive Employee who becomes a Transferred Employee, the date that such Inactive Employee commences employment with Purchaser or its Subsidiary or the time of such commencement of employment shall be substituted for the terms “Closing Date” or “Closing”, respectively, wherever such term appears.
(c) Without limiting in any way the obligations of Purchaser under applicable Law, Purchaser shall, or shall cause its Subsidiaries to, offer to each Transferred Employee not employed by a Purchased Entity as of immediately prior to the Closing Date: (i) a position with duties and responsibilities that are substantially comparable to (or, if required to avoid constructive termination of a Business Employee in Canada, a position with duties and responsibilities that are no less favorable than) those that applied to such Transferred Employee immediately prior to the Closing Date and (ii) a principal place of employment at a location no more than 50 miles from the job location to which such Transferred Employee reports immediately prior to the Closing Date and for Transferred Employees based in Canada, a principal place of employment at a location that adds no more than 30 minutes to such Transferred Employee’s one-way commute time compared to the Transferred Employee’s principal work location immediately prior to the Closing Date. For the 12-month period commencing on the Closing Date, Purchaser shall, or shall cause its Subsidiaries to, offer to each Transferred Employee, while employed and subject to the additional requirements of any employment contract or collective bargaining agreement, in each case as applicable: (A) at least the same base salary or hourly base wage rate in effect for such Transferred Employee immediately prior to the Closing Date (such hourly base wage rate to reflect any merit increase permitted under Section 5.01(c) made in the Ordinary Course of Business prior to the Closing Date); (B) an annual cash target bonus opportunity amount that is at least equal to the annual cash target bonus opportunity amount in effect for such Transferred Employee immediately prior to the Closing Date, subject to terms and conditions determined by Purchaser and its Subsidiaries; (C) employee benefits (excluding equity compensation, defined benefit pension, nonqualified deferred compensation, retiree medical, retention and change in control benefits or payments) that are substantially comparable in the aggregate to the employee benefits (excluding equity compensation, defined benefit pension, nonqualified deferred compensation, retiree medical, retention and change in control benefits or payments) provided to such Transferred Employee by the Seller Group immediately prior to the Closing Date; (D) severance benefits that are no less favorable than the severance benefits provided to such Transferred Employee under the policy in effect for such Transferred Employee immediately prior to the Closing Date and set forth on Section 6.01(c) of the Disclosure Schedule; and (E) credit for such Transferred Employee’s prior service with the Seller

Group for purposes of vesting, eligibility to participate and receive benefits, and, with respect to severance, vacation and paid time off plans only, for purposes of calculating the level of benefits, in each case, to the extent such service was recognized under a corresponding Seller Benefit Plan as of immediately prior to the Closing Date, provided, however, that in no event shall such credit result in the duplication of benefits or apply to participation in any equity compensation plans, defined benefit pension plans, post-retirement welfare benefit plans or non-qualified deferred compensation plans. The parties hereto intend that the transactions contemplated by this Agreement shall not constitute a severance or termination of employment of any Transferred Employee prior to or upon the Closing under WARN or any severance plan or arrangement maintained by the Seller Group and applicable to the Transferred Employee immediately prior to the Closing Date. Notwithstanding anything herein to the contrary but subject to the terms of the Employee Lease Agreement, Purchaser shall not have any responsibility for, and the Seller Group shall retain and hold Purchaser harmless and indemnify Purchaser with respect to, any and all Liabilities (including statutory or contractual severance benefits) arising as a result of the actual or constructive termination of a Business Employee’s employment with the Seller Group (excluding the Purchased Entities after the Closing) resulting from the transactions contemplated by this Agreement.
(d) Notwithstanding anything herein to the contrary, the Seller Group and Purchaser shall comply with all applicable Laws and the terms of any collective bargaining agreements in connection with the transactions contemplated by this Agreement. Seller and Purchaser shall, and shall cause their respective Subsidiaries to, each cooperate with the other in good faith to provide notice and take any similar action which may be reasonably necessary or advisable in connection with the transactions contemplated by this Agreement. Following the Closing, Purchaser shall or shall cause its applicable Subsidiary to assume and honor with respect to Transferred Employees covered thereby the terms and conditions of any collective bargaining agreements covering such Transferred Employees as of immediately prior to the Closing. All terms and conditions of employment with Purchaser for such Transferred Employees shall, following the Closing, be in accordance with the terms of such governing collective bargaining agreements, subject to future negotiation between Purchaser and the applicable labor unions.
(e) The Purchased Entities shall be responsible and liable for all Liabilities relating to all Seller Benefit Plans that are maintained by a Purchased Entity (a “Purchased Entity Plan”) and transfer with the Purchased Entities by operation of applicable Law; provided that Seller and the Seller Group (other than the Purchased Entities) shall be responsible and liable for all Liabilities relating to the Purchased Entity Plans set forth on Section 2.01(b)(ii) of the Disclosure Schedule and any other Seller Benefit Plans (other than Purchased Entity Plans not set forth on Section 2.01(b)(ii) of the Disclosure Schedule or to the extent Purchaser expressly assumes Liabilities for a Seller Benefit Plan under this Article VI).
(f) Prior to the Closing Date, Seller shall take all actions necessary to cause (i) the employment of any employees employed by a Purchased Entity who are not employed exclusively in the PP&S Business (except for the individuals set forth on Section 1.01(a)(ii) of the Disclosure Schedule) or whose employment is to be retained by Seller under the Employee Lease Agreement to be transferred to a Seller Group member that is not a Purchased Entity and (ii) all employees whose employment is transferred pursuant to clause (i) hereof to cease participation in any Purchased Entity Plan
Section 6.02. Employee Benefits.
(a) Purchaser will use commercially reasonable efforts to cause any welfare benefit plan of Purchaser and its Subsidiaries, including after the Closing, the Purchased Entity Plans, (a “Purchaser Welfare Plan”) (i) not to include with respect to any Transferred Employee or his or her covered dependents any waiting periods, restrictions or limitations with respect to pre-existing condition exclusions, or evidence of insurability or actively-at-work requirements (except to the extent such restrictions or limitations were applicable to such Transferred Employee as of the Closing under any similar welfare benefit plans of Seller or any of its Affiliates, including prior to the Closing, the Purchased Entity Plans, (a “Seller Welfare Plan”)), and (ii) subject to Purchaser’s receipt of reasonably requested related documentation (in an electronically readable format generally accepted in the industry), any eligible expenses incurred by any Transferred Employee or his or her covered dependents during the portion of the plan year of such Seller Welfare Plan ending on the date such Transferred Employee’s participation in such Purchaser Welfare Plan begins will be taken into account under the Purchaser Welfare Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Transferred Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Purchaser Welfare Plan.
(b) Coverage for all Transferred Employees and their spouses and dependents under the Seller Welfare Plans (other than the Purchased Entity Plans) shall cease to be effective immediately prior to the Closing Date. The Seller Welfare Plans shall provide coverage for all eligible Business Employees, Former Business Employees and their spouses and dependents with respect to claims incurred under the Seller Welfare Plans prior to the Closing Date, and Seller shall be responsible for any payments or expenses of Seller relating to such claims incurred prior to the Closing Date; provided, however that Purchaser shall, within five (5) Business Days following receipt of an applicable invoice from Seller, reimburse Seller for any amounts Seller is required to and actually pays under the Seller Welfare Plans for such claims of Business Employees and their spouses and dependents that were Incurred But Not Reported (“IBNR”) to the Seller Welfare Plan prior to the Closing Date but paid on or after the Closing Date and to the extent such IBNR reserve was included within current liabilities in Working Capital included in the Final Post-Closing Statement. Purchaser shall take all actions necessary so that, effective as of the Closing Date, the Purchaser Welfare Plans will offer to provide welfare benefit plan coverage, including group medical benefits, to each Transferred Employee and his or her spouse and dependents who were covered under a corresponding Seller Welfare Plan immediately prior to the Closing Date. Purchaser and the Purchaser Welfare Plans shall be liable for all claims incurred under the Purchaser Welfare Plans on and after the Closing Date. A claim will be deemed “incurred” on the date that the event that gives rise to the claim occurs (for purposes of life insurance, sickness, accident and disability programs) or on the date that treatment or services are provided (for purposes of health care programs). Notwithstanding anything to the contrary, the terms of this Section 6.02(b) are subject to terms of the Employee Lease Agreement.

(c) Effective as soon as reasonably practical following the Closing Date, Purchaser shall cover (or cause to be covered) each U.S. Transferred Employee under one or more defined contribution plans and trusts that are intended to qualify under Section 401(a) of the Code (the “Purchaser’s Savings Plans”) or are registered under the Income Tax Act (Canada). In addition, Purchaser shall, subject to applicable Law, cause one or more of Purchaser’s Savings Plans to accept a direct rollover of, or an eligible rollover of, any distribution of the account balance, including any outstanding loan (which Seller shall cause to remain outstanding and not go into default for the maximum period set forth in the applicable Seller Benefit Plan), from the PolyOne Corporation Retirement Savings Plan of each U.S. Transferred Employee or the PolyOne Canada Inc. Retirement Savings Program of each Transferred Employee working in Canada as a rollover contribution. Notwithstanding anything to the contrary, the terms of this Section 6.02(c) are subject to terms of the Employee Lease Agreement.
(d) Purchaser shall, or shall cause its Subsidiaries to, credit each Transferred Employee with the unused, accrued vacation, sick leave, paid time off or personal days to which the Transferred Employee is entitled through the Closing Date to the extent reflected as a current liability in Working Capital included in the Final Post-Closing Statement; provided, that Seller and its Affiliates will pay any Transferred Employee the cash value of his or her unused, accrued vacation, sick leave, paid time off or personal days described in this Section 6.02(d) to the extent required by applicable Law and, to the extent reflected as a current liability in Working Capital included in the Final Post-Closing Statement, Purchaser shall reimburse Seller for the amount so paid by Seller and will not be required to honor such vacation, sick leave, paid time off or personal days.
(e) Effective as of the day following the Closing Date, Purchaser shall maintain or establish a flexible spending account plan (“Purchaser’s Flexible Spending Account Plan”) providing for medical and dependent care flexible spending account arrangements for the benefit of U.S. Transferred Employees which will recognize the elections that such U.S. Transferred Employees had in effect for purposes of the plan year in which the Closing Date occurs under the medical and dependent care flexible spending account arrangements under the flexible spending account plan of Seller (“Seller’s Flexible Spending Account Plan”). Purchaser’s Flexible Spending Account Plan shall (i) assume the obligations of Seller’s Flexible Spending Account Plan with respect to U.S. Transferred Employees as of the Closing Date and (ii) provide the same level of medical and dependent care flexible spending account benefits as those provided under Seller’s Flexible Spending Account Plan at least through the end of the plan year in effect as of the Closing. As soon as practicable after the Closing (and in any event within 5 Business Days), (A) Seller shall transfer to Purchaser in cash an amount equal to the excess, if any, of (1) the total amount that U.S. Transferred Employees have contributed to Seller’s Flexible Spending Account Plan through the Closing Date for the calendar year that includes the Closing, over (2) the total amount that has been paid from Seller’s Flexible Spending Account Plan through the Closing Date for medical expense and dependent care claims incurred by the U.S. Transferred Employees in such calendar year, and (B) Purchaser shall transfer to Seller in cash an amount equal to the excess, if any, of (1) the total amount that has been paid from Seller’s Flexible Spending Account Plan through the Closing Date for medical expense and dependent care claims incurred by the U.S. Transferred Employees in the calendar year that includes the

Closing, over (2) the total amount that U.S. Transferred Employees have contributed to Seller’s Flexible Spending Account Plan through the Closing Date for such calendar year. After the Closing Date, Purchaser’s Flexible Spending Account Plan shall be responsible for reimbursement of all previously unreimbursed reimbursable medical claims incurred by U.S. Transferred Employees in Seller’s plan year in which the Closing Date occurs.
(f) Seller shall have the sole responsibility on and after the Closing for providing “continuation coverage” benefits and for compliance with Section 4980B of the Code and Sections 601-608 of ERISA, in each case with respect to all Business Employees, Former Business Employees and other employees of the Seller Group and their respective “qualified beneficiaries”, for whom a “qualifying event” occurred or occurs before, on or after the Closing Date, except that Purchaser shall be responsible for providing “continuation coverage” benefits and for compliance with Section 4980B of the Code and Sections 601-608 of ERISA, in each case with respect to Transferred Employees and “qualified beneficiaries” of Transferred Employees for whom a “qualifying event” occurs after the Closing Date. The terms “continuation coverage,” “qualified beneficiaries” and “qualifying event” will have the meanings ascribed to them under Section 4980B of the Code and Sections 601-608 of ERISA. Notwithstanding anything to the contrary, the terms of this Section 6.02(f) are subject to terms of the Employee Lease Agreement.
(g) The Seller Group shall retain and be responsible for all Liabilities relating to any Seller Benefit Plan (other than a Purchased Entity Plan) that is a defined benefit pension plan, a nonqualified retirement plan or a post-retirement welfare benefit plan.
Section 6.03. Incentive Compensation. As of the Closing Date, Purchaser shall assume the amount of all accrued but unpaid cash incentives for each Transferred Employee, including each Leased Employee (as defined in the Employee Lease Agreement), pursuant to any cash incentive or bonus program covering such Transferred Employee (or Leased Employee) for the performance measurement period in which the Closing Date occurs, to the extent reflected as a current liability in Working Capital included in the Final Post-Closing Statement. Subject to the terms of the Employee Lease Agreement, Purchaser shall, or shall cause its Subsidiaries to, pay incentive or bonus compensation to Transferred Employees on substantially the same basis (with such changes as Purchaser determines are reasonably necessary or appropriate to reflect the consummation of the transactions contemplated by this Agreement or changes with respect to the PP&S Business resulting therefrom) as such incentive or bonus compensation in effect prior to the Closing Date for the applicable performance measurement period, which includes the Closing Date. Seller shall cause to be paid to Transferred Employees (and Leased Employees) any cash incentives or bonuses for performance measurement periods completed prior to the Closing Date that remain unpaid as of the Closing Date, which shall be paid by Seller or its Affiliate to the Transferred Employee (or Leased Employee) in the amount and on approximately the same date as such cash incentive or bonus would have been payable by the Seller Group if the Transferred Employee had remained employed (or with respect to a Leased Employee, if the Leased Employee remains employed) by the Seller Group through the applicable payment date.
Section 6.04. Workers’ Compensation Claims. As of the Closing, Seller shall retain responsibility for the costs and administration of any and all workers’ compensation claims of any Business Employee or Former Business Employee for injuries sustained or accidents that occurred prior to the Closing Date, except that Purchaser shall assume responsibility for any such claims solely to the extent such claims are accepted for coverage under a workers’ compensation insurance policy maintained by a Purchased Entity and that was in existence prior to the Closing Date. As of the Closing, Purchaser shall establish and maintain appropriate workers’ compensation insurance with respect to claims relating to Transferred Employees’ injuries sustained or accidents that occurred on or after the Closing Date. Seller shall retain responsibility for the administration of any workers’ compensation claims of any employees or former employees of the Seller Group who do not become Transferred Employees. Notwithstanding anything to the contrary, the terms of this Section 6.04 are subject to terms of the Employee Lease Agreement.
Section 6.05. WARN Liability. On the Closing Date, Seller shall provide to Purchaser a list of all former employees of the Seller Group in the United States who provided services primarily to the PP&S Business and whose employment has terminated within the ninety (90) day period prior to the Closing Date, including a description of the circumstances of such termination. Seller shall be solely responsible for any and all Liabilities, including providing any required notices, under the Workers Adjustment and Retraining Notification Act and similar Laws of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event) affecting employees on or prior to the Closing. Purchaser shall be solely responsible for any and all Liabilities, including providing any required notices, under WARN relating to any plant closing or mass layoff (or similar triggering event) affecting employees after the Closing Date.
Section 6.06. No Third-Party Beneficiaries. The provisions of this Article VI are for the sole benefit of the Parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (a) constitute the establishment or adoption of or an amendment to any employee benefit plan or otherwise be treated as an amendment or modification of any Seller Benefit Plan or other compensation or benefit plan, agreement or arrangement, (b) limit the right of Seller, Purchaser or any of their respective Affiliates to amend, terminate or otherwise modify any Seller Benefit Plan or other compensation or benefit plan, agreement or arrangement, (c) confer upon or give to any Person, other than the Parties to this Agreement and their respective permitted successors and assigns, any legal or equitable, Third-Party beneficiary or other rights or remedies with respect to the matters provided for in this Article VI under or by reason of any provision of this Agreement or (d) create any Purchaser obligation to continue to employ any Transferred Employee for any specific period of time following the Closing Date. Notwithstanding anything to the contrary in this Article VI, the Parties expressly acknowledge and agree that (x) nothing in this Agreement shall be deemed or construed to require Purchaser to continue to employ any particular Transferred Employee for any period after Closing and (y) nothing in this Agreement shall be deemed or construed to limit Purchaser’s right to terminate the employment of any Transferred Employee during any period after the Closing Date.
Section 6.07. Employee Data Protection.
(a) Each party hereto shall, and shall cause its Affiliates to, use reasonable efforts to comply in all material respects with all applicable Laws regarding the maintenance, use, sharing and processing of Personal Data, including, but not limited to (i) compliance with any applicable requirements to provide notice to, or obtain consent from, the data subject for processing of the data, and (ii) taking any other steps necessary to ensure compliance with local data protection Laws, including but not limited to, the execution of any separate agreements to facilitate the lawful processing of certain Personal Data (such agreements to be executed before or after the Closing Date, as necessary).
(b) Each party hereto shall, and shall cause its Affiliates to, share and otherwise process Personal Data only on a need-to-know basis, only as legally permitted and only to the extent reasonably necessary to perform its obligations under the Transaction Agreements. Each Party hereto and its Affiliates shall use reasonable, technical and organizational measures to ensure the security and confidentiality of Personal Data in order to prevent, among other things, accidental, unauthorized or unlawful destruction, modification, disclosure, access or loss.
Section 6.08. Seller Post-Closing Compensation. Seller shall cause to be timely withheld and remitted to the applicable Governmental Authority all Taxes (including employer payroll Taxes) required to be withheld or remitted in respect of any compensation paid by the Seller Group to any current or former employee of the Purchased Entities on or after the Closing Date (“Seller Post-Closing Compensation”). Seller will reimburse Purchaser or its Subsidiary for any Taxes Purchaser or its Subsidiary is required to pay in respect of any Seller Post-Closing Compensation, such reimbursement to be made promptly following receipt by Seller of request for such payment and evidence reasonably satisfactory to Seller of the payment of such Taxes by Purchaser or its Subsidiary.
Section 6.09. Payroll. As soon as reasonably practical following the Closing, Seller shall cause to be paid to all U.S. Transferred Employees all unpaid wages earned or accrued through 12:01 a.m. on the Closing Date. Seller and Purchaser agree to follow the standard procedure for employment tax withholding as provided in Section 4 of Rev. Proc. 2004-53, I.R.B. 2004-35. Accordingly, Seller and its Subsidiaries shall have employment tax reporting responsibilities for the wages and other compensation they pay to U.S. Transferred Employees and Purchaser and its Subsidiaries shall have employment tax reporting responsibilities for the wages and other compensation they pay to U.S. Transferred Employees.
Section 6.10. Cooperation. Seller and Purchaser will, and will cause their respective Subsidiaries to, cooperate to effect the transactions contemplated by this Article VI, including (a) exchanging information and data relating to workers’ compensation, payroll, employee benefits and employee benefit plans, (b) in obtaining any governmental approvals required hereunder, (c) in responding to questions posed by employees, labor unions, employee representatives or any other persons or entities and (d) in any negotiations with unions or employee representatives. Without limiting the generality of the foregoing, Seller and Purchaser will, and will cause their respective Subsidiaries to, each provide the other with a reasonable opportunity to review and comment on any communications (other than offers of employment delivered by Purchaser or its Subsidiary) intended for Business Employees that Seller, Purchaser or their respective Subsidiaries desire send to Business Employees prior to the Closing Date.
ARTICLE VII
CONDITIONS TO CLOSING

Section 7.01. Conditions to Obligations of Both Parties. The obligation of Seller and Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, as of the Closing, of each of the following conditions:
(a) the filings of Purchaser and Seller pursuant to the Competition and Investment Laws set forth on Section 7.01(a) of the Disclosure Schedule shall have been made, the applicable Governmental Approvals with respect thereof shall have been obtained, and all waiting period and any extensions thereof shall have expired or been terminated; and
(b) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order that is in effect and has the effect of making the transactions contemplated hereunder illegal, or otherwise restraining or prohibiting consummation of the transactions contemplated hereunder (each, a “Closing Legal Impediment”).
Section 7.02. Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or waiver by Seller in its sole discretion, as of the Closing, of each of the following conditions:
(a) Representations and Warranties; Covenants. (i) Purchaser shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing, (ii) the representations and warranties of Purchaser contained in Article IV shall be true and correct (disregarding materiality, material adverse effect or similar qualifications therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (provided that representations and warranties made as of a specified date shall be true and correct only as of such specified date), except where the failure to be true and correct would not and would not reasonably be expected to prevent or materially impair or delay the ability of Purchaser to consummate the transactions contemplated by, or to perform its obligations under, the Transaction Agreements to which Purchaser is or is specified to be a party, and (iii) Seller shall have received a certificate signed by an officer of Purchaser to the foregoing effect.
(b) Closing Deliveries. Purchaser shall have executed and delivered to Seller all of the documents set forth in Section 2.06.
Section 7.03. Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or waiver by Purchaser in its sole discretion, as of the Closing, of each of the following conditions:
(a) Representations and Warranties; Covenants. (i) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing, (ii) (A) the representations and warranties of Seller contained in Article III (other than Fundamental Representations (other than the representations and warranties contained in Section 3.01)) shall be true and correct (disregarding materially, Material Adverse Effect or similar qualifications therein) as of the date hereof and as of the Closing Date as though made on and as of the date hereof and the Closing Date (provided, that representations and warranties made as of a specified date shall be true and correct only as of such specified date), except where the failure to be true and correct would not have a Material Adverse Effect, (B) the Fundamental Representations (other than the representations and warranties contained in Section 3.01) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the date hereof and the Closing Date (provided, that the representations and warranties made as of a specified date shall be true and correct only as of such specified date) except for de minimis inaccuracies, and (C) the representations and warranties contained in Section 3.01 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the date hereof and the Closing Date (provided, that the representations and warranties made as of a specified date shall be true and correct only as of such specified date), and (iii) Purchaser shall have received a certificate signed by an officer of Seller to the foregoing effect.
(b) Closing Deliveries. Seller shall have caused to be delivered or executed and delivered, as applicable, to Purchaser all of the documents set forth in Section 2.05.
(c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect that is continuing.
Section 7.04. Frustration of Closing Conditions. Neither Seller nor Purchaser may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, including as required by Section 5.05.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
Section 8.01. Termination. This Agreement may be terminated prior to the Closing:
(a) by the mutual written consent of Seller and Purchaser;
(b) by either Seller or Purchaser in the event any Governmental Authority having jurisdiction over Seller or Purchaser shall have issued a final, nonappealable Governmental Order permanently prohibiting the Closing that has not been vacated, withdrawn or overturned; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the primary cause of, or directly resulted in the issuance of such Governmental Order;
(c) by Seller, if Purchaser shall have breached any representation or warranty or failed to comply with any covenant applicable to Purchaser that would cause any of the conditions set forth in Section 7.02(a) not to be satisfied, and such condition is incapable of being satisfied by the earlier of (i) the Termination Date and (ii) 10 Business Days after receipt of written notice of failure of such condition; provided, however, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to Seller if Seller has materially breached any covenant or other agreement contained herein;

(d) by Purchaser, if Seller shall have breached any representation or warranty or failed to comply with any covenant applicable to Seller that would cause any of the conditions set forth in Section 7.03(a) not to be satisfied, and such condition is incapable of being satisfied by the earlier of (i) the Termination Date and (ii) 10 Business Days after receipt of written notice of failure of such condition; provided, however, that the right to terminate this Agreement under this Section 8.01(d) shall not be available to Purchaser if it has materially breached any covenant or other agreement contained herein;
(e) by either Party, upon written notice to the other in the event that the Closing has not occurred on or before December 16, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(e) shall not be available to any Party if it has materially breached any covenant or other agreement contained herein.
(f) by Seller if (i) all of the conditions set forth in Section 7.01 and Section 7.03 are satisfied, (ii) Purchaser failed to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 2.03, (iii) Seller has irrevocably confirmed in writing to Purchaser that (A) the conditions set forth in Section 7.01 and Section 7.03 to Seller’s obligations have been satisfied (or waived), and (B) Seller is ready, willing and able to take the actions within its control to cause the Closing to occur, and (iv) Purchaser fails to consummate the transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement, within three Business Days following delivery of the confirmation by Seller required by clause (iii) of this Section 8.01(f).
Section 8.02. Notice of Termination. Any Party desiring to terminate this Agreement pursuant to Section 8.01 shall give written notice of such termination, which shall include the basis for such termination, to the other Party to this Agreement.
Section 8.03. Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.01, this Agreement shall become null and void and of no further force or effect, and there shall be no liability on the part of any Party to this Agreement, except as set forth in Section 5.04, this Article VIII, and Article X; provided that nothing herein shall relieve Seller from any Liability for any willful breach by Seller of any provision of this Agreement prior to such termination. For the avoidance of doubt, Purchaser acknowledges and agrees that, in the event this Agreement is terminated pursuant to Section 8.01, Purchaser shall remain subject to, and shall continue to comply with, the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.
Section 8.04. Purchaser Termination Fee.
(a) If this Agreement is validly terminated (i) by Seller pursuant to Section 8.01(c) or Section 8.01(f), or (ii) by Seller or Purchaser pursuant to Section 8.01(e) if, at the time of such termination, this Agreement could have been terminated pursuant to Section 8.01(c) or Section 8.01(f), then within three Business Days following such termination, Purchaser shall pay to Seller by wire transfer of immediately available funds an amount equal to $45,000,000 (such amount, the “Termination Fee”). In no event shall Purchaser be required to pay the Termination Fee on more than one occasion.

(b) Purchaser and Seller acknowledge that (i) the Termination Fee and other provisions of this Section 8.04 are an integral part of the transactions contemplated hereby, (ii) without these agreements, Purchaser and Seller would not enter into this Agreement and (iii) any amount payable pursuant to this Section 8.04 does not constitute a penalty but is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which such amounts are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.
(c) Notwithstanding anything in this Agreement to the contrary, in the event of the termination of this Agreement, (i) Purchaser shall not have any liability or obligation as a result of, in connection with, relating to or arising out of this Agreement or any other documents and transactions contemplated thereby except Purchaser’s obligation to pay the Termination Fee and the other amounts payable pursuant to this Section 8.04 and (ii) the right of Seller to receive, and the receipt by Seller of, the Termination Fee and the other amounts payable pursuant to this Section 8.04 to the extent payable shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Seller and its Related Parties against Purchaser and its Affiliates (including Guarantors), the Debt Financing Sources and each of their respective Related Parties for any damages or losses suffered by Seller and its Related Parties as a result of the failure of the Closing to occur or for any breach or failure to perform hereunder, or any inaccuracy of any representation or warranty, and none of Purchaser, its Affiliates or their respective Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated thereby, including the Limited Guarantee; provided that the foregoing shall not impair the rights of Seller to obtain injunctive relief pursuant to, and subject to the limitations of, Section 10.13 prior to any termination of this Agreement. Notwithstanding anything herein to the contrary, in no event shall Seller or its Related Parties be entitled to seek or obtain any recovery or judgment in excess of the Termination Fee, and in no event shall Seller or its Related Parties be entitled to seek or obtain any other damages (monetary or otherwise) of any kind against any of Purchaser, its Affiliates or their respective Related Parties for, or with respect to, this Agreement or the transactions contemplated hereby or thereby, including any breach by Purchaser, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims, proceedings or actions under applicable Law arising out of any such breach, termination or failure (it being agreed and understood for the avoidance of doubt that under no circumstances shall any Debt Financing Source or any Related Party of a Debt Financing Source have any liability in respect of the Termination Fee or any other liability to Seller or any of its Related Parties arising hereunder or in connection herewith); provided, however, that the foregoing shall not limit the right of Seller to seek specific performance of this Agreement pursuant to, and subject to the limitations in, Section 10.13 prior to the termination of this Agreement; provided, further, that in no event shall Seller be entitled to both: (I) the payment of the Termination Fee and (II) the grant of specific performance of Purchaser’s obligation to consummate the Closing. If Purchaser fails to promptly pay the amount due pursuant to Section 8.04(a), and, in order to obtain such payment, Seller commences a suit that results in a judgment against Purchaser for the amount set forth in Section

8.04(a), Purchaser shall pay to Seller its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such suit.
Section 8.05. Amendment; Extension; Waiver. No provision of this Agreement, including any Exhibits or Disclosure Schedule hereto or thereto, may be amended, supplemented or modified except by a written instrument making specific reference hereto or thereto signed by all the Parties to such agreement. For the avoidance of doubt, no consent from any Indemnified Party (other than the Parties to this Agreement) shall be required to amend this Agreement. At any time prior to the Closing, either Seller or Purchaser may (a) extend the time for the performance of any of the obligations or other acts of the other Person, (b) waive any breaches of or inaccuracies in the representations and warranties of the other Person contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the covenants, agreements or conditions contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any subsequent or other breach or default of a similar nature. Notwithstanding anything to the contrary contained herein, Section 5.10, Section 8.03, Section 8.04, this Section 8.05, Section 10.04, Section 10.06, Section 10.07, Section 10.08, Section 10.10, Section 10.11, Section 10.13 and Section 10.17 (and any other provision of this Agreement to the extent that a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is adverse to any Debt Financing Source, without the prior written consent of the relevant Debt Financing Source.
ARTICLE IX
INDEMNIFICATION
Section 9.01. Indemnification by Seller.
(a) Subject to the provisions of this Article IX, from and after the Closing, Seller shall indemnify and hold harmless Purchaser and its Affiliates and the directors, officers, managers and employees of Purchaser and its Affiliates (collectively, the “Purchaser Indemnified Parties”) from and against all Losses arising out of, relating to or resulting from (i) any Excluded Liability or (ii) any breach by Seller of any of its covenants or agreements contained in this Agreement.
(b) Subject to any other limitations set forth in this Article IX, the indemnification provided for in Section 9.01(a)(ii) shall terminate (i) in the case of any covenant or agreement to be performed or complied with prior to the Closing, on the date 12 months after the Closing Date or (ii) in the case of all other covenants or agreements, in accordance with its terms or until fully performed (and no claims shall be made for indemnification pursuant to Section 9.01(a)(ii) after the applicable date as set forth in clause (i) or clause (ii); provided, however, that any claim for indemnity for any Losses for which Seller has received notice in accordance with Section 9.03(a) on or prior to the date the applicable indemnification would otherwise terminate in accordance with this Section 9.01(b) shall survive solely for purposes of the specific matters in such claim until the liability of Seller shall have been determined pursuant to this Article IX and Seller shall have reimbursed the applicable Purchaser Indemnified Parties for the amount of such Losses that are payable with respect to such claim in accordance with this Article IX.
Section 9.02. Indemnification by Purchaser.
(a) Subject to the provisions of this Article IX, from and after the Closing, Purchaser shall indemnify and hold harmless Seller and its controlled Affiliates and the directors, officers, managers and employees of Seller and its controlled Affiliates (collectively, the “Seller Indemnified Parties”) from and against all Losses arising out of, relating to or resulting from (i) any breach by Purchaser of any of its covenants or agreements contained in this Agreement or (ii) any Assumed Liability.
(b) The indemnification provided for in Section 9.02(a)(i)  shall terminate (i) in the case of any covenant or agreement to be performed or complied with prior to the Closing, on the date 12 months after the Closing Date or (ii) in the case of all other covenants or agreements, in accordance with its terms or until fully performed (and no claims shall be made for indemnification pursuant to Section 9.02(a)(i)  after the applicable date as set forth in clause (i) or clause (ii)); provided, however, that any claim for indemnity for any Losses for which Purchaser has received notice in accordance with Section 9.03(a) on or prior to the date the applicable indemnification would otherwise terminate in accordance with this Section 9.02(b) shall survive solely for purposes of the specific matters in such claim until the liability of Purchaser shall have been determined pursuant to this Article IX and Purchaser shall have reimbursed the applicable Seller Indemnified Parties for the amount of such Losses that are payable with respect to such claim in accordance with this Article IX.
Section 9.03. Notification of Claims.
(a) A Person that is entitled to be indemnified under this Article IX (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim, demand or circumstance that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a Third-Party against the Indemnified Party, such claim being a “Third-Party Claim”), which notice shall (i) identify the provision of this Agreement upon which the claim for indemnity is based, (ii) describe in reasonable detail, to the extent then known, the facts and circumstances giving rise to such claim for indemnity (and annex thereto all supporting documentation available at such time, including any correspondence in respect of any Third-Party Claim and paid invoices for any claimed Losses), and (iii) include a summary, to the extent known of the Losses for which the Indemnified Party claims to be entitled thereunder; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent the Indemnifying Party is actually prejudiced by such failure, it being understood that notices for claims must be delivered prior to the expiration of any applicable survival period specified in Section 9.01(b) or Section 9.02(b). Following delivery of any claim of indemnity for any Third-Party Claim, the Indemnified Party shall deliver to the

Indemnifying Party, reasonably promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim.
(b) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 9.03(a) with respect to any Third-Party Claim, the Indemnifying Party shall be entitled, by notice to the Indemnified Party, to assume the control, defense, negotiation and settlement of such Third-Party Claim with its own counsel and at its own expense. In the event that the Indemnifying Party assumes the control, defense, negotiation, settlement and other dealings in respect of such claim, it shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense; provided, however, that the Indemnifying Party shall bear the reasonable fees, costs and expenses of separate counsel of the Indemnified Party (and shall pay such fees, costs and expenses at least quarterly) if (i) the Indemnified Party shall have reasonably concluded that (A) there may be a conflict of interest (including one or more legal defenses or counterclaims available to it which are different from or in addition to those available to the Indemnifying Party) that would make it inappropriate, in the reasonable judgment of the Indemnified Party, for the same counsel to represent both the Indemnified Party and the Indemnifying Party, or (B) the Third-Party Claim seeks non-monetary relief which, if granted, would reasonably be expected to materially and adversely affect the Indemnified Party or its Affiliates (and in the case of this clause (B) the Indemnified Party may elect to assume such defense) or (ii) the Indemnifying Party shall not have continued to diligently conduct the defense of such Third-Party Claim. To the extent the Indemnifying Party elects not to control, defend against, negotiate, settle or otherwise deal with any Third-Party Claim, the Indemnifying Party nevertheless shall have the right to participate in the defense or prosecution of such Third-Party Claim and, at its own expense, to employ counsel of its own choosing for such purpose.
(c) Seller or Purchaser, as the case may be, shall, and shall cause each of its Subsidiaries and Representatives to, reasonably cooperate fully with the party controlling the defense of any Third-Party Claim (the “Controlling Party”) in the defense, negotiation and settlement of such Third-Party Claim, including by making available to the Controlling Party all witnesses, pertinent records, materials and information in such party’s possession or under such party’s control relating thereto as is reasonably required by the Controlling Party and at the Controlling Party’s expense. Notwithstanding anything to the contrary contained in Sections 9.03(a) through 9.03(d), neither the Indemnifying Party nor the Indemnified Party may settle any Third-Party Claim absent the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) (i) if such settlement would obligate the other party to pay or cause to be paid any money, impose any restriction, condition or Lien that would reasonably be expected to adversely affect the other party or any of its assets or the conduct of its business, involve any admission of wrongdoing by the other party or involve any injunctive relief on the other party; provided, that, in the event the Indemnified Party refuses to consent to the settlement of any Third-Party Claim involving only money damages to be paid by the Indemnifying Party and no admission of wrongdoing, then the liability of the Indemnifying Party in respect of such Third-Party Claim shall not exceed the amount for which the Third-Party Claim would have been so settled and (ii) unless such settlement includes a complete and unconditional release of the Indemnified parties potentially affected by such Third-Party Claim.
(d) After the giving of any notice of a claim for indemnity under Section 9.03(a), the amount of indemnification to which an Indemnified Party shall be entitled under this Article IX shall be determined, subject to the terms and conditions of this Article IX, by: (i) written agreement between the Indemnifying Party and the Indemnified Party; (ii) a final judgment or decree of any court of competent jurisdiction in accordance with Sections 10.10 and 10.11; or (iii) by any other means to which the Indemnifying Party and Indemnified Party agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Losses suffered by it.
(e) If there shall be any conflicts between the provisions of this Section 9.03 and Section 5.07(d), the provisions of Section 5.07(d) shall control with respect to Tax contests.
Section 9.04. Exclusive Remedies.
(a) Except with respect to any equitable remedies contemplated by Section 10.13 and subject to Purchaser’s rights pursuant to the R&W Policy, from and after the Closing, the right to assert claims for indemnity and receive indemnity payments pursuant to this Article IX shall be the sole and exclusive remedy of the Purchaser Indemnified Parties arising under, related to or with respect to this Agreement, the PP&S Business or the transactions contemplated hereby, and the limitations on liability, recovery and recourse set forth in this Article IX may not be avoided by seeking damages for breach of contract, tortious conduct (including negligence) or otherwise (whether predicated on common law, statute, strict liability or otherwise), and Purchaser on behalf of itself and each other Purchaser Indemnified Party waives and releases all claims against the Seller Group under the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.) and other Environmental Laws related to or with respect to the Purchase Assets, the PP&S Business or matters addressed in this Agreement or the transactions contemplated hereby; provided, that any limitations herein shall not apply in the event of fraud, as to which the parties shall have all remedies available at Law or in equity, or to the extent otherwise expressly provided in any Ancillary Agreements. Without limiting the generality of the foregoing, each Party hereto hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled. The provisions of this Section 9.04 and the limited remedies provided in this Article IX were specifically bargained for among the Parties and were taken into account by the Parties in arriving at the Purchase Price and the terms and conditions of this Agreement.
(b) Except with respect to the indemnification obligations of Seller in Section 9.01(a) or in the event of fraud, Purchaser, on behalf of itself and each other Purchaser Indemnified Party, acknowledges and agrees that the sole and exclusive source of recovery for the Purchaser Indemnified Parties with respect to a breach or inaccuracy of any representation or warranty in this Agreement shall, in each case, be to make a claim against the R&W Policy. No Seller Indemnified Party shall have any direct or indirect Liability of any kind or nature in connection with the R&W Policy except in the event of fraud. For the avoidance of doubt, this Section 9.04(b) shall remain in full force and effect irrespective of whether (i) the R&W Policy is never issued to Purchaser, (ii) the R&W Policy is revoked, cancelled or modified in any manner, or (iii) any Purchaser Indemnified Party makes a claim under the R&W Policy and such claim is denied by the insurer.
(c) The representations and warranties of Purchaser and of Seller contained in this Agreement shall survive until the date of the Closing, after which such time such representations and warranties shall terminate and Purchaser shall have no rights or remedies thereafter (other than claims by Purchaser Indemnified Parties against the R&W Policy) with respect to any breach of or inaccuracy in such representations and warranties.
Section 9.05. Additional Indemnification Provisions.
(a) With respect to the indemnification obligations contained in this Article IX: all Losses shall be net of proceeds from any insurance arrangement or any indemnification by, reimbursement or cash receipts from, or indemnification agreement with any Third-Party (each such source of recovery, a “Collateral Source”) that have been paid to the Indemnified Party in connection with the facts giving rise to the right of indemnification, less the amount of out-of-pocket costs incurred to obtain such proceeds (any such proceeds, “Collateral Source Proceeds”) and shall be calculated on an After-Tax Basis. Purchaser shall not make any claim for indemnification under this Article IX in respect of any matter that was actually taken into account in the determination of Working Capital or the calculation of any adjustment to the Purchase Price pursuant to Article II, as it is the intention of Seller and Purchaser that the procedures set forth in Article II shall provide the sole and exclusive remedies for such claims. Seller shall not be required to indemnify any Purchaser Indemnified Party, and Purchaser shall not be required to indemnify any Seller Indemnified Party, to the extent of any Losses that a court of competent jurisdiction shall have determined by final judgment to have resulted from the bad faith, gross negligence or willful misconduct of the party seeking indemnification.
(b) If an Indemnifying Party makes any payment for any Losses suffered or incurred by an Indemnified Party pursuant to the provisions of this Article IX, such Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits of the Indemnified Party with respect to such Losses and with respect to the claim giving rise to such Losses.
(c) Any costs and expenses incurred by any Controlling Party in connection with a Third-Party Claim, including legal costs and expenses, shall be deemed to be Losses for purposes of determining the amount of Losses with respect to such Third-Party Claim.
(d) Purchaser and Seller agree that, for purposes of computing the amount of any indemnification payment under this Article IX, any such indemnification payment shall be treated as an adjustment to the Purchase Price for all Tax purposes, and any such adjustment shall be allocated to the Purchase Price of the Purchased Interest or Purchased Asset to which such adjustment most closely relates.
(e) Notwithstanding anything to the contrary in this Agreement, for purposes of the definition of “Seller Taxes” and indemnification under this Agreement, references to “Seller Taxes” shall be deemed to include amounts that would have constituted “Seller Taxes” but for the set-off or other utilization of any loss, deduction or credit generated by Purchaser or any Affiliate thereof other than any Purchased Entity in any taxable period or any Purchased Entity in any Post-Closing Tax Period.
Section 9.06. Mitigation. Each of the Parties shall, and shall cause its applicable Subsidiaries to, take commercially reasonable steps to mitigate their respective Losses upon and after becoming aware of any fact, event, circumstance or condition that has given rise to, or would reasonably be expected to give rise to, any Losses that are indemnifiable hereunder. In the event any Indemnified Party shall fail to so take such commercially reasonable steps, then, notwithstanding anything to the contrary contained in this Agreement, the applicable Indemnifying Party shall not be required to indemnify such Indemnified Party for any Loss that would reasonably be expected to have been avoided if such Indemnified Party had taken such steps.
Section 9.07. Third-Party Remedies. If any Purchaser Indemnified Party is at any time entitled (whether by reason of a contractual right, a right to take or bring an Action, availability of any Collateral Source Proceeds, or a right to require a payment discount or otherwise) to recover from another Person any amount in respect of any matter giving rise to a Loss (whether before or after Seller has made a payment to an Purchaser Indemnified Party hereunder and in respect thereof), Purchaser shall (and shall cause the applicable Purchaser Indemnified Party to) (a) promptly notify Seller and provide such information as Seller may reasonably request relating to such right of recovery and the steps taken or to be taken by Purchaser in connection therewith, (b) consider in good faith any reasonable request by Seller to take any steps as Seller may reasonably request to pursue such recovery; provided, that the foregoing shall not require Purchaser to initiate any Action against any Person, and (c) keep Seller reasonably informed of the progress of any action taken in respect thereof. Thereafter, any claim against Seller shall be limited (in addition to the limitations on the liability of Seller referred to in this Agreement) to the amount by which the Losses suffered by Purchaser Indemnified Parties exceed the amounts actually recovered, if any, by Purchaser Indemnified Party or any Affiliate of Purchaser (net of Purchaser’s reasonable out-of-pocket costs and expenses incurred in the recovery of such amount) from such other Person. If any Purchaser Indemnified Party recovers any amounts in respect of Losses from any Third-Party at any time after Seller has paid all or a portion of such Losses to such Purchaser Indemnified Party pursuant to the provisions of this Article IX, Purchaser shall, or shall cause such Purchaser Indemnified Party to, promptly (and in any event within two Business Days following receipt thereof) pay over to Seller the excess of the amount so received (to the extent previously paid by Seller) over Purchaser’s reasonable out-of-pocket costs and expenses incurred in the recovery of such amount.
Section 9.08. Limitation on Liability. Notwithstanding anything to the contrary contained in this Agreement or any Ancillary Agreement, in no event shall any Party have any Liability hereunder for any consequential, special (including, for the avoidance of doubt, any damages arising from the special circumstances of any Indemnified Party, whether or not such special circumstances were communicated to the Indemnifying Party at or prior to the Closing) or punitive damages, unless such damages are the actual, probable and reasonably foreseeable result of the event giving rise to the claim for indemnification; provided, that this Section 9.08 shall not apply to damages or Liability with respect to any Third-Party Claim.
ARTICLE X
GENERAL PROVISIONS
Section 10.01. Expenses. Except as may be otherwise specified in the Transaction Agreements, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements shall be paid by the Person incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that Purchaser shall pay all filing and other similar fees payable in connection with any filings or submissions required under the HSR Act or any other Competition and Investment Laws.
Section 10.02. Notices. All notices, requests, permissions, waivers and other communications hereunder will be in writing and will be deemed to have been duly given (a) when sent, if sent by email (provided, that such notice be sent concurrently via overnight courier service, return receipt requested), (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Day following sending by overnight delivery via an international courier service, return receipt requested and, in each case, addressed to a Party at the following address for such Party (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.02):
(a) if to Seller:
PolyOne Corporation
33587 Walker Rd
Avon Lake, Ohio 44012
Attention: Senior Vice President, General Counsel & Secretary and Senior Vice President, Mergers & Acquisitions
Email: lisa.kunkle@polyone.com
        joel.rathbun@polyone.com

with a copy to:
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
Attention: James Dougherty
         Benjamin Stulberg
Email:  jpdougherty@jonesday.com
         blstulberg@jonesday.com

(b) if to Purchaser:
c/o SK Capital Partners

430 Park Avenue
New York, NY 10022
Attention: Jack Norris
Email:  jnorris@skcapitalpartners.com

with a copy to:
Latham & Watkins LLP
555 Eleventh Street NW, Suite 1000
Washington, D.C. 20004-1304
Attention: Nicholas P. Luongo
Email:  nick.luongo@lw.com

Section 10.03. Public Announcements. Purchaser and Seller shall not, and shall cause their respective Affiliates and Representatives to not, without the approval of the other, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that any such Party shall be so obligated by Law, in which case the other Party shall be advised and the Parties shall use their reasonable best efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures (a) necessary to comply with accounting or United States Securities and Exchange Commission disclosure obligations or the rules of any stock exchange, or (b) with public stockholders or analysts in the Ordinary Course of Business for a transaction of the type contemplated by this Agreement; provided, further, that (i) Purchaser and its Affiliates and their respective professional advisors shall be permitted to disclose information concerning this Agreement and the transactions contemplated hereby in connection with the customary fundraising, marketing, informational or reporting activities of Purchaser or its Affiliates and (ii) the Debt Financing Sources and Purchaser’s other professional advisors may publish “tombstones” or other customary announcements which do not contain pricing details that are not otherwise publicly available, in each case, without the consent or approval of Seller or any other party to this Agreement.
Section 10.04. Severability; Specificity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable Laws, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable. Notwithstanding the foregoing, the Parties intend that the remedies and limitations set forth in this Agreement (including Section 8.03, Section 8.04, Section 8.05, this Section 10.04, Section 10.06, Section 10.07, Section 10.10, Section 10.11, Section 10.13 and Section 10.17, shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases (i) the liability of Purchaser or any of its Related Parties or any Debt Financing Source or (ii) the obligations hereunder or under the Limited Guarantee.
Section 10.05. Entire Agreement. The Transaction Agreements, including the Exhibits and the Disclosure Schedule, and the Confidentiality Agreement, contain the entire understanding of the Parties with respect to the subject matter contained herein and therein and supersede all prior and contemporaneous agreements, arrangements, contracts, discussions, negotiations, undertakings and understandings, whether written or oral, among the Parties with respect to such subject matter or any prior course of dealings. The Parties have voluntarily agreed to define their rights, Liabilities and obligations respecting the transactions contemplated hereby exclusively in contract pursuant to the express terms and conditions of the Transaction Agreements, and the Parties expressly disclaim that they are owed any duties or entitled to any remedies not expressly set forth in the Transaction Agreements. Furthermore, the Parties each hereby acknowledge that the Transaction Agreements embody the justifiable expectations of sophisticated Parties derived from arm’s-length negotiations, and all Parties to the Transaction Agreements specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of an ordinary purchaser and an ordinary seller in an arm’s-length transaction.
Section 10.06. Assignment. No Party to this Agreement may assign this Agreement (by operation of Law or otherwise) without the prior written consent of the other Party; provided, that Purchaser may, without the prior written consent of Seller, assign all or any portion of its rights and obligations under this Agreement to (a) any of its Affiliates, (b) any Debt Financing Sources as collateral or (c) in connection with any sale or transfer of Equity Interests of, or any merger, consolidation, change of control or other business combination involving, Purchaser, any of its Subsidiaries or any portion of their respective businesses, in each case, provided that no such assignment shall relieve Purchaser of its obligations under this Agreement. Any attempted assignment in violation of this Section 10.06 shall be void. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the Parties and their permitted successors and assigns.
Section 10.07. No Third-Party Beneficiaries. Except as set forth in (a) Article IX (with respect to Purchaser Indemnified Parties and the Seller Indemnified Parties), (b) in Section 8.03, Section 8.04, this Section 10.07 or Section 10.17 (with respect to the Seller Group and Purchaser and its Related Parties and all Nonparty Affiliates of each of the foregoing) or (c) Section 5.04(a) (with respect to SK Capital Partners, LP) nothing in the Transaction Agreements, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that the parties specifically acknowledge that the Debt Financing Sources are intended third party beneficiaries of the provisions of Section 8.03, Section 8.04, Section 8.05, Section 10.04, Section 10.06, this Section 10.07, Section 10.08, Section 10.10, Section 10.11, Section 10.13 and Section 10.17, in each case, to the extent contemplated thereby. From and after the Closing, all of the Persons identified as Third-Party beneficiaries in the first sentence of this Section 10.07 shall be entitled to enforce such provisions and to avail themselves of the benefits of any remedy for any breach of such provisions, all to the same extent as if such Persons were parties to this Agreement. Without limiting the generality of the foregoing, the representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with this Agreement without notice or Liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any Party hereto. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.08. Amendment. Except as provided in Section 8.05, no provision of this Agreement, including any Exhibits or Disclosure Schedule hereto, may be amended, supplemented or modified except by a written instrument making specific reference hereto signed by the Parties. No consent from any Indemnified Party under Article IX (other than the Parties to this Agreement) shall be required in order to amend this Agreement. Notwithstanding anything to the contrary herein, Section 5.10, Section 8.03, Section 8.04, Section 8.05, Section 10.04, Section 10.06, this Section 10.07, this Section 10.08, Section 10.07, Section 10.10, Section 10.11, Section 10.13 and Section 10.17 (and any other provision of this Agreement or any related definitions used in those provisions to the extent a modification, waiver or termination of such provision or definition would modify the substance of any of the foregoing provisions) and the definition of “Debt Financing Sources” may not be modified, waived or terminated in a manner that is adverse to a Debt Financing Source, without the prior written consent of such Debt Financing Source.
Section 10.09. Disclosure Schedule. Any disclosure with respect to a Section or Disclosure Schedule of this Agreement shall be deemed to be disclosed for other Sections or Disclosure Schedule of this Agreement to the extent that such disclosure is reasonably sufficient so that the relevance of such disclosure would be reasonably apparent on its face to a reader of such disclosure. Matters reflected in any Section or Schedule of this Agreement are not necessarily limited to matters required by this Agreement to be so reflected. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. No reference to or disclosure of any item or other matter in any Section or Schedule of this Agreement shall be construed as an admission or indication that such item or other matter is material or outside of the Ordinary Course of Business. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Governmental Order shall be construed as an admission or indication to any Third-Party that breach or violation exists or has actually occurred.
Section 10.10. Governing Law; Submission to Jurisdiction. Except as otherwise provided in this Section 10.10 and Section 2.10, all issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the Exhibits and Disclosure Schedule hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Except as otherwise provided in this Section 10.10 and Section 2.10, any Action seeking to enforce any provision of, or based on any right arising out of, this Agreement or the transactions contemplated hereby may be brought against any of the Parties only in the Delaware Chancery Court or any federal court sitting in the State of Delaware, and each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such Action and waives any objection to venue laid therein. Notwithstanding the foregoing provisions of this Section 10.10, no party hereto, nor any of its Affiliates, shall bring, or support, any Action, whether at Law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter, the Debt Financing or the definitive agreements executed in connection therewith or the transactions contemplated thereby, anywhere other than in: (i) any New York State court sitting in the Borough of Manhattan; or (ii) if under applicable Law, exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York, and each party hereto agrees (on behalf of itself and its Affiliates)

that the laws of the State of New York shall govern any such Action and submits for itself and its property with respect to any such Action to the exclusive jurisdiction of the aforementioned courts in this Section 10.10.
Section 10.11. Waiver of Jury Trial. EACH PARTY HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, BETWEEN THE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR ANY OTHER INSTRUMENT OR DOCUMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THEREWITH (INCLUDING ANY LITIGATION INVOLVING ANY DEBT FINANCING SOURCE IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT COMMITMENT LETTER, THE DEBT FINANCING OR THE DEFINITIVE AGREEMENTS EXECUTED IN CONNECTION THEREWITH OR THE TRANSACTIONS CONTEMPLATED THEREBY). ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.
Section 10.12. Bulk Sale Laws. Purchaser hereby waives compliance by the Seller Group with the provisions of the “bulk sales,” “bulk transfer” or similar Laws of any state or any jurisdiction outside the United States that may otherwise be applicable with respect to the sale of any of the Purchased Assets.
Section 10.13. Specific Performance. Purchaser and Seller agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Purchaser and Seller shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Without limiting the generality of the foregoing, (a) Seller shall be entitled to specific performance against Purchaser (i) of Purchaser’s obligations to consummate the Closing, subject to the last sentence of this Section 10.13 and (ii) to enforce and to prevent any breach by Purchaser of its covenants under this Agreement, and (b) Purchaser shall be entitled to specific performance against Seller (i) of Seller’s obligation to consummate the Closing upon the satisfaction or waiver of the conditions set forth in Section 7.02, and (ii) to enforce and to prevent any breach by Seller of its covenants under this Agreement. Any requirements for the securing or posting of any bond in connection with such remedy are waived. Each of the Parties hereby irrevocably waives, and agrees not to assert or attempt to assert, by way of motion or other request for leave from the court, as a defense, counterclaim or otherwise, in any Action based upon, arising out of or relating to this Agreement, any claim or argument that there is an adequate remedy at law or that an award of specific performance is not otherwise an available or appropriate remedy. Notwithstanding anything to the contrary set forth in this Agreement, it is explicitly agreed that Seller shall have the right to obtain an injunction, specific performance or other equitable relief, prior to the valid termination of this Agreement in accordance with Article VIII to cause Purchaser to cause the Closing to occur if, and only if, each of the following conditions has been satisfied: (A) all conditions set forth in Section 7.01 and Section 7.03 shall have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is reasonably capable of being satisfied by deliveries made at the

Closing); (B) Purchaser fails to complete the Closing by the date the Closing should have occurred pursuant to Section 2.03, assuming the satisfaction of the conditions that by their terms are to be satisfied by deliveries at the Closing; (C) the Debt Financing has been funded, or will be funded, at the Closing; and (D) Seller has irrevocably confirmed in writing to Purchaser that if specific performance is granted and the Debt Financing and Equity Financing are funded, the Closing will occur.
Section 10.14. Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or .pdf shall be as effective as delivery of a manually executed counterpart of this Agreement.
Section 10.15. Disclaimer of Warranties.
(a) NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III (AS MODIFIED BY THE DISCLOSURE SCHEDULE), ANY ANCILLARY AGREEMENT OR ANY CERTIFICATE OR OTHER DOCUMENT DELIVERED HEREUNDER OR THEREUNDER, SELLER MAKES NO OTHER REPRESENTATION OR WARRANTY WITH RESPECT TO THE PP&S BUSINESS, THE PROBABLE SUCCESS OR PROFITABILITY OF THE PP&S BUSINESS, THE PURCHASED ASSETS, THE ASSUMED LIABILITIES, THE TRANSACTIONS CONTEMPLATED BY THE TRANSACTION AGREEMENTS OR ANY OTHER RIGHTS OR LIABILITIES TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO. SELLER IS SELLING THE PURCHASED ASSETS AND TRANSFERRING THE ASSUMED LIABILITIES ON AN “AS IS, WHERE IS” BASIS AND DISCLAIMS ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTEES WHETHER EXPRESS OR IMPLIED. EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III (AS MODIFIED BY THE DISCLOSURE SCHEDULE), ANY ANCILLARY AGREEMENT OR ANY CERTIFICATE OR OTHER DOCUMENT DELIVERED HEREUNDER OR THEREUNDER, SELLER MAKES NO REPRESENTATION OR WARRANTY AS TO NONINFRINGEMENT, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED REPRESENTATIONS OR WARRANTIES WHATSOEVER. EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III (AS MODIFIED BY THE DISCLOSURE SCHEDULE), ANY ANCILLARY AGREEMENT OR ANY CERTIFICATE OR OTHER DOCUMENT DELIVERED HEREUNDER OR THEREUNDER, PURCHASER EXPRESSLY DISCLAIMS THAT IT IS RELYING UPON OR HAS RELIED UPON ANY OTHER REPRESENTATION, WARRANTY OR OTHER STATEMENT OF FACT OR OPINION, AND ACKNOWLEDGES AND AGREES THAT IT IS NOT ENTITLED TO RELY UPON, AND THAT SELLER HAS SPECIFICALLY DISCLAIMED AND DOES HEREBY SPECIFICALLY DISCLAIM, ANY OTHER REPRESENTATION, WARRANTY OR OTHER STATEMENT OF FACT OR OPINION MADE BY ANY PERSON. PURCHASER FURTHER SPECIFICALLY DISCLAIMS ANY OBLIGATION OR DUTY BY ANY PERSON TO MAKE ANY DISCLOSURES OF FACT NOT REQUIRED TO BE DISCLOSED PURSUANT TO THE SPECIFIC REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III (AS MODIFIED BY THE

DISCLOSURE SCHEDULE), ANY ANCILLARY AGREEMENT OR ANY CERTIFICATE OR OTHER DOCUMENT DELIVERED HEREUNDER OR THEREUNDER.
(b) Purchaser acknowledges and agrees that Seller makes no representations or warranties with respect to, and that Purchaser will not have any right or remedy arising out of any Losses relating to or resulting from, Purchaser’s businesses or any Contract (other than any Transaction Agreement) or other relationship between Seller or any of Seller’s Affiliates and Purchaser or any of Purchaser’s Affiliates. Purchaser acknowledges that none of Seller or any of its Affiliates or Representatives or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts or summaries heretofore made available by Seller or any of its Affiliates or Representatives to Purchaser or any other information which is not included in this Agreement, and neither Seller nor any of its Affiliates or Representatives or any other Person will have or be subject to any Liability to Purchaser, any Affiliate of Purchaser or any other Person resulting from (i) the distribution of any such information to, or use of any such information by, Purchaser, any Affiliate of Purchaser or any of their respective Representatives or (ii) any errors in or omissions from any such information.
(c) Purchaser acknowledges and agrees that none of the Seller Group or any of its Affiliates, Representatives or any other Person makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of (i) any of the information set forth in management presentations relating to the PP&S Business made available to Purchaser, its Affiliates or its Representatives, in materials made available in any “data room” (virtual or otherwise), including any cost estimates delivered or made available, financial projections or other projections, in presentations by the management of the PP&S Business, in “break-out” discussions, in responses to questions submitted by or on behalf of Purchaser, its Affiliates or its Representatives, whether orally or in writing, in materials prepared by or on behalf of Seller or in any other form, or (ii) any information delivered or made available pursuant to Section 5.02.
(d) Purchaser acknowledges and agrees that none of Seller or any of its Affiliates, Representatives or any other Person shall have any Liability or responsibility whatsoever to Purchaser or its Affiliates or Representatives on any basis (including in contract, tort or equity, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (including set forth in management summaries relating to the PP&S Business provided to Purchaser, in materials made available in any “data room” (virtual or otherwise), in presentations by the Seller Group or the PP&S Business’s management or otherwise), to Purchaser or its Affiliates or Representatives (or any omissions therefrom).
(e) In connection with Purchaser’s investigation of the PP&S Business, the Purchased Assets and the Assumed Liabilities, Purchaser has received or may receive certain projections, including projected statements of operating revenues and income from operations of the PP&S Business and certain business plan information. Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Purchaser is familiar with such uncertainties and that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, except for the specific representations and warranties expressly set forth in Article III (as modified by the Disclosure Schedule), any Ancillary Agreement or any certificate or other document delivered hereunder or thereunder, Purchaser hereby acknowledges that neither Seller nor any other Person are making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts, and Purchaser hereby disclaims any reliance on such estimates, projections and other forecasts and plans and agrees that it has not relied thereon.
(f) Notwithstanding anything to the contrary in this Agreement, no provision of this Section 10.15 shall in any respect amend, modify or limit any representation or warranty set forth in Article III (as modified by the Disclosure Schedule), any Ancillary Agreement or any certificate or other document delivered hereunder or thereunder.
Section 10.16. Privileged Matters.
(a) As to all communications among counsel for the Seller Group (including Jones Day and in-house counsel of the Seller Group), Seller and any other member of the Seller Group that relate in any way to the transactions contemplated by this Agreement or to Excluded Liabilities (collectively, the “Privileged Communications”), the attorney-client privilege and the expectation of client confidence belongs to Seller and may be controlled by Seller and will not pass to or be claimed by Purchaser or any of its respective Subsidiaries. The Privileged Communications are the property of Seller, and from and after the Closing none of Purchaser, any of its Subsidiaries or Representatives, or any Person purporting to act on behalf of or through Purchaser will seek to obtain such communications, whether by seeking a waiver of the attorney-client privilege or through other means. As to any such Privileged Communications prior to the Closing Date, Purchaser, its Subsidiaries, and any of their respective successors or assigns, further agree that no such Person may use or rely on any of the Privileged Communications in any action against or involving any of the Parties after the Closing. The Privileged Communications may be used by Seller or any other member of the Seller Group in connection with any dispute that relates in any way to the transactions contemplated by this Agreement, including in any claim for indemnification brought by Purchaser. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or any of its Subsidiaries and a Third-Party (other than a Party or any of their respective Affiliates) after the Closing, Purchaser may assert the attorney-client privilege to prevent disclosure of confidential communications by counsel for Seller or the Seller Group to such Third-Party; provided, however, that neither Purchaser nor any of its Subsidiaries may waive such privilege without the prior written consent of Seller.
(b) Upon receipt by Purchaser or any of its Subsidiaries of any subpoena, discovery or other request from any Third-Party that actually calls for the production or disclosure of Privileged Communications or if Purchaser or any of its Affiliates obtains knowledge that any current or former employee of Purchaser receives any subpoena, discovery or other request from any Third-Party that actually calls for the production or disclosure of Privileged Communications, Purchaser will promptly notify Seller of the existence of the request and will provide Seller a reasonable opportunity to assert any rights it may have under this Section 10.16 or otherwise to prevent the production or disclosure of Privileged Communications. Purchaser will not, and will cause its Subsidiaries not to, produce or disclose to any Third-Party any of the Privileged Communications under this Section 10.16 unless (i) Seller has provided its express written consent to such production or disclosure, (ii) required to do so by applicable Law or (iii) a court of competent jurisdiction has entered a Governmental Order finding that the Privileged Communications are not entitled to protection from disclosure under any applicable privilege, doctrine or rule.
(c) The access to Information being granted pursuant to Section 5.02 and the disclosure to Seller and Purchaser of Privileged Communications relating to the PP&S Business pursuant to this Agreement in connection with the transactions contemplated hereby will not be asserted by Seller or Purchaser to constitute, or otherwise deemed, a waiver of any privilege that has been or may be asserted under this Section 10.16 or otherwise. Nothing in this Agreement will operate to reduce, minimize or condition the rights granted to Seller and Purchaser in, or the obligations imposed upon Seller and Purchaser by, this Section 10.16.
Section 10.17. No Recourse. All Actions under or related to this Agreement may be made only against (and are those solely of) the entities that are expressly identified as Parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, Representative or assignee of, or any financial advisor or lender to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, Representative or assignee of, or any financial advisor or lender to, any of the foregoing (collectively, “Nonparty Affiliates”), shall have any Liability; and, to the maximum extent permitted by Law, each Contract Party hereby waives and releases all such Liabilities against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or Actions that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to the Transaction Agreements. Notwithstanding anything that may be expressed or implied in this Agreement or any document, agreement, or instrument delivered contemporaneously herewith, in no event shall the Debt Financing Sources have any liability or obligation to, or be subject to any suit or claim from, Seller or its Related Parties in connection with this Agreement or the transactions contemplated hereby including any Debt Financing or Equity Financing, whether at law or equity, in contract, in tort or otherwise and none of Seller or any of its Related Parties will have any rights or claims against any Debt Financing Source under this Agreement or any other agreement contemplated by, or entered into in connection with the transactions contemplated by, this Agreement, including any commitments by the Debt Financing Sources in respect of financing the transactions contemplated by this Agreement.

[Remainder of Page Intentionally Left Blank; Signature page follows.]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on the date first written above by their respective duly authorized officers.
POLYONE CORPORATION
By: /s/ Joel R. Rathbun
Name: Joel R. Rathbun
Title: Senior Vice President, Mergers & Acquisitions
SK ECHO GROUP S.À R.L.
By: /s/ Andrew Jenkinson
Name: Andrew Jenkinson
Title: Manager